                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-47682
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Prospectus
January 12, 2001

                                     [LOGO]

                                  COMMON STOCK

                       WARRANTS TO PURCHASE COMMON STOCK

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The Offering:

  . This prospectus relates to the resale of up to 300,000 warrants to purchase shares of our common stock by the holders named under the heading "Warrantholders" in this prospectus or in an accompanying supplement to this prospectus.

  . This prospectus also relates to the offer and sale of 2,982,699 shares of our common stock which are initially issuable upon the exercise of the warrants

  . All of the warrants and shares of our common stock being registered may be offered and sold from time to time by the named holders.

Trading Market:

  . There is no public market for the warrants or the shares of common stock to be issued upon exercise of the warrants. We do not intend to apply, and are not obligated to apply, for listing of the warrants or our common stock on any securities exchange or any automated quotation system.

Risk Factors:

  . See "Risk Factors" on page 6 of this prospectus for a discussion of risks that you should consider before purchasing the warrants and/or shares of common stock.

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Neither the SEC nor any state securities commission has determined whether this prospectus is truthful or complete, nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.

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

                               TABLE OF CONTENTS

                                   Page
Prospectus Summary................   1
Risk Factors......................   6
Forward-Looking Statements........  21
Use of Proceeds...................  22
Dividend Policy...................  22
Capitalization....................  23
Selected Financial Data...........  24
Management's Discussion and
 Analysis of Financial Condition
 and Results of Operations........  26
Business..........................  37
The Sprint PCS Agreements.........  59
Description of Our Indebtedness...  69
Management........................  78

                                    Page
Principal Stockholders.............  89
Certain Relationships and Related
 Transactions......................  91
Regulation of the Wireless
 Telecommunications Industry.......  94
Warrantholders.....................  99
Description of Warrants............ 102
Description of Capital Stock....... 106
Certain United States Federal
 Income Tax Considerations......... 111
Plan of Distribution............... 119
Where You Can Find More
 Information....................... 120
Legal Matters...................... 121
Experts............................ 121
Index to Financial Statements...... F-i

                               PROSPECTUS SUMMARY

   This summary highlights information that we believe is especially important concerning our business and this offering of warrants and common stock. It does not contain all of the information that may be important to your investment decision. You should read the entire prospectus, including "risk factors" and our financial statements and related notes, before deciding to invest in either the warrants or common stock.

                                  The Company

Overview

   We are a Sprint PCS affiliate with the exclusive right to market 100% digital personal communication services, or PCS, wireless phone service under the Sprint and Sprint PCS brand names to a total population of more than 7.0 million in 35 markets consisting of mid-sized cities and rural areas in Illinois, Michigan, Iowa and eastern Nebraska. We began providing service in December 1999 and, as of September 30, 2000, had launched service in fifteen markets covering approximately 2,097,000 residents and had over 25,000 customers. As of November 30, 2000, we had launched three additional markets covering approximately 1,390,000 residents. By the end of the third quarter of 2001, we plan to offer service on our network, which we refer to as providing coverage, to the portions of our territory where approximately 67% of the total population resides in our territory, at which time our planned network build-out will be substantially complete.

   In January 1999, we entered into our long-term affiliation agreements with Sprint PCS for our initial territory of 15 markets with a total population of over 2.8 million in the states of Illinois and Iowa. Following our successful initial launch, Sprint PCS selected us to be the exclusive Sprint PCS affiliate for 20 additional markets with a total population of over 4.2 million in the states of Michigan, Iowa and Nebraska. As part of this expansion, we have purchased from Sprint PCS network assets under construction in four markets in Michigan. In addition, we have been granted the option, but do not have the obligation, to add to our territory the Iowa City and Cedar Rapids, Iowa markets that Sprint PCS launched in February 1997 and to purchase from Sprint PCS related assets in those markets. Those markets have a total population of approximately 405,000 and had over 11,000 Sprint PCS subscribers as of September 30, 2000. On January 10, 2001 we exercised this option. The closing is subject to our due diligence and the receipt of various consents. There is no assurance we will close the purchase of the assets.

   We are among 18 companies which are referred to generally as Sprint PCS affiliates. Each Sprint PCS affiliate has the exclusive right to market PCS under the Sprint and Sprint PCS brand names in certain portions of the United States. We believe that the 18 companies are unrelated to Sprint PCS and unrelated to each other except that one Sprint affiliate has announced agreements to acquire two other Sprint PCS affiliates.

   We anticipate our territory will generate significant roaming revenues for us from Sprint PCS subscribers not based in our territory who use our network. Our territory is adjacent to, but does not include, several important markets owned and operated by Sprint PCS including Chicago, Detroit, Des Moines, Indianapolis, Omaha and St. Louis and contains more than 1,700 miles of heavily traveled interstates. Our territory also includes over 40 colleges and universities with a total enrollment of approximately 200,000 students.

   From our inception through September 30, 2000, we have not generated significant revenues and have generated significant net operating losses. We expect to continue to generate significant net operating losses through a portion of 2003, after which time we expect to have achieved break-even operating cash-flow.

Business Strategy

   Our business strategy is focused on fully leveraging our strategic relationship with Sprint PCS and also includes:

  . executing an integrated local marketing strategy which includes establishing a total of up to 17 Sprint PCS stores in our territory, advertising on local radio, TV, and print media and sponsoring important local and regional events;

  . continuing to rapidly construct our network using experienced strategic partners and high speed wireless data and Internet wireless technology commonly referred to as "3G" technology; and

  . continuing to evaluate opportunities for transactions to strategically expand our territory and business combinations with other Sprint PCS affiliates.

                                ----------------

   We are a Delaware corporation. Our principal executive offices are located at 1900 East Golf Road, Suite 900, Schaumburg, Illinois 60173, and our telephone number is (847) 944-2900.

                             Summary Financial Data

   The selected summary financial data presented below under the captions "Statement of Operations Data" and "Balance Sheet Data", for, and as of the end of, the period from January 22, 1999 (date of inception) to December 31, 1999 and the nine-month period ended September 30, 2000 are derived from the financial statements of iPCS, Inc. and its subsidiaries and predecessor, which have been audited by Deloitte & Touche LLP, independent auditors.

   It is important that you also read "Management's Discussion and Analysis of Financial Condition and Results of Operations," the financial statements for the period from January 22, 1999 (date of inception) through December 31, 1999 and the nine-month period ended September 30, 2000 and the related notes of iPCS, Inc. and its subsidiaries and predecessor and the independent auditors' report of Deloitte & Touche, LLP.

   The selected summary unaudited financial data presented below, for, and as of the end of, the period from January 22, 1999 (date of inception) through September 30, 1999 are derived from our unaudited financial statements included in this prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, that management considers necessary to a fair presentation of financial position and results of operations. Operating results for the nine-month period ended September 30, 2000 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2000.

                            Period from       Period from
                         January 22, 1999  January 22, 1999
                             (date of           (date of          Nine-month
                            inception)         inception)           period
                              through           through             ended
                         December 31, 1999 September 30, 1999 September 30, 2000
                                               (Unaudited)
                                  (In thousands, except per share data)
Statement of Operations
 Data:
  Revenues..............      $   215           $   --             $ 12,638
  Cost of service.......        1,695               531               9,981
  Total operating
   expenses.............        4,858             1,534              43,269
  Net loss..............       (4,380)           (1,283)            (36,002)
  Net loss available to
   common stockholders..       (4,380)           (1,283)            (83,270)
Other Data:
  Pro forma basic and
   diluted net loss per
   share of common
   stock(1).............      $ (0.10)          $ (0.03)           $  (1.86)
                              =======           =======            ========

                                                    As of         As of
                                                 December 31, September 30,
                                                     1999         2000
                                                         (In thousands)
Balance Sheet Data:
  Cash and cash equivalents.....................   $ 2,733      $108,233
  Property and equipment including construction
   in
   progress, net................................    39,106       100,359
  Total assets..................................    44,843       240,226
  Long-term debt................................    27,571       129,794
  Total liabilities.............................    35,723       159,529
  Redeemable preferred stock....................       --         47,268
  Equity........................................     9,120        33,429

--------------------
(1) Pro forma basic and diluted net loss per share of common stock is computed by dividing net loss available to common stockholders by the assumed number of common shares outstanding as if the reorganization had occurred upon the inception of Illinois PCS, LLC. For more information on the reorganization, please see "Certain Relationships and Related Transactions--Formation of Illinois PCS, LLC."

                      Summary Of The Terms Of The Warrants

Warrants Offered...................... 300,000 warrants which will entitle the holders to purchase an
                                       aggregate of 2,982,699 shares of
                                       our common stock, representing an
                                       aggregate of approximately 4% of
                                       our issued and outstanding common
                                       stock on a fully diluted basis,
                                       assuming exercise of all
                                       outstanding options and warrants to
                                       purchase common stock and the
                                       conversion into shares of common
                                       stock of the $120.0 million of the
                                       convertible preferred stock issued
                                       to the investor group led by
                                       Blackstone.

Exercise Price........................ Each warrant will entitle the holder to purchase shares of our
                                       common stock at an exercise price
                                       of $5.50 per share, subject to
                                       adjustment as provided in the
                                       warrant agreement.

Exercise.............................. The warrants may be exercised at any time on or after July 15, 2001
                                       and prior to July 15, 2010.
                                       Warrants that are not exercised by
                                       July 15, 2010 will expire.

Separation Date....................... The warrants were separated from the units on September 12, 2000.

                                  RISK FACTORS

   You should carefully consider the following risk factors in addition to the other information contained in this prospectus before purchasing either the warrants or common stock being offered.

Risks Particular to iPCS

 We have substantial debt which we may not be able to service and which could adversely affect our financial health and prevent us from fulfilling our obligations under the senior discount notes

   We have entered into an amended and restated credit agreement with Toronto Dominion (Texas), Inc. and GE Capital Corporation to provide a senior secured credit facility with an aggregate commitment of $140.0 million. Under our current business plan, we expect to incur substantial additional indebtedness before achieving break-even operating cash flow, including $140.0 million of borrowings under the senior secured credit facility in addition to the $300.0 million of principal amount at maturity of our senior discount notes currently outstanding.

   Our ability to make payments on our debt depends upon our future operating performance which is subject to general economic and competitive conditions and to financial, business and other factors, many of which we cannot control. If the cash flow from our operating activities is insufficient, we may take actions, such as delaying or reducing capital expenditures, attempting to restructure or refinance our debt, selling assets or operations or seeking additional equity capital. Any or all of these actions may not be sufficient to allow us to service our debt obligations. Further, we may be unable to take any of these actions on satisfactory terms, in a timely manner or at all. If we are unable to pay our debts as they become due, it is likely that all of our indebtedness would become accelerated and our lenders, or Sprint PCS by virtue of its right to purchase our obligations under the senior secured credit facility upon an acceleration of our debt, would control our assets.

 If we do not meet all of the conditions required under the senior secured credit facility, we may not be able to draw down all of the funds under such facility and, as a result, we may not be able to complete the build-out of our network which may result in the termination of the Sprint PCS agreements and we would no longer be able to offer Sprint PCS products and services or conduct our business as it is presently conducted

   Our senior secured credit facility provides for aggregate borrowings of $140.0 million. Borrowings under the senior secured credit facility are subject to our meeting all of the borrowing conditions specified in the financing documents.

   The amended and restated credit agreement for the senior secured credit facility provides that funding at each funding date will be subject to certain conditions, including the following:

  . the absence of any default or event of default;

  . the continuing accuracy of all other representations and warranties; and

  . no material adverse change.

If these conditions are not satisfied at each funding date, our senior lenders are not required to lend any or all of the remaining amounts, and if other sources of funds are not available, we may not have sufficient funds to complete the build-out of our network. If we do not have sufficient funds to complete our network build-out, we may be in breach of the Sprint PCS agreements and in default under our senior secured credit facility.

 If we default under our senior secured credit facility or the indenture, our lenders may declare our debt immediately due and payable and result in our lenders controlling our assets and the termination of the Sprint PCS Agreements

   Our senior secured credit agreement and the indenture require that we comply with specified financial ratios, performance covenants and not be in breach of our Sprint PCS agreements. If we were to breach our Sprint PCS agreements or fail to comply with the covenants in either the indenture or the senior secured credit agreement, our lenders may accelerate all of our obligations under both the senior secured credit facility and the senior discount notes. If this were to occur, we would be unable to pay our all of our debts and our lenders would acquire control of our assets, subject to Sprint PCS' right to purchase amounts outstanding under our senior secured credit facility. Further, Sprint PCS may terminate the Sprint PCS agreements and we would no longer be able to offer Sprint PCS products and services or conduct our business as it is presently conducted.

 Our indebtedness places restrictions on us which limit our operating flexibility and which will limit our ability to pay principal, interest and liquidated damages on the senior discount notes

   The indenture governing the senior discount notes and the senior secured credit agreement impose material operating and financial restrictions on us. These restrictions, subject to ordinary course of business exceptions, may limit our ability to engage in some transactions, including the following:

  . designated types of mergers or consolidations;

  . paying dividends or other distributions to our stockholders;

  . making investments;

  . selling assets;

  . repurchasing our common stock;

  . changing lines of business;

  . borrowing additional money; and

  . transactions with affiliates.

   These restrictions could limit our ability to obtain additional debt financing, repurchase stock, refinance or pay principal or interest on our outstanding debt, consummate acquisitions for cash or debt or react to changes in our operating environment.

   An event of default under the senior secured credit facility may prohibit us and our wholly owned subsidiaries which are our guarantors from paying the senior discount notes or the guarantees of the senior discount notes as well as liquidated damages with respect to our failure to file or cause or maintain the effectiveness of certain registration statements with respect to the senior discount notes.

 The terms of our convertible preferred stock and related agreements may be adverse to your interests

   The terms of the convertible preferred stock provide the investor group led by Blackstone the right, among other things, to:

  . designate two members of our board of directors;

  . approve or disapprove certain significant corporate actions and transactions;

  . receive dividends in the form of additional shares of our convertible preferred stock, which may increase and accelerate upon a change in control; and

  . require us to redeem the convertible preferred stock or to force the sale of the company in certain circumstances.

   Consequently, the investor group led by Blackstone will have a substantial amount of control over the conduct of our business and may make decisions to further its own objectives which may be adverse to your interests.

 We may need more capital than we currently project to build out our network and a delay or failure to obtain additional capital could adversely affect our revenues or result in the termination of the Sprint PCS agreements

   The build-out of our network will require substantial capital. Additional funds would be required in the event of:

  . significant departures from the current business plan, including any Sprint PCS approved expansion of our territory, whether through acquisitions or the grant of additional licensed territories;

  . unforeseen delays;

  . cost overruns;

  . unanticipated expenses;

  . regulatory changes;

  . engineering design changes and required technological upgrades; and

  . other technological risks.

   Due to our leveraged capital structure, additional capital may not be available or, if available, may not be obtained on a timely basis and on terms acceptable to us or within limitations permitted under our senior secured credit facility or the covenants with respect to the senior discount notes. Failure to obtain additional capital, should the need for it develop, could result in the delay or abandonment of our build-out and expansion plans. If we do not have sufficient funds to complete our build-out, we may be in breach of the Sprint PCS agreements.

 We may not achieve or sustain operating profitability or positive cash flow from operating activities

   Our operating history is limited. We initiated commercial operations in our first two markets in December 1999. We expect to incur significant operating losses and to generate significant negative cash flow from operating activities through a portion of 2003 while we develop and construct our network and build our customer base. As we build out our network and provide services to increasing numbers of customers, the achievement of break-even operating cash flow and our operating profitability will depend upon many factors, including, among others, our ability to market our services, achieve our projected market penetration and manage customer turnover rates. If we do not achieve and maintain operating profitability and positive cash flow from operating activities on a timely basis, we may not be able to meet our debt service requirements.

 If we fail to complete the build-out of our network, or if our build-out is delayed, Sprint PCS may terminate the Sprint PCS agreements, and we would no longer be able to offer the Sprint PCS products and services or conduct our business as it is presently conducted

   Our long-term affiliation agreements with Sprint PCS, which we refer to as the Sprint PCS agreements, require us to build our network in accordance with Sprint PCS' technical and coverage requirements. The Sprint PCS agreements also require that we provide network coverage in our initial 15 markets to a specified percentage, ranging from 42% to 88%, of the population by specified dates. In our 20 expansion markets we are required to build out specified cities and traffic arteries by certain dates. Regulatory changes, engineering design changes and/or required technological upgrades could all affect the number and location of our towers as well as our ability to obtain sufficient rights to meet our build-out requirements. A failure to meet our build-out requirements or if our build-out is delayed for any one of the individual markets in our territory, or to meet Sprint PCS' technical requirements, could constitute a breach of the Sprint PCS agreements and could lead to their termination. If the Sprint PCS agreements are terminated, we would no longer be able to offer Sprint PCS products and services or conduct our business as it is presently conducted.

 Buy-out provisions of the Sprint PCS agreements may diminish the valuation of our company in the event of the termination or non-renewal of the Sprint PCS agreements and the market value of our common stock

   Provisions of the Sprint PCS agreements could affect the valuation of our company, and could therefore, among other things, lead to a reduction in the market price of our securities and decrease our ability to raise additional capital. In the event the Sprint PCS agreements are terminated, then subject to the requirements of applicable law, Sprint PCS may purchase our operating assets or capital stock for 72% or, in the event of non-renewal, at least 80% of the entire business value which is generally the fair market value of our wireless business valued on a going concern basis as determined by an independent appraiser. To the extent that the appraiser considers the trading price of our common stock as a criteria of the fair market value, such trading price may itself already have been discounted by investors because of this buy-out provision and consequently this buy-out provision may operate to disproportionately reduce the value. In addition, Sprint PCS must approve any change of control of our company and consent to any assignment of the Sprint PCS agreements to another entity. Sprint PCS also has been granted a right of first refusal if we decide to sell our operating assets. We are also subject to a number of restrictions on the transfer of our business including a prohibition on selling our company or our operating assets to a number of identified and as yet to be identified competitors of Sprint PCS or Sprint. These and other restrictions in the Sprint PCS agreements may limit the saleability and/or reduce the value a buyer may be willing to pay for our company or our operating assets and may reduce the entire business value of our company. For further information on the buy-out provisions of the Sprint PCS agreements, see "The Sprint PCS Agreements--The Management Agreement."

 If Sprint PCS fails to perform its obligations under the Sprint PCS agreements resulting in the termination of our strategic relationship with Sprint PCS, we would no longer be able to conduct our business as it is presently conducted

   Because we do not own any licenses to operate a wireless PCS network, our ability to offer Sprint PCS products and services on the portion of the Sprint PCS network located within our territory, which we refer to as our network, is dependent on the Sprint PCS agreements remaining in effect and not being terminated. The Sprint PCS agreements can be terminated for breach of any number of material terms. We are also dependent on Sprint PCS' ability to perform its obligations under the Sprint PCS agreements. The termination of the Sprint PCS agreements or if Sprint PCS failed to perform its obligations under the Sprint PCS agreements would severely restrict our ability to conduct our business as it is presently conducted.

 If Sprint PCS does not complete the construction of its PCS network, we may not be able to attract and retain customers, which would adversely affect our revenues

   Sprint PCS' network may not provide coverage to the same extent as its competitors, which could adversely affect our ability to attract and retain our customers. Sprint PCS is creating a PCS network through its own construction efforts and those of its affiliates. Today, neither Sprint PCS nor any other PCS service provider offers PCS services in every area of the United States. Sprint PCS has entered into affiliation agreements similar to ours with companies in other territories pursuant to its nationwide PCS network build-out strategy. Our business and results of operations are dependent on the development and operation of the portions of the Sprint PCS national network located outside our territory, consisting of Sprint PCS' own network and the networks of its other affiliates. Sprint PCS and its affiliate program are subject, to varying degrees, to the economic, administrative, logistical, regulatory and other risks described in this prospectus. Sprint PCS' and its other affiliates' PCS operations may not be successful.

 We have a limited operating history and if we do not successfully manage our anticipated rapid growth, we may not be able to complete our network by our target date, if at all, which may result in the termination of the Sprint PCS agreements, and we would no longer be able to offer Sprint PCS products and services or conduct our business as it is presently conducted

   Our performance as a PCS provider will depend on our ability to successfully manage the network build-out process, attract and retain customers, implement operational and administrative systems, expand our base of employees and train and manage our employees, including engineering, marketing and sales personnel. As of November 30, 2000, we had launched Sprint PCS service in eighteen markets covering approximately 3,487,000 residents. In other portions of our territory we have not yet completed our site acquisition and cell site engineering, nor have we commenced construction of portions of our network. We will require additional expenditures of significant funds for the continued development, construction, testing, deployment and operation of our network. These activities are expected to place significant demands on our managerial, operational and financial resources.

 If we fail to meet the technical standards described in the Sprint PCS agreements, Sprint PCS may terminate the Sprint PCS agreements and purchase our operating assets or capital stock at a discount, and we would no longer be able to offer Sprint PCS products and services or conduct our business as it is presently conducted

   The Sprint PCS agreements require us to build out our network in accordance with Sprint PCS' technical requirements. Sprint PCS can, at any time with at least 30 days' prior notice to us, adjust the technical requirements for the network. A failure to meet these technical requirements would constitute a breach of the Sprint PCS agreements and could lead to their termination. If the Sprint PCS agreements are terminated, we may be required to sell our operating assets or capital stock at a price equal to 72% of our entire business value. In addition, we would no longer be able to offer Sprint PCS products and services or conduct our business as it is presently conducted.

 The inability to use Sprint PCS' back office services and third-party vendors' back office systems could disrupt our business resulting in a loss of our customers and an increase in our operating expenses

   Our operations could be disrupted if Sprint PCS is unable to maintain and expand its internal support services to support the continued expansion of Sprint PCS' business. These services include customer activation, billing and customer care. Additionally, Sprint PCS has relied on third-party vendors for a significant number of important functions and components of its internal support systems and may continue to rely on these vendors in the future. We depend on Sprint PCS' willingness to continue to offer such services to us and to provide these services at competitive rates. The Sprint PCS agreements provide that, upon nine months' prior written notice, Sprint PCS may elect to terminate any such service. If Sprint PCS terminates a service for which we have not developed a cost-effective alternative, our operating costs may increase beyond our expectations and impact our results of operations.

 We depend on other telecommunications companies for certain services, which if delayed could delay our planned network build-out, our planned addition of customers and our planned increase in revenues

   We depend on other telecommunications companies to provide facilities and transport to interconnect portions of our network and to connect our network with the landline telephone system. U.S. West Communications, Ameritech and GTE are our primary suppliers of facilities and transport. Without these services, we could not offer Sprint PCS services to our customers in certain areas.

   From time to time we have experienced delays in obtaining facilities and transport from these companies and we may continue to experience delays in the future. If this happens, our build-out plans could be affected and our business may suffer.

 Sprint PCS may make business decisions that would not be in our best interests which may adversely affect our relationships with our customers, increase our expenses and/or decrease our revenues

   Sprint PCS, under the Sprint PCS agreements, has a substantial amount of control over the conduct of our business. Accordingly, Sprint PCS may make decisions that adversely affect our business, such as the following:

  . Sprint PCS could price its national plans based on its own objectives and could set price levels that may not be economically sufficient for our business;

  . Sprint PCS could decide not to renew the Sprint PCS agreements or to no longer perform its obligations, which would severely restrict our ability to conduct our business;

  . Sprint PCS could change the per-minute rate for Sprint PCS roaming fees and raise the costs for Sprint PCS to perform back office services;

  . Sprint PCS may withhold its consent and prohibit us from selling non-
    Sprint PCS approved equipment;

  . Subject to limitations under the Sprint PCS agreements, Sprint PCS may alter its network and technical requirements or request that we build out additional areas within our territory, which could result in increased equipment and build-out costs or in Sprint PCS terminating the Sprint PCS agreements; and

  . Sprint or Sprint PCS could make decisions which could adversely affect the Sprint and Sprint PCS brand names, products or services.

 We may not receive as much Sprint PCS roaming revenue as we anticipate and our non-Sprint PCS roaming revenue is likely to be low, adversely affecting our revenues, and we may have higher payments to Sprint PCS for usage by our customers of the Sprint PCS network than we anticipate

   We are paid a fee from Sprint PCS or a Sprint PCS affiliate for every minute a Sprint PCS subscriber based outside of our territory uses our network. Similarly, we pay a fee to Sprint PCS or a Sprint PCS affiliate for every minute that a Sprint PCS subscriber based in our territory, which we refer to as our customer, uses the Sprint PCS network outside our territory. Sprint PCS roaming occurs whenever a Sprint PCS subscriber uses a portion of the Sprint PCS network outside of the subscribers' assigned calling area. Our customers may use the Sprint PCS network outside our territory more frequently than we anticipate and Sprint PCS subscribers from outside our territory may use our network less frequently than we anticipate. Sprint PCS could also change the current fee for each Sprint PCS roaming minute billed. As a result, we may receive less Sprint PCS roaming revenue attributable to the use of our network by Sprint PCS subscribers who are not our customers than we anticipate or we may have to pay more Sprint PCS roaming fees attributable to our customers' usage of portions of the Sprint PCS network other than our network than we anticipate.

   A portion of our revenue may be derived from payments by other wireless service providers for use by their subscribers of our network, which we refer to as non-Sprint PCS roaming. However, the technology used in the Sprint PCS network is not compatible with the technology used by certain other systems, which diminishes the ability of other wireless service providers' subscribers to use our network, and Sprint PCS has entered into few agreements that enable customers of other wireless carriers to roam onto the Sprint PCS network. As a result, the non-Sprint PCS roaming revenue that we will receive is likely to be low relative to other wireless service providers. For more information on roaming revenue, see "Business--Roaming Revenue." For further information on the Sprint PCS network technology, see "Business--CDMA Technology."

 We may have difficulty in obtaining infrastructure equipment and handsets which are in short supply which could result in delays in our network build-out, disruption of service or loss of customers

   If we are not able to acquire the equipment required to build out our network in a timely manner, we may be unable to provide wireless communications services or to meet the requirements of the Sprint PCS agreements. The demand for the equipment that we require to construct our network is considerable, and manufacturers of this equipment could have substantial order backlogs. Accordingly, the lead time for the delivery of this equipment may be longer than anticipated. In addition, the demand for specific types of handsets is strong and the manufacturers of those handsets may have to distribute their limited supply of products among their numerous customers. Some of our competitors purchase large quantities of equipment and handsets and may have established relationships with the manufacturers. Consequently, they may receive priority in the delivery of equipment and handsets. If we cannot obtain equipment or handsets in a timely manner, we could suffer delays in the build-out of our network, disruptions in service and a reduction in customers.

 Sprint PCS' vendor discounts may be discontinued, which would increase our equipment costs and require more capital than we project to build out our network

   We intend to purchase our infrastructure equipment under Sprint PCS' vendor agreements that include significant volume discounts. If Sprint PCS were unable to continue to obtain vendor discounts for its affiliates, the loss of vendor discounts would increase our equipment costs.

 The failure of our vendors, consultants or contractors to perform their obligations may delay the build-out of our network which may lead to a breach of the Sprint PCS agreements

   The failure by any of our vendors, consultants or contractors to fulfill their contractual obligations to us could materially delay the build-out of our network. As of September 30, 2000, we have a remaining commitment to purchase $19.8 million of equipment and services from Nortel and to purchase $13.0 million of equipment from Lucent, have retained other consultants and contractors, and expect to retain additional consultants and contractors, to assist in the design and engineering of our systems, to construct cell sites, switch facilities and towers, to lease cell sites from and to deploy our network systems, and we will continue to be significantly dependent upon them in order to fulfill our build-out obligations.

 We may not be able to compete with larger, more established wireless providers who have the resources to competitively price their products and services which could impair our ability to attract customers

   Our ability to compete will depend, in part, on our ability to anticipate and respond to various competitive factors affecting the telecommunications industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors. We compete in each of our markets with two cellular providers, both of which have their infrastructure in place and have been operational for a number of years. They have significantly greater financial and technical resources than we do and could offer more attractive pricing options. We expect that existing cellular providers will upgrade their systems and provide expanded, digital services to compete with the Sprint PCS products and services that we offer. These cellular providers generally require their customers to enter into long-term contracts, which may make it more difficult for us to attract customers away from them. Sprint PCS generally does not require its subscribers to enter into long-term contracts, which may make it easier for other wireless providers to attract Sprint PCS subscribers away from Sprint PCS. We will also compete with one or more PCS providers, other wireless providers and other communications companies in certain of our markets. While Sprint PCS has licenses covering 30 MHz of spectrum throughout most of our territory, it has licenses covering only 10 MHz or 20 MHz in parts of Illinois. Some of our competitors will have access to more licensed spectrum in parts of Illinois where we offer service and therefore provide greater network call volume capacity than our network when network usage begins to reach or exceed the capacity of our licensed spectrum. The inability to accommodate increases in call volume capacity results in more dropped or disconnected calls. In addition, any competitive difficulties that Sprint PCS may experience could also harm our competitive position and success. For further information on the Sprint PCS licensed spectrum in our markets, see "Business--Markets"

 Our services may not be broadly used and accepted by consumers which could have an adverse effect on our results of operations

   PCS systems have a limited operating history. The extent of potential demand for PCS in our markets cannot be estimated with any degree of certainty. If we are unable to establish and successfully market PCS, we may not be able to attract and retain customers in sufficient numbers to operate our business successfully.

 There is no uniform signal transmission technology and the technology used on our network may become obsolete thereby substantially increasing our equipment expenditures to replace it

   The wireless telecommunications industry is experiencing significant technological change and evolving industry standards. We employ a digital wireless communications technology selected by Sprint PCS for its network. This selected technology, code division multiple access, known as CDMA, is relatively new. CDMA may not provide the advantages expected by Sprint PCS. In addition to CDMA, there are two other principal signal transmission technologies: time division multiple access, or TDMA, and global system for mobile communications, or GSM. None of the signal transmission technologies are compatible with each other. If one of these technologies, or another technology, becomes the preferred industry standard, we would be at a competitive disadvantage and competitive pressures may require Sprint PCS to change its digital technology which, in turn, may require us to make changes in our network equipment at substantially increased costs. We may not be able to respond to such pressures and implement new technology on a timely basis, or at an acceptable cost.

 Our projected build-out plan does not cover all of our territory, which could make it difficult to maintain a profitable customer base

   Our projected build-out plan does not cover all areas of our territory. Upon completion of our projected build-out plan, we expect to cover 67% of the residents in our territory. As a result, our build-out plan may not adequately serve the needs of the potential customers in our territory or attract enough customers to operate our business successfully. Accordingly, we may have to cover a greater percentage of our territory than we anticipate, which we may not have the financial resources to complete or may be unable to do profitably.

 Parts of our territory have limited licensed spectrum, and this may affect the quality of our service or, in the event of termination of the Sprint PCS agreements, restrict our ability to purchase spectrum licenses from Sprint PCS in those areas, which would place us at a competitive disadvantage

   While Sprint PCS has licenses covering 30 MHz of spectrum throughout most of our territory, it has licenses covering only 10 MHz or 20 MHz in parts of Illinois. In the future, as the number of our customers in those areas increases, this limited licensed spectrum may not be able to accommodate increases in call volume and may lead to more dropped calls than in other parts of our territory. If Sprint PCS were to terminate the Sprint PCS agreements, Sprint PCS would have no obligation to sell us spectrum licenses in areas where Sprint PCS owns less than 20 MHz of spectrum. Accordingly, it is likely that we would be unable to operate our business in certain portions of Illinois.

 If Sprint PCS subscribers are not able to roam efficiently onto other wireless networks, prospective subscribers could be deterred from subscribing to Sprint PCS services and thereby reduce our anticipated revenues and customers

   The Sprint PCS network, of which we form a part, operates at a different frequency and uses a different signal transmission technology than analog cellular and other digital systems. To access another provider's analog cellular, TDMA or GSM digital systems when outside the territory served by the Sprint PCS network, a Sprint PCS subscriber is required to utilize a dual-band/dual-mode handset compatible with that provider's system. Generally, because dual-band/dual-mode handsets incorporate two radios rather than one, they are more expensive and may be larger and heavier than single-band/single-mode handsets. The Sprint PCS network does not allow for call hand-off between the Sprint PCS network and another wireless network, thus requiring a subscriber to end a call in progress on the Sprint PCS network and initiate a new call when outside the territory served by the Sprint PCS network. In addition, the quality of the service provided by a network provider during a roaming call may not be the same as the quality of the service provided by the Sprint PCS network. The price of a roaming call may not be competitive with prices of other wireless companies for roaming calls, and Sprint PCS subscribers may not be able to use Sprint PCS' advanced features, such as voicemail notification, while roaming.

 Non-renewal or revocation by the Federal Communications Commission of the Sprint PCS licenses would significantly harm our business because we would no longer be able to provide service

   We do not own any licenses to operate a wireless network. We are dependent on Sprint PCS' licenses, which are subject to renewal and revocation. Sprint PCS' licenses in our territory will begin to expire in 2007 but may be renewed for additional ten year terms. There may be opposition to renewal of Sprint PCS' licenses upon their expiration and the Sprint PCS licenses may not be renewed. The FCC has adopted specific standards that apply to PCS license renewals. Failure by Sprint PCS to comply with these standards in our territory could cause revocation or forfeiture of the Sprint PCS licenses for our territory or the imposition of fines on Sprint PCS by the FCC.

 If Sprint PCS does not maintain control over its licensed spectrum, the Sprint PCS agreements may be terminated which would result in our inability to provide service

   The FCC requires that licensees like Sprint PCS maintain control of their licensed spectrum and not delegate control to third-party operators or managers like us. Although the Sprint PCS agreements reflect an arrangement that the parties believe meets the FCC requirements for licensee control of licensed spectrum, we cannot assure you that the FCC will agree with us. If the FCC were to determine that the Sprint PCS agreements need to be modified to increase the level of licensee control, we have agreed with Sprint PCS to use our best efforts to modify the Sprint PCS agreements to comply with applicable law. If we cannot agree with Sprint PCS to modify the Sprint PCS agreements, they may be terminated. If the Sprint PCS agreements are terminated, we would no longer be a part of the Sprint PCS network and we would have extreme difficulty in conducting our business.

 The loss of our officers and skilled employees that we depend upon to operate our business could reduce our ability to offer Sprint PCS products and services and impair our financial performance

   The loss of one or more key employees could impair our ability to offer Sprint PCS products and services. Our business is managed by a small number of executive officers. We believe that our future success will also depend in large part on our continued ability to attract and retain highly qualified technical and management personnel. We believe that there is and will continue to be intense competition for qualified personnel in the PCS equipment and services industry as the PCS market continues to develop. We may not be successful in retaining our key personnel or in attracting and retaining other highly qualified technical and management personnel.

 Unauthorized use of our network could disrupt our business and increase our costs of network operations

   We will likely incur costs associated with the unauthorized use of our network, including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud impacts interconnection costs, capacity costs, administrative costs, fraud prevention costs and payments to other carriers for unbillable fraudulent roaming. Although we believe that we have implemented appropriate controls to minimize the effect to us of fraudulent usage, we cannot assure you that we will be successful.

 Expanding our territory may have a material adverse effect on our business and reduce the market value of our notes, warrants and common stock

   As part of our strategy, we may expand our territory through the grant of additional markets from Sprint PCS or through acquisitions of other Sprint PCS affiliates. These transactions may require the approval of Sprint PCS and commonly involve a number of risks, including:

  . difficulty of assimilating acquired operations and personnel;

  . diversion of management attention;

  . disruption of ongoing business;

  . inability to retain key personnel;

  . inability to successfully incorporate acquired assets and rights into our service offerings;

  . inability to maintain uniform standards, controls, procedures and policies; and

  . impairment of relationships with employees, customers or vendors.

   Failure to overcome these risks or any other problems encountered in these transactions could have a material adverse effect on our business. In connection with these transactions, we may also issue additional equity securities, incur additional debt or incur significant amortization expenses related to goodwill and other intangible assets.

 Our certificate of incorporation and by-laws include provisions that may discourage, delay and/or restrict any sale of our operating assets or common stock to the possible detriment of our stockholders

   Provisions of our certificate of incorporation and by-laws could operate to discourage, delay or make more difficult a change in control of our company. Our certificate of incorporation, which contains a provision acknowledging the terms of the Sprint PCS agreements and a consent and agreement pursuant to which Sprint PCS may buy our operating assets, has been duly authorized and approved by our board of directors and our stockholders. This provision is intended to permit the sale of our operating assets pursuant to the terms of the Sprint PCS agreements or a consent and agreement with our lenders without further stockholder approval. These restrictions, in addition to the restrictions in the Sprint PCS agreements could, among other things, discourage, delay or make more difficult any sale of our operating assets or common stock. This could have a material adverse effect on the value of our operating assets and common stock and could reduce the price of our company in the event of a sale. See "Description of Capital Stock."

Industry Risks

 We may experience a high rate of customer turnover, which would increase our costs of operations and reduce our revenue and prospects for growth

   Our efforts to minimize customer turnover may not be successful. As a result of customer turnover, we lose the revenue attributable to such customers and increase our costs of establishing and growing our customer base. The PCS industry has experienced a higher rate of customer turnover as compared to cellular industry averages. The rate of customer turnover may be the result of one or more of the following factors, several of which are not within our ability to address:

  . extent of network coverage;

  . reliability issues such as blocked calls, dropped calls and handset problems;

  . non-use of phones;

  . change of employment;

  . non-use of customer contracts by PCS providers and the use of contracts by other wireless providers;

  . lack of affordability;

  . customer care concerns; and

  . other competitive factors.

 Wireless providers offering services based on lower cost structures or alternative technologies may reduce demand for PCS and reduce our revenue because of their ability to provide services at lower prices or their use of more popular technologies

   The wireless telecommunications industry is experiencing significant technological change, as evidenced by the increasing pace of digital upgrades in existing analog wireless systems, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. There is also uncertainty as to the extent of customer demand as well as the extent to which airtime and monthly recurring charges may continue to decline. As a result, our future prospects and those of the industry, and the success of PCS and other competitive services, remain uncertain.

 We may not be able to respond to the recent trend in the consolidation of the wireless communications industry, or compete with potential acquirors for acquisitions, which could result in a reduction of our subscribers, decline in prices for our products and services

   There has been a recent trend in the wireless communications industry towards consolidation of wireless service providers through joint ventures, mergers and acquisitions. We expect this consolidation to lead to larger competitors over time. Several large competitors already exist, such as AT&T Wireless with over 12 million subscribers, Cingular Wireless, the recent combination of the wireless assets of BellSouth and SBC, with over 19 million subscribers and Verizon Wireless, the recent partnership of Bell Atlantic-GTE and Vodafone AirTouch with over 26 million subscribers. We may not be able to respond to pricing pressures that may result from a consolidation in our industry, which could result in a reduction of new subscribers and cause market prices for our products and services to decline in the future. Also, if we expand our operations through acquisitions, we will compete with other potential acquirors, some of which may have greater financial or operational resources than us.

 Regulation by government agencies may increase our costs of providing service or require us to change our services which could impair our financial performance

   The licensing, construction, use, operation, sale and interconnection arrangements of wireless telecommunications systems are regulated to varying degrees by the FCC, the Federal Aviation

Administration, generally referred to as the FAA, and, depending on the jurisdiction, state and local regulatory agencies and legislative bodies. Adverse decisions regarding these regulatory requirements could negatively impact our operations and cost of doing business.

 Use of hand-held phones may pose health risks which could result in the reduced use of our services or liability for personal injury claims

   Media reports have suggested that certain radio frequency emissions from wireless handsets may be linked to various health problems, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Concerns over radio frequency emissions may discourage use of wireless handsets or expose us to potential litigation.

Risks Relating to the Offering

 Our existing stockholders, management and directors are able to control the outcome of significant matters presented to stockholders as a result of their ownership position and, as a result, potentially impair the attractiveness of us as a take-over target

   Our existing stockholders, management and directors will beneficially own approximately 94% of our outstanding common stock on a diluted basis. Consequently, such persons, as a group, are able to control the outcome of matters submitted for stockholder action including the election of members to our board of directors and the approval of significant change in control transactions. This may have the effect of delaying or preventing a change in control. See "Management" and "Principal Stockholders."

 The warrants and the underlying common stock are not listed on a securities exchange nor is there any assurance that either will be listed, so you may be unable to sell your warrants or the underlying common stock at the price you desire or at all

   We cannot assure you that a liquid market will develop for the warrants or the underlying common stock, that you will be able to sell the warrants or the underlying common stock at a particular time, if at all, or that the prices that you receive when you sell will be favorable. There has been no public market for the warrants or the underlying common stock. The initial purchasers of the warrants are currently making a market in the warrants, but they are not obligated to do so and may cease market-making at any time. In addition, such market-making activity will be subject to limits imposed by the Securities Act of 1933 and other regulations, and may be limited during the pendency of any shelf registration statement. We do not intend to apply (and are not obligated to apply) for listing of the warrants or the underlying common stock on any securities exchange or any automated quotation system. Therefore, we cannot assure you as to the liquidity of any trading market for the warrants or the underlying common stock. Future trading prices of the warrants or the underlying common stock will depend on many factors, including our operating performance and financial condition and the market for similar securities.

 You may not receive a return on investment in the warrants through either dividends paid on the common stock or the exercise of your warrants and sale of your shares

   We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Instead, we intend to retain future earnings to fund our growth. In addition, our existing indebtedness restricts, and we anticipate our future indebtedness may restrict, our ability to pay dividends. Therefore, you will not receive a return on your investment in the common stock underlying our warrants by exercising them and receiving a payment of dividends of the common stock.

                           FORWARD-LOOKING STATEMENTS

   This prospectus contains statements about future events and expectations, which are "forward-looking statements." Any statement in this prospectus that is not a statement of historical fact may be deemed to be a forward-looking statement. These statements include:

  . forecasts of growth in the number of consumers using PCS services;

  . statements regarding our plans for and costs of the build-out of our network;

  . statements regarding our anticipated revenues, expense levels, liquidity and capital resources and projection of when we will achieve break-even operating cash flow; and

  . other statements, including statements containing words such as "anticipate," "believe," "plan," "estimate," "expect," "seek," "intend" and other similar words that signify forward-looking statements.

   Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Specific factors that might cause such a difference include, but are not limited to:

  . our dependence on our affiliation with Sprint PCS;

  . the need to successfully complete the build-out of our network;

  . our lack of operating history and anticipation of future losses;

  . our dependence on Sprint PCS' back office services;

  . potential fluctuations in our operating results;

  . our potential need for additional capital;

  . our potential inability to expand our services and related products in the event of substantial increases in demand for these services and related products;

  . our competition; and

  . our ability to attract and retain skilled personnel.

   See additional discussion under "Risk Factors" beginning on page 6.

                                USE OF PROCEEDS

   All of the warrants offered under this prospectus are being sold by the warrantholders. We will not receive any proceeds from the sale of the warrants. Upon an exercise of the warrants, we will receive the exercise price of the warrants. There is no assurance that all or any of the warrants will be exercised prior to their expiration nor any assurance of the timing of our receipt of exercise proceeds. Assuming that all the warrants were exercised, we would receive aggregate proceeds of approximately $16.4 million. Because of the unpredictability of the amount of proceeds and the timing of receipt, we currently intend to use the proceeds to fund anticipated operating losses and working capital requirements.

                                DIVIDEND POLICY

   We intend to retain our future earnings, if any, to fund the development and growth of our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future. Our future decisions concerning the payment of dividends on the common stock will depend upon our results of operations, financial condition and capital expenditure plans, as well as such other factors that the board of directors, in its sole discretion, may consider relevant. In addition, provisions of the senior secured credit agreement and indenture governing the senior discount notes restrict, and we anticipate our future indebtedness may restrict, our ability to pay dividends.

                                 CAPITALIZATION

   The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2000:

                                                                       As of
                                                                   September 30,
                                                                       2000
                                                                        (In
                                                                    thousands)
Cash and cash equivalents........................................    $108,233
                                                                     ========
Long-term debt:
  Senior secured credit facility.................................         --
  Senior discount notes..........................................    $129,794
                                                                     --------
    Total long-term debt.........................................     129,794
Redeemable preferred stock, par value $0.01 per share, 75,000,000
 shares authorized; 9,090,909 shares issued and outstanding......      47,268
Stockholders' equity:
  Common stock, par value $0.01 per share, 300,000,000 shares
   authorized; 44,869,643 shares outstanding.....................         449
  Additional paid-in capital.....................................      79,403
  Unearned compensation..........................................      (6,041)
  Accumulated deficit............................................     (40,382)
                                                                     --------
    Total stockholders' equity...................................      33,429
                                                                     --------
      Total capitalization.......................................    $210,491
                                                                     ========

                            SELECTED FINANCIAL DATA

   The selected financial data presented below under the captions "Statement of Operations Data" and "Balance Sheet Data", for, and as of the end of, the period from January 22, 1999 (date of inception) to December 31, 1999 and the nine-month period ended September 30, 2000 are derived from the financial statements of iPCS, Inc. and its subsidiaries and predecessor, which have been audited by Deloitte & Touche LLP, independent auditors.

   It is important that you also read "Management's Discussion and Analysis of Financial Condition and Results of Operations," the financial statements for the period from January 22, 1999 (date of inception) through December 31, 1999 and the nine-month period ended September 30, 2000 and the related notes of iPCS, Inc. and its subsidiaries and predecessor and the independent auditors' report of Deloitte & Touche, LLP.

   The selected unaudited financial data presented below, for, and as of the end of, the period from January 22, 1999 (date of inception) through September 30, 1999 are derived from our unaudited financial statements included in this prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, that management considers necessary to a fair presentation of financial position and results of operations. Operating results for the nine-month period ended September 30, 2000 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2000.

                            Period from       Period from
                         January 22, 1999  January 22, 1999
                             (date of           (date of
                            inception)         inception)     Nine-month period
                              through           through             ended
                         December 31, 1999 September 30, 1999 September 30, 2000
                                              (Unaudited)
                                  (In thousands, except per share data)
Statement of Operations
 Data:
  Revenues..............      $   215           $   --             $ 12,638
  Cost of service.......        1,695               531               9,981
  Total operating
   expenses.............        4,858             1,534              43,269
  Net loss..............       (4,380)           (1,283)            (36,002)
  Net loss available to
   common stockholders..       (4,380)           (1,283)            (83,270)
Other Data:
  Pro forma basic and
   diluted net loss per
   share of common
   stock(1).............      $ (0.10)          $ (0.03)           $  (1.86)
                              =======           =======            ========

                                                         As of         As of
                                                      December 31, September 30,
                                                          1999         2000
                                                            (In thousands)
Balance Sheet Data:
  Cash and cash equivalents..........................   $ 2,733      $108,233
  Property and equipment including construction in
   progress, net.....................................    39,106       100,359
  Total assets.......................................    44,843       240,226
  Long-term debt.....................................    27,571       129,794
  Total liabilities..................................    35,723       159,529
  Redeemable preferred stock.........................       --         47,268
  Equity.............................................     9,120        33,429

---------------------
(1) Pro forma basic and diluted net loss per share of common stock is computed by dividing net loss available to common stockholders by the assumed number of common shares outstanding as if the reorganization had occurred upon the inception of Illinois PCS, LLC. For more information on the reorganization, please see "Certain Relationships and Related Transactions--Formation of Illinois PCS, LLC."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis should be read in conjunction with the financial statements and the related notes included elsewhere in this prospectus.

Overview

   On January 22, 1999 we entered into the Sprint PCS agreements whereby we became the exclusive Sprint PCS affiliate with the right to market 100% digital, 100% PCS wireless products and services under the Sprint and Sprint PCS brand names in fifteen markets in Illinois and Iowa. In March 2000, the Sprint PCS agreements were amended to add twenty additional markets to our territory that increased the size of our territory from a total population of
2.8 million to a total population of 7.0 million.

   Under the Sprint PCS agreements, we manage our network utilizing Sprint PCS' licensed spectrum as well as using the Sprint and Sprint PCS brand names during our affiliation with Sprint PCS. We also buy our network equipment, handsets and accessories at the same discounted rates offered by vendors to Sprint PCS based on its large volume purchases. These discounts reduce the overall capital required to build our network and significantly reduce our costs of handsets and accessories. Additionally, we have access to Sprint PCS national marketing support and distribution programs. While we must support Sprint PCS' regional and national pricing plans, we also have the flexibility to offer local pricing plans with prior approval from Sprint PCS. However, if Sprint PCS were to price its regional or national pricing plans based upon its own objectives, it could set price levels that may not be economically sufficient for our business and could potentially impact our results from operations. Sprint PCS collects all revenues from our customers and remits the net amount to us. An affiliation fee of 8% of collected service revenues from Sprint PCS customers based in our territory, excluding outbound roaming, and from non-Sprint PCS customers who roam onto our network, is retained by Sprint PCS and recorded as a cost of service. Revenues generated from the sale of handsets and accessories, inbound and outbound Sprint PCS roaming fees, and from roaming services provided to Sprint PCS customers who are not based in our territory are not subject to the 8% affiliation fee.

   Under the Sprint PCS agreements, we contract with Sprint PCS to provide back office services such as customer activation, billing, collections and customer care. We currently purchase these services from Sprint PCS to take advantage of Sprint PCS' economies of scale, to accelerate our build-out and market launches and to lower our initial capital requirements. The cost for these services is primarily calculated on a per customer and per transaction basis and is recorded as an operating expense. Sprint PCS may change the cost for these services once in every 12-month period. The Sprint PCS agreements also provide that with nine months' prior written notice, Sprint PCS may terminate offering any service. If Sprint PCS were to terminate a service for which we have not yet developed a cost-effective alternative, our operating costs may increase beyond our expectations and negatively impact our results of operations. It is not possible, however, to estimate with certainty the extent of any increase in our operating costs.

   Since the date of inception, we have incurred substantial costs to negotiate the Sprint PCS agreements and our debt financing, to design, engineer and build out our network in our initial territory and to open our retail stores. We launched service in our first two markets, Bloomington, Illinois and the Quad Cities (Rock Island and Moline, Illinois; and Davenport and Bettendorf, Iowa) in December 1999. In the first nine months of 2000, we launched service in the remaining thirteen markets of our initial territory. As of September 30, 2000, our network in those markets covered approximately 2,097,000 residents, or approximately 75% of a total population of 2,783,000, and we had over 25,000 customers. In November 2000, we launched service in three additional markets, Grand Rapids, Saginaw-Bay City and Muskegon, Michigan. With these three new markets launched, our network now covers approximately 3,487,000 residents or approximately 75% of a total population of 4,671,000. We believe we were in compliance with the material requirements under the Sprint PCS agreements.

   For the nine months ended September 30, 2000, we recorded a net loss of approximately $36.0 million on total revenues of approximately $12.6 million. For the period January 22, 1999 (date of inception) through September 30, 1999, we had no revenues and our net loss was approximately $1.3 million. As of September 30, 2000, our accumulated deficit was approximately $40.4 million and we had incurred approximately $105.9 million of capital expenditures and construction in progress related to the build-out of our network. While we anticipate operating losses to continue, we expect revenue to increase substantially as the number of our customers increase. All costs of start-up and organizational activities have been expensed as incurred in accordance with American Institute of Certified Public Accountants Statement of Position No. 98-5, "Reporting on the Costs of Start-Up Activities."

Results of Operations

 For the nine-month period ended September 30, 2000 compared with the period January 22, 1999 (date of inception) through September 30, 1999

   Net loss. From the date of inception, our operating activities have been directed towards the development of our business including executing our build-out plan and developing our network infrastructure. For the nine-month period ended September 30, 2000, we recorded a net loss of approximately $36.0 million on total revenues of approximately $12.6 million. The loss was caused primarily by cost of services exceeding service revenues, handset subsidies, selling, general and administrative expenses, depreciation and amortization associated with the markets launched in 1999 and 2000 and an extraordinary loss on the early extinguishment of debt related to the write-off of the unamortized deferred financing costs of the Nortel credit facility. In addition, we recorded non-cash compensation expense of approximately $8.5 million and related taxes of approximately $1.6 million associated with the issuance of a 1.5% ownership interest in our predecessor, Illinois PCS, LLC, to our President and Chief Executive Officer. We also recorded approximately $2.2 million of non-cash compensation expense, which is related to the amortization of the deferred compensation expense associated with the stock options granted in July 2000. Our net loss for the period ended September 30, 1999 was approximately $1.3 million and was comprised primarily of network build-out, selling, and general and administrative expenses associated with the preparation of the launch of our initial markets.

   Service revenues. For the nine-months ended September 30, 2000, service revenue totaled approximately $10.7 million and was comprised of customer revenue of approximately $6.4 million and roaming revenue of approximately $4.3 million. For the period ended September 30, 1999, we had no service revenue as we had not yet launched service. The number of our subscribers increased from approximately 1,900 at December 31, 1999 to over 25,000 at September 30, 2000. Our average monthly revenue per user, including long distance and roaming, for the nine-months ended September 30, 2000 was approximately $108. Without roaming revenue, average monthly revenue per user was approximately $65.

  . Customer revenue consists of services billed to our customers for monthly
    Sprint PCS service in our territory under a variety of service plans. These plans generally mirror national plans offered by Sprint PCS.

  . We receive Sprint PCS roaming revenue at a per-minute rate from Sprint
    PCS or another Sprint PCS affiliate when Sprint PCS subscribers outside of our territory use our network. Pursuant to the Sprint PCS agreements, Sprint PCS can change this per-minute rate after December 31, 2001.

  . Roaming revenue also includes non-Sprint PCS roaming revenue from other wireless service providers other than Sprint PCS, when those providers' subscribers roam on our network as well as roaming revenue from our customers when they roam on non-Sprint PCS networks.

   Equipment and other revenue. We record 100% of the revenue from the sale of equipment, net of an allowance for returns as equipment revenue. Equipment and other revenue from the sale of phones and accessories, net of a sales allowance, totaled approximately $1.9 million for the nine months ended September 30, 2000. For the period ended September 30, 1999, we had no equipment and other revenue because we had not yet launched service.

   Cost of service. Cost of providing service to Sprint PCS customers in our territory totaled approximately $10.0 million and $0.5 million for the nine-months ended September 30, 2000 and the period ended September 30, 1999, respectively. Cost of service includes billing, customer care, network monitoring, cost of operations, fees related to facilities and other transport lines, interconnection fees, Sprint PCS roaming fees, non-Sprint PCS roaming fees and other expenses related to operations. We pay Sprint PCS roaming fees when our customers use the Sprint PCS network outside our territory. We pay non-Sprint PCS roaming fees to other wireless service providers when our customers use their network. Also included in the cost of service expenses for the nine-month period ended September 30, 2000 is the 8% of collected revenue retained by Sprint PCS in the amount of approximately $0.5 million. For the period, 45% of the total cost of service was paid to Sprint.

   Cost of equipment. Cost of equipment sold for the nine-months ended September 30, 2000 totaled approximately $5.1 million. There was no cost of equipment expense recorded for same period in 1999 because we had not yet launched service. Because we subsidize the price of handsets for competitive reasons, we expect and have budgeted for the cost of handsets to continue to exceed the retail sales price for the foreseeable future.

   Selling expenses. Selling expenses include advertising and promotional costs, salaries, sales commissions, and expenses related to our distribution channels. For the nine-months ended September 30, 2000, selling expenses totaled approximately $5.7 million compared with approximately $0.1 million for the period ended September 30, 1999. The increase in costs is substantially due to the launching of fifteen markets beginning in December 1999.

   General and administrative expenses. General and administrative expenses were approximately $16.9 million for the nine-month period ended September 30, 2000 and approximately $0.8 million for the period ended September 30, 1999. Included in general and administrative costs are finance and executive salaries and bonuses, employee benefit costs, legal fees and other professional service fees. Also included in the nine-months ended September 30, 2000 is non-cash compensation expense and taxes on non-cash compensation expense totaling approximately $12.3 million. Of this amount, approximately $8.5 million was the non-cash compensation expense which related to a one-time charge for the issuance of a 1.5% ownership interest to our President and Chief Executive Officer based on an expected initial public offering price, and approximately $1.6 million of withholding taxes we have paid in connection with the issuance of this 1.5% ownership interest. The other $2.2 million of non-cash compensation expense is related to the amortization of the deferred compensation expense associated with the stock options granted in July 2000. We apply the provisions of Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees". Deferred compensation expense is recorded for the difference between the exercise price and the fair market value of our common stock at the date of grant, and is amortized as non-cash compensation expense over the vesting period of the options. We did not grant any options during the same period in 1999. The remaining increase in general and administrative expenses is due to the launching of fifteen markets beginning in December 1999.

   Depreciation and amortization. Depreciation and amortization expense for the nine-months ended September 30, 2000 totaled approximately $5.5 million. We begin to depreciate the assets for each market only after we launch service in that market. We recorded $16,500 of amortization expense for the period ended September 30, 1999.

   Interest income. For the nine-months ended September 30, 2000, interest income was approximately $1.9 million and was earned on the investment of available funds. For the period ended September 30, 1999, interest income was $56,000. The increase in interest income is because of the investment of the proceeds of the senior discount notes received in July 2000.

   Interest expense. For the nine-months ended September 30, 2000, interest expense was approximately $6.3 million, net of capitalized interest of approximately $1.5 million. For the period ended September 30, 1999, interest expense was $7,000. In 1999, interest expense related to the Nortel credit facility. Interest expense in 2000 is related both to the Nortel financing and the senior discount notes.

   Gain on tower sales. For the nine-months ended September 30, 2000, thirty-seven towers were sold to American Tower for approximately $9.3 million resulting in a gain of approximately $3.7 million, of which approximately $0.5 million was recognized at the time of the sale and the remainder was deferred and is being amortized as a reduction in rental expense over the initial lease term of ten years for the related towers. For the period ended September 30, 1999, we sold ten towers for $2.5 million resulting in a gain of approximately $1.1 million of which approximately $0.2 million was recognized and the remainder was deferred.

   Extraordinary item. In connection with the refinancing of the Nortel credit facility with the Toronto Dominion (Texas), Inc. and GE Capital Corporation credit facility, we recorded an extraordinary loss on the early extinguishment of debt of approximately $1.5 million in the nine-months ended September 30, 2000 related to the write-off of the unamortized deferred financing costs of the Nortel credit facility.

Results of Operations
 For the period January 22, 1999 (date of inception) through December 31, 1999

   Net loss. From the date of inception, our operating activities were directed towards the development of our business, including our build-out plan and development of our business, including executing our build-out plan and developing our network infrastructure. In January 1999, we signed the Sprint PCS agreements to operate as the exclusive affiliate of Sprint PCS in our initial territory. We launched our first markets in December 1999. Our net loss from the date of inception through December 31, 1999 was $4.4 million and was comprised primarily of service and equipment expenses as well as selling, general and administrative expenses associated with the preparation of our initial market launches.

   Service revenues. Service revenue, which during the period totaled $71,000, consisted of customer revenue of approximately $28,000 and roaming revenue of approximately $43,000 all of which relate to our initial market launches in December 1999.

   Equipment and other revenue. We record 100% of the revenue from the sale of equipment, net of an allowance for returns as equipment revenue. The amount recorded during the period totaled $144,000.

   Cost of service. Cost of service totaled $1.7 million, which related to providing Sprint PCS services in our territory. Cost of services include billing, customer care, network monitoring, cost of operations, fees related to facilities and other transport lines, inter-connection fees, Sprint PCS roaming fees, non-Sprint PCS roaming fees and other expenses related to operations. Also included in the cost of service expenses is the 8% of collected revenue retained by Sprint PCS. For the period, 7% of the total cost of service was paid to Sprint.

   Cost of equipment. Cost of equipment totaled $484,000, which includes the cost of accessories, the cost of handsets, and handset subsidies.

   Selling expenses. Selling expenses totaling $778,000 during the period included advertising expenses, promotion costs, salaries and sales commissions and expenses related to our distribution channels.

   General and administrative expenses. General and administrative expenses totaling $1.5 million included administrative and executive salaries, employee benefit costs, legal and other professional service fees.

   Depreciation and amortization. Depreciation and amortization during the period totaled $381,000. Depreciation is calculated using the straight-line method over the useful life of the asset.

   Interest income. Interest income totaling $89,000 was generated on the investment of funds during the period.

   Interest expense. Interest expense, which totaled $471,000 during this period, was capitalized, and related primarily to the Nortel financing.

   Gain on tower sales. For the period ended December 31, 1999, eighteen towers were sold to American Tower for $4.5 million in cash, resulting in a gain of $1.9 million, of which $174,000 was recognized at the time of the sale and the remainder was deferred and is being amortized as a reduction in rental expense over the initial lease term of ten years for the related towers.

Income Taxes

   Our financial statements did not report any benefit for federal and state income taxes because we had elected to be taxed as a partnership prior to our reorganization from a limited liability company into a C corporation holding company structure. Prior to July 12, 2000, the date of the reorganization, the owners of our predecessor limited liability company recorded our tax losses on their own income tax returns. Subsequent to this date, we are accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." No benefit for federal income taxes has been recorded as of September 30, 2000, as the net deferred tax asset generated, primarily from temporary differences related to the net operating loss carry forwards, was offset by a full valuation allowance because it is not considered more likely than not that these benefits will be realized due to our losses since inception.

Liquidity and Capital Resources

   From the date of inception through July 12, 2000, we financed our operations through an aggregate of $30.0 million of equity contributions from our owners and through financing provided by Nortel. As of July 12, 2000, we had a $48.0 million credit facility with Nortel, of which approximately $40.3 million had been drawn. On July 12, 2000, we closed our offering of 300,000 units consisting of our 14% senior discount notes due 2010 and warrants to purchase 2,982,699 shares of our common stock for gross proceeds of approximately $152.3 million. The Nortel facility was repaid in full with funds from the unit offering. Also on July 12, 2000, we entered into a definitive agreement with an investor group led by The Blackstone Group pursuant to which we issued $50.0 million of our redeemable convertible preferred stock and received net proceeds of approximately $46.4 million. Pursuant to a commitment under that agreement, on December 28, 2000, the investor group purchased an additional $70.0 million of our redeemable convertible preferred stock from which we received net proceeds of approximately $65.8 million. We have made a subordinated loan of the net proceeds to our wholly owned subsidiary iPCS Wireless, Inc.

   In addition on July 12, 2000, we entered into our senior secured credit facility, which was documented as an amended and restated credit agreement, with Toronto Dominion (Texas), Inc. and GE Capital Corporation for a $140.0 million senior secured credit facility to replace the Nortel financing. On December 29, 2000, we borrowed $25.0 million under the senior secured credit facility.

   The senior secured credit agreement provides for two different tranches of borrowings totaling $140.0 million. The Tranche A Commitment provides for borrowings up to $90.0 million and the Tranche B Commitment provides for borrowings up to $50.0 million.

   Commencing March 31, 2004, and on the last day of each calendar quarter ending during the periods set forth below, the Tranche A commitment as of March 30, 2004 shall be automatically and permanently reduced by the percentage amount set forth below for the quarters indicated:

  . for the four quarters commencing with the fiscal quarter ending March 31, 2004, 2.50% per quarter;

  . for quarters five through eight, 3.75% per quarter;

  . for quarters nine through sixteen, 6.25% per quarter; and

  . for the last two quarters, 12.5% per quarter.

   Commencing March 31, 2004, we must begin to repay, in quarterly installments, the principal on all borrowings outstanding as of March 30, 2004 made under the Tranche B Commitment. A fixed percentage on all Tranche B borrowings will be due each quarter as follows:

  . for the first four quarters commencing with the fiscal quarter ending
    March 31, 2004, 2.50% of the principal balance of the loan is due per quarter;

  . for quarters five through eight, 3.75% per quarter;

  . for quarters nine through sixteen, 6.25% per quarter; and

  . for the last two quarters, 12.5% per quarter.

   If we borrow the maximum amount under Tranche B, the aggregate amount required to be repaid for each of the four periods above will be $5.0 million, $7.5 million, $25.0 million, and $12.5 million, respectively.

   Any principal that has not been paid by the maturity date, June 30, 2008, is due at that time.

   We may voluntarily prepay any of the loans at any time. Tranche A permits reborrowings on a revolving basis but amounts repaid under Tranche B may not be reborrowed.

   We will have to make mandatory prepayments under certain circumstances, including among others:

  . 50% of our excess annual cash flow as computed under the senior secured credit agreement, commencing April 30, 2004 with respect to the fiscal year ending December 31, 2003;

  . any amount in excess of $1.0 million per calendar year received as net proceeds of asset sales outside the ordinary course of business or insurance proceeds subject to certain exceptions, to the extent not reinvested in property or assets within a stated period of time;

  . 50% of the net proceeds of any equity issuance by us or any subsidiary excluding the committed issuance of the convertible preferred stock, an initial public offering and any offering to a borrower or guarantor party to the senior secured financing; and

  . 100% of the net proceeds of a debt issuance by us or any subsidiary excluding permitted indebtedness.

   All prepayments described above are applied to the outstanding loan balances pro rata between Tranche A and Tranche B and pro rata across the maturities.

   From the date of the senior secured credit agreement through and including the date on which EBITDA is greater than zero for two consecutive fiscal quarters, we may borrow money at the lesser of either:

  . a base rate loan with an interest rate equal to 2.75% plus the higher of:

    . the prime rate of the Toronto-Dominion Bank, New York Branch or

    . the federal funds effective rate plus 0.5%; or

  . a Eurodollar loan with an interest rate equal to the London interbank offered rate, plus 3.75%.

After the date on which EBITDA is greater than zero for two consecutive fiscal quarters, the base rate margin will range from 2.750% to 2.250% and the Eurodollar loan margin will range from 3.750% to 3.250%, depending upon our leverage ratio as of the most recently ended fiscal quarter.

   We will use borrowings under the senior secured credit facility to finance capital expenditures, certain acquisitions and investments for working capital needs and other general corporate purposes.

   The senior discount notes mature on July 15, 2010, carry a coupon rate of 14%, and provide for interest deferral for the first five years. The senior discount notes will accrete in value at a rate of 14% per annum until July 15, 2005, after which, interest will begin to accrue and will be payable semiannually beginning on January 15, 2006.

   We believe that the net proceeds from our sale of senior discount notes, the net proceeds of our private placement of redeemable convertible preferred stock to an investor group led by The Blackstone Group and borrowings under our senior secured credit facility, the availability of which is subject to certain conditions, will be adequate to fund our network build out, anticipated operating losses, working capital requirements and other capital needs through 2003.

   Net cash used in operating activities was approximately $3.9 million from the date of inception through December 31, 1999 and was approximately $11.9 million for the nine months ended September 30, 2000. Cash used in operating activities was primarily attributable to operating losses, depreciation and amortization, non-cash interest, non-cash compensation expense and working capital needs.

   Net cash used in investing activities was approximately $32.8 million from the date of inception through December 31, 1999 and approximately $60.2 million for the nine months ended September 30, 2000. The expenditures were related primarily to the purchase of our network infrastructure equipment, offset by the proceeds of tower sales, and the purchase of network assets in Michigan from Sprint PCS.

   Net cash provided by financing activities from the date of inception through December 31, 1999 was approximately $39.5 million and approximately $177.6 million for the nine months ended September 30, 2000 and consisted primarily of equity contributions and debt borrowings offset by repayments and debt issuance costs. The significant increase in cash provided by financing activities in 2000 is related to the proceeds from the sale of redeemable convertible preferred stock and the issuance of our senior discount notes offset by the repayment in full of the Nortel debt of approximately $40.3 million.

   In May 1999, we signed a tower sale and leaseback agreement with American Tower Corporation. We have agreed to construct between 60 and 80 wireless communications towers, sell the towers to American Tower and then lease back tower space from American Tower. We expect the average construction costs for each tower to be approximately $150,000. Under the agreement we will receive approximately $250,000 for each tower sold to American Tower and we will pay rent in the amount of $1,100 per month, which increases at an annual rate of 3% per annum, for tower space and no more than $350 per month for each corresponding ground lease.

   As of September 30, 2000, we had received $13.0 million related to the sale of fifty-five towers under this agreement and had incurred an aggregate of approximately $8.3 million of costs to construct such towers. American Tower has also provided us with a one-time advance of $2.0 million. This advance was a prepayment of American Tower's obligations under the agreement, and will be credited ratably toward the purchase price of the fifty-third through sixtieth towers. As of November 30, 2000, we sold the fifty-third through sixtieth towers and as a result the $2.0 million advance on tower sales was reduced to zero.

   As of September 30, 2000, our primary source of liquidity is approximately $108.2 million in cash and cash equivalents.

Option Territory

   As part of Sprint PCS' agreement to grant us expansion territory, we have been granted the option, but do not have the obligation, to add to our territory the Iowa City and Cedar Rapids, Iowa markets that have already been launched by Sprint PCS and to purchase from Sprint PCS related assets in those markets. These markets, which were launched by Sprint PCS in February 1997, have a total population of approximately 405,000 and had over 11,000 Sprint PCS subscribers as of September 30, 2000. Our option expires on January 31, 2001. The purchase price payable by us for the purchase of assets upon exercise of the option would be payable within 90 days of the date we exercise the option as a condition to adding the Iowa City and Cedar Rapids Iowa markets to our territory. The purchase price for the assets and subscriber accounts of $28.8 million is subject to an upward adjustment based upon the number of subscribers in the two additional markets at the option exercise date. On January 10, 2001 we exercised this option. The closing is subject to our due diligence and the receipt of various consents. There is no assurance we will close the purchase of the assets. Subject to the closing, we are the manager of all Sprint PCS subscribers in these markets.

Seasonality

   The wireless industry has historically experienced higher customer additions and handset sales in the fourth calendar quarter as compared to the other three calendar quarters. A number of factors contribute to this including:

  . the primary focus on retail distribution, which is dependent upon the year-end holiday shopping season;

  . competitive pricing pressures; and

  . aggressive marketing and promotions initiated during the period.

Quantitative and Qualitative Disclosures About Market Risk.

   We do not engage in commodity futures trading activities and do not enter into derivative financial instrument transactions for trading or other speculative purposes. We also do not engage in transactions in foreign currencies that could expose us to market risk.

   We are subject to interest rate risk on our senior secured credit facility and any future financing requirements. Our variable rate debt consists of borrowings made under our senior secured credit facility as to which no borrowings have been made at September 30, 2000. The senior secured credit facility requires us to enter into an interest rate protection agreement within six months after July 12, 2000, the effective date, to fix the interest rate of at least 50% of debt that does not have a fixed interest rate. To date, we have not entered into such an agreement, but we expect to do so prior to the date required.

   The following table presents the estimated future outstanding long-term debt at the end of each year and future required annual principal payments for each year then ended associated with our senior secured credit facility based on our projected level of long-term indebtedness:

                                          Years Ending December 31,
                         ----------------------------------------------------------------
                           2000      2001      2002      2003      2004    Thereafter
                                               (In thousands)
Senior discount
 notes(1)............... $132,581  $144,428  $157,334  $171,393  $186,708   $300,000
 Fixed interest rate....    14.00%    14.00%    14.00%    14.00%    14.00%     14.00%
 Principal payments.....      --        --        --        --        --    $300,000
Senior secured credit
 facility(2)............ $ 25,000  $ 50,000  $140,000  $126,000  $105,000        --
 Variable interest
  rate(3)...............    10.00%    10.00%    10.00%    10.00%    10.00%     10.00%
 Principal payments.....      --        --        --   $ 14,000  $ 21,000   $105,000

--------------------
(1) The amounts presented for December 31, 2000 and subsequent periods represent year-end balances of the senior discount notes by amortizing the discount utilizing the effective interest method over the term of the senior discount notes.
(2) The amounts presented for December 31, 2000 and subsequent periods represent estimated year-end long-term debt balances under our senior secured financing based upon a projection of the funds borrowed under that facility pursuant to such current network build-out plan.
(3) Interest rate on our senior secured financing equals the lesser of either:
  . a base rate loan with an interest rate equal to the higher of
     . the prime rate of the Toronto-Dominion Bank, New York Branch plus
       2.75% or
     . the federal fund effective rate plus 0.5%; or . the London interbank offered rate plus 3.75%. The London interbank offered rate is assumed to equal 6.25% for all periods presented.
  Our primary market risk exposure relates to:
    . the interest rate risk on our long-term and short-term borrowings; and . the impact of interest rate movements on our ability to meet interest expense requirements and meet financial covenants.

   We manage the interest rate risk on our outstanding long-term and short-term debt through the use of fixed and variable rate debt and interest rate caps under the senior secured credit agreement. While we cannot predict our ability to refinance existing debt or the impact interest rate movements will have on our existing debt, we continue to evaluate our financial position on an ongoing basis.

Inflation

   Management believes that inflation has not had, and will not have, a material adverse effect on our results of operations.

Effect of Recently Issued Accounting Pronouncements

   On July 8, 1999, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 137, "Deferral of the Effective Date of SFAS No. 133." SFAS No. 137 defers the effective date of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to all fiscal years beginning after June 15, 2000. We are currently evaluating the impact of adoption of SFAS No. 133. Our adoption is not expected to have a material effect on our results of operations, financial position, or cash flows.

   In March 2000, the FASB issued Interpretation No. 44, ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation--an Interpretation of Accounting Principles Board Opinion 25" ("Opinion 25"). FIN 44 clarifies (a) the definition of employee for purposes of applying Opinion 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000; however, certain conclusions in FIN 44 cover specific events that occur after either December 15, 1998, or January 12, 2000. To the extent that FIN 44 covers events occurring during the period after December 15, 1998, or January 12, 2000, but before the effective date of July 1, 2000, the effects of applying FIN 44 will be recognized on a prospective basis from July 1, 2000. We do not expect FIN 44 to have a material effect on our results of operations, financial position, or cash flows.

   On December 3, 1999, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"). This bulletin specifically addresses revenue recognition requirements for nonrefundable fees, such as activation fees, collected by a company upon entering into an arrangement with a customer, such as an arrangement to provide telecommunications services. On June 26, 2000, the SEC released SAB 101B, which delays the required implementation of SAB 101 until no later than the fourth quarter of fiscal years ending on or after December 31, 2000. We do not expect the effects of this bulletin will have a material effect on our results of operations, financial position, or cash flows.

                                    BUSINESS

   References to total population and residents are based on January 1, 1999 population estimates compiled by Rand McNally Commercial Atlas & Marketing Guide, 2000 Edition. References to markets reflect whole or partial basic trading areas, or BTAs, as defined by the Federal Communications Commission.

Overview

   We have the exclusive right to market 100% digital, 100% PCS, under the Sprint and Sprint PCS brand names to a total population of more than 7.0 million in the midwestern United States. We offer the same bundled national pricing plans and use the same sales and marketing strategies, national sales and distribution channels, centralized billing and customer care as Sprint PCS. We began providing service in December 1999 and, as of September 30, 2000, had launched service in fifteen markets covering approximately 2,097,000 residents and had over 25,000 customers. As of November 30, 2000, we had launched three additional markets covering approximately 1,390,000 residents. By the end of the third quarter of 2001, we plan to offer service on our network, which we refer to as providing coverage, to the portions of our territory where approximately 67% of the total population resides in our territory, at which time our planned network build-out for all of our current markets will be substantially complete.

   In January 1999, we entered into the Sprint PCS agreements whereby we became the exclusive Sprint PCS affiliate for our initial territory of 15 markets with a total population of over 2.8 million in the states of Illinois and Iowa. As of September 30, 2000, we have launched service in all of our initial markets, thereby substantially completing our network build-out in our initial territory. At such time, we are providing coverage to approximately 2.1 million residents or approximately 75% of the total population residing in our initial territory. Following our successful initial launch, Sprint PCS selected us to be the exclusive Sprint PCS affiliate for 20 additional markets with a total population of over 4.2 million in the states of Michigan, Iowa and Nebraska. As part of this expansion, we have purchased from Sprint PCS network assets under construction in four markets in Michigan. In addition, we have been granted the option, but do not have the obligation, to add to our territory the Iowa City and Cedar Rapids, Iowa markets that Sprint PCS launched in February 1997 and to purchase from Sprint PCS related assets in those markets. Those markets have a total population of approximately 405,000 and had over 11,000 Sprint PCS subscribers as of September 30, 2000. On January 10, 2001 we exercised this option. The closing is subject to our due diligence and the receipt of various consents. There is no assurance we will close the purchase of the assets.

   Our territory includes markets in Illinois, including Peoria, Springfield, Champaign-Urbana, Decatur-Effingham, Bloomington and the Quad Cities (Rock Island and Moline, Illinois; and Davenport and Bettendorf, Iowa); Michigan, including Grand Rapids, Saginaw-Bay City, Muskegon and Traverse City; Iowa, including Waterloo-Cedar Falls and Dubuque; and eastern Nebraska. We anticipate our territory will generate significant roaming revenues for us from Sprint PCS subscribers not based in our territory who use our network. Our territory is adjacent to, but does not include, several important markets owned and operated by Sprint PCS including Chicago, Detroit, Des Moines, Indianapolis, Omaha and St. Louis. We benefit from more than 1,700 miles of heavily traveled interstates in our territory which connect major metropolitan and industrial areas of the midwestern United States. Over 40 colleges and universities are located in our territory with a total enrollment of approximately
200,000 students.

   The Sprint PCS agreements impose obligations and restrictions on us. We are required to comply with requirements for launch dates, coverage and technical standards of the network build-out, customer service standards, and participation in Sprint PCS national and regional distribution and national accounts programs. We are prohibited from offering Sprint PCS products and services outside our territory and on a non-branded, "private label" basis. For further information regarding the terms of the Sprint PCS agreements, see "The Sprint PCS Agreements--The Management Agreement." If the Sprint PCS agreements terminate, we will not enjoy the benefits as discussed below of our affiliation and such termination will permit Sprint PCS to purchase our operating assets or capital stock at a substantial discount from our fair market value. For further information regarding risks related to our relationship with Sprint PCS, see "Risk Factors--Risks Particular to iPCS."

Competitive Strengths

 Benefits of our Long-Term Strategic Relationship with Sprint PCS

   Our long-term strategic relationship with Sprint PCS allows us to offer high quality, nationally branded wireless services more quickly, at a lower cost and with lower initial capital requirements than would otherwise be possible. The benefits of our affiliation with Sprint PCS include the following:

   Exclusive provider of Sprint PCS products and services. We are the exclusive provider of Sprint PCS' 100% digital, 100% PCS wireless products and services in our territory. We market these products and services exclusively under the Sprint and Sprint PCS brand names.

   Immediate brand name recognition and national advertising support. We benefit from the strength and reputation of the Sprint and Sprint PCS brand names. Sprint PCS' extensive national advertising campaigns and established marketing programs are provided to us at no additional cost under our agreements with Sprint PCS. We offer the same strategic pricing plans, promotional campaigns and handset and accessory promotions as Sprint PCS, and have the flexibility to add pricing plans and marketing promotions that target local market needs.

   Nationwide digital PCS network. Our network operates with Sprint PCS' national network and will significantly extend Sprint PCS' coverage in the midwestern United States, which we believe is important to Sprint PCS' regional and national growth strategy. Sprint PCS provides nationwide service through its own 100% digital PCS network in major U.S. metropolitan areas, affiliating with other companies like us mainly in and around smaller U.S. metropolitan areas and roaming agreements for the use other providers' analog cellular or CDMA PCS networks. Our ability to provide our customers with access to Sprint PCS' national network represents a competitive advantage over other national and regional providers of wireless services.

   Established and available distribution channels. We benefit from immediate access to Sprint PCS' existing sales and distribution agreements with major national retailers who have existing store locations in our territory and Sprint PCS' other national sales and distribution channels, including:

  . the sales and distribution agreements with major national third-party retailers which collectively provide us with access to over 300 stores in our territory;

  . Sprint PCS' national inbound telemarketing sales force;

  . Sprint PCS' national accounts sales team; and

  . Sprint PCS' electronic commerce sales platform.

   Sprint PCS back office services. We utilize Sprint PCS' established back office services, including customer activation, billing and 24 hours a day, 7 days a week customer care to service our customers more effectively and economically. Use of these services has enabled us to accelerate the launch of our commercial PCS operations and significantly reduced our capital expenditures and operating costs compared with establishing and operating our own back office systems.

   Sprint PCS Wireless Web. We support and market the Sprint PCS Wireless Web service on our network. The Sprint PCS Wireless Web allows customers with data capable or web-browser enabled handsets to connect to the Internet and browse specially designed text-based web sites, including Yahoo!, Amazon.com, Bloomberg.com, CNN Interactive, MapQuest.com, Fox Sports, Ameritrade, InfoSpace.com and Weather.com. For more information on the Sprint PCS Wireless Web, see "--Products and Services--Access to the Sprint PCS Wireless Web."

   Sprint PCS licenses and long-term commitment. Sprint PCS has funded the purchases of the licenses covering our territory at a cost of over $40.5 million. As a Sprint PCS affiliate, we did not have to fund these expenditures, thereby reducing our start-up costs. The Sprint PCS agreements are for a total of 50 years, including an initial term of 20 years with three 10-year renewal terms.

   Better equipment availability and pricing. We are able to acquire our network equipment, handsets and accessories more quickly and at a significantly lower cost than we would without our strategic relationship with Sprint PCS. We purchase our network equipment, handsets and accessories under Sprint PCS' vendor contracts that provide for volume discounts. These discounts significantly reduce the overall capital required to build our network and significantly reduce our costs of handsets and accessories.

   Availability of technology and service advances developed by Sprint PCS. We benefit from Sprint PCS' extensive research and development effort, which provides us with ongoing access to new technological products and enhanced service features without significant research and development expenditures of our own. We have immediate access to any developments produced by Sprint PCS for use in our network.

 Other Competitive Strengths

   In addition to the advantages provided by our strategic relationship with Sprint PCS, we have:

   Fewer competitors and fragmented competition. We face fewer competitors in our markets than is generally the case for wireless service providers operating in larger metropolitan markets. We expect to be the first national PCS entrant in all of our markets and the first or second PCS entrant in all but four of our markets in central Illinois, where we are third. Existing PCS competition is limited to regional carriers with small service territories and PrimeCo, which only provides service in five of our markets in Illinois. We believe that our most extensive competition comes from the established regional cellular carriers in each of our markets, although their coverage is fragmented.

   Potential for significant Sprint PCS roaming revenue. We receive Sprint PCS roaming revenue from Sprint PCS subscribers based outside our territory who roam on our network. Our territory is adjacent to and connects, but does not include, several major markets owned and operated by Sprint PCS, including Chicago, Detroit, St. Louis, Indianapolis, Omaha and Des Moines. These market areas contain approximately 20 million residents. Our network contains over 1,700 interstate miles which connect these major Sprint PCS markets. The interstate corridors in our territory include:

                                                        Approximate        Approximate
                                                   total interstate miles  interstate
                                                       between major      miles covered
Interstate         Major Destination Cities             destinations         by iPCS
  I-57      Chicago, IL to Memphis, TN............           524                244
  I-74      Moline, IL to Cincinnati, OH..........           421                220
  I-55      Chicago, IL to St. Louis, MO..........           285                179
  I-80      Chicago, IL to Des Moines, IA.........           340                158
  I-35      Minneapolis, MN to Kansas City, MO....           440                133
  I-80      Omaha, NE to Cheyenne, WY.............           497                131
  I-75      Detroit, MI to Mackinaw City, MI......           291                120
  I-72      Springfield, IL to Champaign, IL......            87                 87
  I-70      St. Louis, MO to Indianapolis, IN.....           234                 84
  I-64      St. Louis, MO to Louisville, KY.......           259                 83
  I-39      Rockford, IL to Bloomington, IL.......           130                 77
  I-29      Omaha, NE to Kansas City, MO..........           187                 77
  I-96      Muskegon, MI to Detroit, MI...........           190                 76
  I-196     Benton Harbor, MI to Grand Rapids, MI.            78                 46
  I-380     Iowa City, IA to Waterloo, IA.........            82                 33
                                                           -----              -----
      Total......................................          4,045              1,748
                                                           =====              =====

For a more detailed description of Sprint PCS roaming revenue, see "--Roaming Revenue."

   Significant Sprint PCS national accounts opportunities. We participate in Sprint PCS' national accounts program which targets large companies. Several Fortune 500 companies such as State Farm Insurance, Archer Daniels Midland, Dow Chemical, John Deere and Caterpillar, as well as a number of other large companies, have their headquarters in our territory. Participation in Sprint PCS' national accounts program provides us an opportunity to participate in selling efforts focused on those companies. We have been working with Sprint PCS' national accounts team to attract, service and retain large companies with headquarters in our territory and have either already targeted, or expect to target in the near future, each such company. To date, we service employees of John Deere on an individual basis through Sprint PCS' national accounts program and have bid, and expect to continue to bid for the business of these national account companies located in our territory. In addition, we target other national account companies with significant operations in our territory to offer service under the terms of their national account agreements.

   Execution of our initial territory network build-out plan. In January 1999, we entered into the Sprint PCS agreements for our initial territory in Illinois and Iowa. Within ten months and ahead of the build-out requirements under the Sprint PCS agreements, we completed network construction and began providing commercial service in two of these markets covering over 590,000 residents. As of November 30, 2000, we had launched Sprint PCS service in eighteen markets covering approximately 3,487,000 residents. We are using the same implementation methodologies for the network construction in all markets in our territory.

   Fully financed business plan. We believe that the net proceeds from our sale of the senior discount notes, the private placement of $120.0 million of convertible preferred stock to an investor group led by Blackstone, and anticipated borrowings under our new senior secured facility will be adequate to fund our network buildout, anticipated operating losses, working capital requirements and other capital needs.

Business Strategy

   We believe that the following elements of our business strategy will enable us to continue to rapidly build out our network and launch additional markets, distinguish our wireless service offerings from those of our competitors and compete successfully in the wireless communications marketplace.

   Fully leverage our strategic relationship with Sprint PCS. We are capitalizing on the extensive benefits of our strategic relationship with Sprint PCS. These benefits allow us to provide a seamless offering of products and services in our territory under the Sprint and Sprint PCS brand names that are indistinguishable from those offered by Sprint PCS nationwide. We take full advantage of Sprint PCS' national marketing programs and established sales and distribution channels to increase our sales. We use Sprint PCS' back office services, including customer activation, billing and 24 hours a day, 7 days a week customer care, and Sprint PCS' national network control center, which is responsible in conjunction with our switching centers for continually monitoring the performance of our network and providing rapid response for systems maintenance needs. The use of these back office services from Sprint PCS significantly reduces our overhead costs. We take advantage of significantly discounted prices for network equipment, handsets and accessories under Sprint PCS' vendor contracts, which further reduces our costs.

   Execute an integrated local marketing strategy. Our marketing strategy leverages Sprint and Sprint PCS' nationwide presence and brand names while at the same time establishing a strong local presence in each of our markets. We emphasize the improved clarity and quality, enhanced features and favorable pricing of Sprint PCS products and services and replicate the marketing strategies that have resulted in Sprint PCS becoming the fastest growing U.S. wireless carrier. In addition, on the local level, we are:

  . establishing a total of up to 17 Sprint PCS sales and service centers in markets within our territory;

  . establishing local third-party sales and distribution relationships on an as-needed basis;

  . directing our media efforts at the community level by advertising in local publications, radio and television; and

  . sponsoring local and regional events.

   Continue to execute build-out plan and rapid deployment. We plan to continue the rapid construction and build-out of our technologically advanced 100% digital, 100% PCS wireless network. Our strategy is to build out network service to metropolitan areas and the interstates and primary roads connecting these areas, and then to cover the smaller population and business centers. We intend to continue to rely on experienced third-party strategic partners for radio frequency design, network engineering and optimization, site acquisition, project management and construction management services.

   Explore strategic opportunities to expand our territory. We continually evaluate expansion opportunities and, subject to the availability of financing, may strategically expand our territory. On January 10, 2001 we exercised our option to add to our territory the Iowa City and Cedar Rapids, Iowa markets that have already been launched by Sprint PCS. The closing of the assets related to those markets is subject to our due diligence and the receipt of various consents. There is no assurance we will close the purchase of the assets. For more information on the option, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Option Territory."

Sprint PCS

   Sprint PCS, a wholly owned subsidiary of Sprint, operates the only nationwide 100% digital, 100% PCS wireless network in the United States. Sprint PCS provides nationwide service through its own PCS network in major metropolitan markets throughout the United States, has entered into agreements with affiliates with territories ranging in total population from 300,000 to
9.9 million to build out and manage networks in smaller metropolitan areas and along major highways and has entered into roaming agreements for the use of other providers' amalog cellular or CDMA PCS networks. The Sprint PCS network, including the portions of the network owned, constructed and operated by the 18 affiliates, operates the largest 100% digital, 100% PCS nationwide wireless network in the United States, already serving the majority of the nation's metropolitan areas including more than 4,000 cities and communities across the country. Sprint PCS has licensed PCS coverage of nearly 270 million people in all 50 states, Puerto Rico and the U.S. Virgin Islands. The Sprint PCS network uses CDMA technology nationwide.

   Sprint PCS launched its first commercial PCS service in the United States in November 1995 and has experienced rapid growth, providing service to approximately 8.4 million customers as of September 30, 2000. The following table, showing the quarterly end-of-period subscriber data for Sprint PCS, illustrates Sprint PCS' subscriber growth from the beginning of 1997 to the end of the third quarter of 2000 and may not reflect Sprint PCS' future subscriber growth nor our subscriber growth.

                       [Bar Chart of Subscriber Growth]
Q1    97       192
Q2    97       347
Q3    97       570
Q4    97       887
Q1    98     1,114
Q2    98     1,370
Q3    98     1,750
Q4    98     2,586
Q1    99     3,350
Q2    99     3,967
Q3    99     4,687
Q4    99     5,723
Q1    00     6,554
Q2    00     7,437
Q3    00     8,352

Markets

   Our territory includes 35 markets containing a total population of over 7.0 million residents in:
  . Illinois, including Peoria, Springfield, Champaign-Urbana, Decatur-
    Effingham, Bloomington and the Quad Cities (Rock Island and Moline, Illinois; and Davenport and Bettendorf, Iowa);
  . Michigan, including Grand Rapids, Saginaw-Bay City, Muskegon and Traverse
    City;
  . Iowa, including Waterloo-Cedar Falls and Dubuque; and
  . eastern Nebraska.

We are the exclusive provider of Sprint PCS products and services in these markets which are adjacent to several major metropolitan operational markets in the midwestern United States which are owned and operated by Sprint PCS including Chicago, Detroit, Des Moines, Indianapolis, Omaha and St. Louis. We believe connecting existing Sprint PCS markets is important to Sprint PCS' strategy to provide seamless, nationwide PCS service. We have been granted the option, but do not have the obligation, to add to our territory the Iowa City and Cedar Rapids, Iowa markets that Sprint PCS launched in February 1997 and to purchase from Sprint PCS related assets and subscriber accounts in those markets. These markets have a total population of approximately 405,000 and had over 11,000 Sprint PCS subscribers as of September 30, 2000. On January 10, 2001 we exercised this option. The closing is subject to our due diligence and the receipt of various consents. There is no assurance we will close the purchase of the assets.

   The following table lists in order of the calendar quarter of actual or expected commercial launch of network coverage, the market, megahertz of spectrum, estimated total population, estimated covered population and estimated covered population as a percentage of total population for each of the markets that comprise our territory, but does not include the Iowa City and Cedar Rapids, Iowa markets that we have the option to add to our territory as described above. Our expected commercial launch of network coverage is scheduled to occur prior to the launch dates required by the Sprint PCS agreements. As of November 30, 2000, we have launched the following markets:
                                               .Galesburg, Illinois;
   .Davenport, Iowa/Moline, Illinois;          .Clinton, Iowa/Sterling,
                                            Illinois;
   .Bloomington, Illinois;                     .Mt. Vernon-Centralia,
                                            Illinois;
   .Peoria, Illinois;                          .Danville, Illinois;
                                               .Jacksonville, Illinois;
   .Springfield, Illinois;
                                               .Mattoon, Illinois;
   .St. Louis, Missouri (partial);
                                               .Grand Rapids, Michigan;
   .LaSalle-Peru-Ottawa-Streator, Illinois;
                                               .Saginaw-Bay City, Michigan;
   .Decatur-Effingham, Illinois;            and
                                               .Muskegon, Michigan.
   .Champaign-Urbana, Illinois;

   .Kankakee, Illinois;
   The number of our 25,000 customers as of September 30, 2000 who are located in these launched markets varies based upon the total population of the market, how long the markets have been launched and the extent of our marketing efforts to date in such markets. The estimated covered population represents the total potential customers rather than our expected customers in such markets.

                                                                         Estimated
                                                      Estimated    Covered Population as
Basic Trading Area Market   MHz of  Estimated Total    Covered        a Percentage of
(1)                        Spectrum  Population (2) Population (3)   Total Population

Davenport, IA/Moline, IL.     30        430,000        380,000               88%
Bloomington, IL..........     10        232,000        210,000               91%
                                        -------        -------
  Total Year 1999........               662,000        590,000               89%
                                        =======        =======

Peoria, IL...............     10        465,000        320,000               69%
Springfield, IL..........     10        266,000        215,000               81%

St. Louis, MO
 (partial) (3)...........     30         47,000         22,000               47%
                                        -------        -------
 Subtotal (Q1 2000)......               778,000        557,000               72%
                                        -------        -------
LaSalle-Peru-Ottawa-
 Streator, IL............     20        152,000        120,000               79%
Decatur-Effingham, IL....     10        248,000        176,000               71%
Champaign-Urbana, IL.....     10        219,000        190,000               87%
Kankakee, IL.............     20        135,000         96,000               71%
Galesburg, IL............     10         74,000         47,000               64%
                                        -------        -------
 Subtotal (Q2 2000)......               828,000        629,000               76%
Clinton, IA/Sterling, IL.     30        147,000        100,000               68%
Mt. Vernon-Centralia, IL.     30        122,000         62,000               51%
Danville, IL.............     20        112,000         68,000               61%
Jacksonville, IL.........     10         71,000         35,000               49%
Mattoon, IL..............     10         63,000         56,000               89%
                                        -------        -------
 Subtotal (Q3 2000)......               515,000        321,000               62%
                                        -------        -------
                                        -------        -------

                                                                         Estimated
                                                      Estimated    Covered Population as
Basic Trading Area Market   MHz of  Estimated Total    Covered        a Percentage of
(1)                        Spectrum  Population (2) Population (3)   Total Population

Grand Rapids, MI.........     30       1,036,000        850,000              82%
Saginaw-Bay City, MI.....     30         632,000        400,000              63%
Muskegon, MI.............     30         220,000        140,000              64%
                                       ---------      ---------
 Subtotal (Q4 2000)......              1,888,000      1,390,000              74%
                                       ---------      ---------
  Total Year 2000........              4,671,000      3,487,000              75%
                                       =========      =========
Lansing, MI (partial)
 (3).....................     30          62,000         43,000              69%
Battle Creek, MI
 (partial)(3)............     30          55,000         20,000              36%
                                       ---------      ---------
 Subtotal (Q1 2001)......                117,000         63,000              54%
                                       ---------      ---------

Waterloo-Cedar Falls, IA.     30         261,000        153,000              59%
Traverse City, MI........     30         236,000        105,000              44%
Dubuque, IA..............     30         178,000        107,000              60%
Des Moines, IA
 (partial)(3)............     30         171,000         82,000              48%
Burlington, IA...........     30         137,000         97,000              71%
Mount Pleasant, MI.......     30         129,000         79,000              61%
Ottumwa, IA..............     30         124,000         66,000              53%
Marshalltown, IA.........     30          57,000         34,000              60%
                                       ---------      ---------
 Subtotal (Q2 2001)......              1,293,000        723,000              56%
                                       ---------      ---------
Omaha, NE (partial) (3)..     30         249,000        118,000              47%
Grand Island-Kearney, NE.     30         147,000         95,000              65%
Fort Dodge, IA...........     30         128,000         47,000              37%
Mason City, IA...........     30         116,000         50,000              43%
Norfolk, NE..............     30         112,000         40,000              36%
Lincoln, NE (partial)
 (3).....................     30          98,000         27,000              28%
Hastings, NE.............     30          72,000         39,000              54%
                                       ---------      ---------
 Subtotal (Q3 2001)......                922,000        416,000              45%
                                       ---------      ---------
  Total Year 2001........              7,003,000      4,689,000              67%
                                       =========      =========

---------------------
(1) Expected commercial launch dates for these markets may change based on a number of factors, including shifts in populations, target markets or network focus, changes or advances in technology, acquisition of other markets and delays in market build-out due to reasons identified in "Risk Factors--Risks Particular to iPCS."
(2) Estimated population is based on January 1, 1999 estimates compiled by Rand McNally Commercial Atlas & Marketing Guide, 2000 Edition.
(3) Estimated covered population for these markets reflects only those residents which are expected to be covered, not the total population in the entire basic trading area.

Network Build-Out Plan

   In December 1999, we launched service in the Bloomington, Illinois and the Quad Cities (Rock Island and Moline, Illinois; and Davenport and Bettendorf,
Iowa) markets covering over 590,000 residents. By the end of March 2000, we launched service in the Peoria and Springfield, Illinois and St. Louis, Missouri markets covering approximately 557,000 residents. By the end of June 2000, we launched service in the LaSalle-Peru-Ottawa-Streator, Illinois, Decatur-Effingham, Illinois, Champaign-Urbana, Illinois, Kankakee, Illinois and Galesburg, Illinois markets covering approximately 629,000 residents. As of September 30, 2000, we substantially completed the build-out of all remaining metropolitan markets and major interstate routes in our initial territory. Our initial territory covers approximately 2.1 million residents or 75% of the total population residing in our initial territory. As of November 30, 2000, we had launched Sprint PCS service in eighteen markets covering approximately 3,487,000 residents.

   Following our successful build-out and initial launch, Sprint PCS agreed to amend the Sprint PCS agreements to expand our territory to include 20 additional markets with a total population of approximately 4.2 million in the states of Michigan, Iowa and Nebraska. As part of this expansion, we have purchased from Sprint PCS network assets under construction in four markets in Michigan.

   By the end of the third quarter of 2001, we plan to be substantially complete with our build-out and we anticipate covering 4.7 million residents, or 67% of the total population, in our territory. Our build-out plan exceeds the network build-out requirements under the Sprint PCS agreements.

   As part of the expansion of our territory, we have been granted the option, but do not have the obligation, to add to our territory the Iowa City and Cedar Rapids, Iowa markets that have already been launched by Sprint PCS. These markets have a total population of approximately 405,000 and had 11,000 Sprint PCS subscribers as of September 30, 2000. Our option expires on January 31, 2001. The purchase price payable by us for the purchase of assets and subscriber accounts upon exercise of the option of $28.8 million in January, 2001 is subject to upward adjustment based upon the number of subscribers in the two additional markets at the option exercise date, as described more fully under "The Sprint PCS Agreements--Option Territory." On January 10, 2001 we exercised this option. The closing is subject to our due diligence and the receipt of various consents. There is no assurance we will close the purchase of the assets. Subject to the closing, we are the manager of all Sprint PCS subscribers in these markets.

   As part of our network build-out strategy, we entered into certain outsourcing relationships with third parties to assist us in building out our network. We believe that these relationships have resulted in a more timely, efficient and cost effective build-out process.

   Radio frequency design. Wavelink Engineering has completed all radio frequency design, engineering and optimization for our initial territory. Wavelink has performed radio frequency design services for Sprint PCS as well as other Sprint PCS affiliates. Based upon its engineering designs, Wavelink assisted us in determining the required number of cell sites to operate the network and identified the general geographic areas in which each of the required cell sites would be located. Wavelink has also performed optimization tests prior to and after our market launches.

   Site acquisition, project management and construction. For our Illinois and Iowa markets, Communications Management Specialists, Inc., or CMS, was engaged to provide "turn-key" site acquisition, project management and construction management services for our initial territory. CMS has performed similar services for Sprint PCS as well as other Sprint PCS affiliates.

   CMS identifies and acquires the sites on which we locate the towers, antennae and other equipment necessary for the operation of our network. After radio frequency design identifies the general geographic area in which to locate cell sites, CMS surveys potential sites to identify two potential tower sites within each geographic search area. CMS evaluates the alternative sites within each of the identified geographic search areas, giving consideration to various engineering criteria as well as the costs to be incurred to acquire and construct a tower on the site. We pay CMS fixed fees for its services.

   For our Michigan, Iowa and Nebraska markets we have engaged Trintel Communications to provide construction and project management services similar to those provided by CMS. For our Michigan and Iowa markets, Tricom is also providing site acquisition services.

   We acquire and make operational a cell site in three ways:

  . co-location on an existing tower owned by third parties;

  . construction of a new tower ourselves; or

  . construction of a new tower by an independent build-to-suit company.

   Generally, we prefer to co-locate with other wireless carriers or tower companies by leasing space on an existing tower or building. The advantages of co-location are that there are lower construction costs to us associated with the building of a tower and any zoning difficulties have likely already been resolved. In situations where co-location is not appropriate, we will acquire the site and hire third parties to construct the tower. Upon completion, we generally sell the tower and lease it back from the buyer. We have entered into a tower sale and lease-back agreement with American Tower Corporation, one of the largest tower companies in the United States, for the towers that we construct in our initial territory. We believe that we have a favorable lease rate for the towers subject to the sale lease-back agreement. These leases run for initial terms of ten years with three additional five-year renewal terms. By structuring our sale and lease-back on this basis, we are able to retain complete control of the tower site selection process and retain the flexibility of not having our capital tied up in tower ownership.

   In situations where we determined that neither co-location nor site acquisition was appropriate, we would arrange for the construction of a tower on a build-to-suit basis by an independent tower construction company who would acquire the site, build the tower and lease it to us. The principal advantage of this method is that it reduces our capital expenditures.

   We expect that approximately 590 sites will be required to achieve our planned 67% coverage of the residents in our territory. Of those 590 sites, we believe that approximately 300 will be co-location sites. We plan to construct towers for the remaining 290 sites. We plan to sell and lease back 80 towers under our existing agreement with American Tower.

   Microwave relocation. Prior to the FCC's auction of PCS licenses in the 1850 to 1970 MHz frequency bandwidths, various fixed microwave operators used these frequencies. The FCC has established procedures for PCS licensees to relocate these existing microwave paths, generally at the PCS licensee's expense. Sprint PCS relocates the microwave paths that use bandwidth owned by Sprint PCS, and is analyzing these relocations as we continue the build-out of our network. Sprint

PCS is also paying for a portion of the relocation costs. Sprint PCS has completed relocation for all microwave paths in our initial territory. Some microwave clearing has been completed in our expansion territory. After adjusting for all cost sharing for relocations performed by other PCS licensees and from Sprint PCS, we expect to spend a total of approximately $8.0 million for microwave relocation expenses.

   Switching centers. We will use three switching centers to provide service to our network. Each switching center will serve several purposes, including, among other things, routing calls, managing call handoff, managing access to landlines and providing access to voice mail. In November 1999, we commenced operations at our first switching center in Gridley, Illinois to support our initial territory. We have entered into leases for a switching center in Grand Rapids, Michigan and in Davenport, Iowa.

   Interconnection. Our network connects to the landline telephone system through local exchange carriers. Through our Sprint PCS agreements, we benefit from Sprint PCS-negotiated interconnection agreements with local exchange carriers.

   Long distance and back haul. We have entered into an agreement with Sprint, which provides us long distance services at the same preferred rates made available to Sprint PCS.

   Network communications equipment. Nortel and Lucent (in our Michigan markets) supply the radio base stations, switches and other related PCS transmission equipment, software and services necessary for our network build-out. Nortel has assigned a dedicated project management team to assist us in the installation and testing of the transmission equipment.

   Network monitoring systems. We utilize Sprint PCS' Network Operations Control Center for around-the-clock monitoring as well as our own switching center capabilities for our network base stations and switches.

Nortel Equipment Agreement

   We have entered into a three year equipment purchase agreement with Nortel for our network equipment and infrastructure, including switches and base station controllers for our initial territory. Pursuant to the equipment agreement, Nortel also provides installation services for the equipment and grants us a nonexclusive license to use all the software associated with the Nortel equipment. As of September 30, 2000, we have a remaining commitment to purchase $19.8 million of equipment and services from Nortel. We submit purchase orders to Nortel for the equipment and services as needed. Under the agreement, we receive a discount on the network equipment and services because of our affiliation with Sprint PCS. If our affiliation with Sprint PCS ends, Nortel has the right to either terminate the agreement or, with our consent, modify the agreement to establish new prices, terms and conditions.

Lucent Equipment Agreement

   In July 2000, we entered into an equipment purchase agreement with Lucent Technologies Inc. for our network equipment and infrastructure in which we committed to purchase one switch and 100 base station controllers for our Michigan markets within the first year of the agreement and an additional 32 base station controllers during the second year. In addition, we have agreed to use Lucent's equipment exclusively in the construction of our network located within the state of Michigan. As of September 30, 2000, we have purchased approximately $4.2 million of equipment and have a remaining commitment to purchase $13.0 million. Lucent is obligated to Sprint PCS to enter into this agreement with us because we are a Sprint PCS affiliate. By our purchase agreement with Lucent, we are subject to the terms and conditions of a procurement and services contract between Lucent and Sprint PCS which expires on January 31, 2006 and which provides that the equipment which we purchase will be in conformance with the technical standards of the Sprint PCS network and at prices consistent with those negotiated by Sprint PCS.

Products and Services

   We offer established Sprint PCS products and services throughout our territory under the Sprint and Sprint PCS brand names. Our products and services are designed to mirror the service offerings of Sprint PCS and to integrate with the Sprint PCS nationwide network. Sprint PCS has licensed PCS coverage of nearly 270 million people in all 50 states, Puerto Rico and the U.S. Virgin Islands and provides service through its own 100% digital, 100% PCS wireless network and through affiliating with other companies and roaming agreements for the use of other providers' analog cellular or CDMA PCS networks. The Sprint PCS service package we offer includes the following:

   100% digital wireless mobility with national service. Our network is part of the largest 100% digital, 100% PCS wireless network in the nation. We offer enhanced voice clarity, advanced features and simple, affordable Sprint PCS' Free and Clear pricing plans. These plans include long distance and wireless airtime minutes for use throughout the Sprint PCS network at no additional charge.

   Access to the Sprint PCS Wireless Web. We support and market the Sprint PCS Wireless Web throughout our network. The Sprint PCS Wireless Web allows subscribers with data capable handsets to connect their portable computers or personal digital assistants to the Internet. Sprint PCS subscribers with data capable handsets also have the ability to receive periodic information updates such as stock prices, airline schedules, sports scores and weather reports directly on their handsets. Sprint PCS subscribers with web-browser enabled handsets have the ability to connect to and browse specially designed text-based Internet sites on an interactive basis. Sprint PCS has agreements with Internet providers including Yahoo!, Amazon.com, Bloomberg.com, CNN Interactive, MapQuest.com, Fox Sports, Ameritrade, InfoSpace.com and Weather.com to provide services for the Sprint PCS Wireless Web. Sprint PCS offers various pricing options including a fixed number of updates or a bundle of data minutes as add-ons to existing Sprint PCS' Free and Clear pricing plans or a bundle of minutes for a set price that can be used for either data or voice.

   Nationwide service. Our customers are able to use Sprint PCS services throughout the Sprint PCS network. Dual-band/dual-mode handsets allow roaming on wireless networks where Sprint PCS is not available and with which Sprint PCS has roaming agreements. When roaming outside the Sprint PCS network, additional roaming fees are billed to Sprint PCS subscribers.

   Pricing and features. Sprint PCS' pricing plans are typically structured with monthly recurring charges, large local calling areas, bundles of minutes and service features such as voicemail, caller

ID, call waiting, call forwarding and three-way calling. The increased capacity of CDMA technology allows Sprint PCS to offer high usage subscriber plans at per-minute rates lower than analog cellular and certain digital products. All of Sprint PCS' current national plans:

  . include minutes that can be used on any portion of the nationwide Sprint
    PCS network with no roaming charges for the subscriber;

  . offer advanced features and generally require no long-term contracts;

  . offer a selection of handsets to meet the needs of individual consumers and businesses; and

  . provide a limited-time, money back guarantee on Sprint PCS handsets.

   In addition, Sprint PCS' Free and Clear pricing plans include long distance calling from anywhere on the Sprint PCS network to anywhere in the United States.

   Advanced handsets and longer battery life. We primarily offer a selection of dual-band handsets with various advanced features and technology, such as Internet readiness described in "--Access to the Sprint PCS Wireless Web" above. All handsets are equipped with pre-programmed features such as caller ID, call waiting, phone books, speed dial and last number redial and are sold under the Sprint and Sprint PCS brand names. CDMA handsets weighing approximately 5 to 7 ounces offer up to five days of standby time and approximately four hours of talk time. We also offer dual-band/dual-mode handsets that allow customers to make and receive calls on both PCS and cellular frequency bands with the applicable digital or analog technology. These handsets allow roaming on cellular networks where Sprint PCS digital service is not available. When roaming in analog markets, stand-by and talk times are greatly reduced.

   Improved voice clarity and quality. We believe that CDMA technology offers significantly improved voice clarity and quality, compared to existing analog, and TDMA and GSM digital networks, more powerful error correction, less susceptibility to call fading and enhanced interference rejection, all of which result in fewer dropped calls. See "--CDMA Technology" for a discussion of the reasons CDMA technology offers improved voice clarity and quality.

   Privacy and security. Sprint PCS provides secure voice transmissions encoded into a digital form to prevent eavesdropping and unauthorized cloning of subscriber identification numbers.

   Easy activation. Customers can purchase a shrink-wrapped Sprint PCS handset off the shelf at a retail location and activate their service by calling customer service, which can activate the handset over the air. We believe over-the-air activation reduces the training requirements for salespersons at the national retailer locations. Our customers can also activate their service at any of Sprint PCS sales and service centers with the assistance of trained customer service representatives.

   Customer care. Sprint PCS provides customer care services to our customers under the Sprint PCS agreements. Sprint PCS offers 24 hours a day, seven days a week customer care. Our customers can call the Sprint PCS toll-free customer care number from anywhere. All Sprint PCS phones are pre-programmed with a speed dial feature that allows our customers to easily reach customer care at any time on the Sprint PCS network. In addition, our customers can also obtain customer service and assistance at any Sprint PCS store throughout the country.

   Other services. In addition to these services, we may also offer wireless local loop services in our territory. Wireless local loop is both a wireless alternative and supplemental service for the landline-based telephones in homes and businesses. We also believe that new features and services will be developed on the Sprint PCS nationwide network to take advantage of CDMA technology. As a leading wireless provider, Sprint PCS conducts ongoing research and development to produce innovative services that give Sprint PCS a competitive advantage. We offer a portfolio of products and services developed by Sprint PCS to accommodate the growth in, and the unique requirements of, high speed data traffic. We provide a number of applications for wireless data services including facsimile and Internet access.

Roaming Revenue

 Sprint PCS Roaming

   When Sprint PCS subscribers based outside of our territory use our network, we collect roaming revenue from Sprint PCS based on a per-minute fee and when our customers use the Sprint PCS network outside of our territory, we pay to Sprint PCS roaming charges based on a per-minute fee. Pursuant to the Sprint PCS agreements, Sprint PCS has the discretion to change the per-minute roaming rate for Sprint PCS roaming fees after December 31, 2001. Because we serve smaller metropolitan areas adjacent to larger metropolitan areas, we believe inbound Sprint PCS roaming will exceed outbound Sprint PCS roaming. See "Risk Factors--Risks Particular to iPCS--We may not receive as much Sprint PCS roaming revenue as we anticipate, our non-Sprint PCS roaming revenue is likely to be low adversely affecting our revenues, and we may have higher payments to Sprint PCS for usage by our customers of the Sprint PCS network than we anticipate."

 Non-Sprint PCS Roaming

   The term "non-Sprint PCS roaming" is used when non-Sprint PCS subscribers use our network and when our customers use a non-Sprint PCS network. Pursuant to roaming agreements between Sprint PCS and other wireless service providers, when other wireless service provider subscribers use our network, we earn roaming revenue. These wireless service providers must pay fees for their subscribers' use of our network, and as part of our collected revenues, we are entitled to 92% of the fees. Currently, pursuant to the Sprint PCS agreements, Sprint PCS bills these wireless service providers for these fees. When wireless service providers provide service to our customers, we pay those service providers roaming fees and our customers incur roaming fees at rates specified in their contracts. As a result, we retain the collection risk from our customers for non-Sprint PCS roaming charges incurred by them. We are entitled to 100% of the non-Sprint PCS roaming fees collected from our customers. Currently, pursuant to the Sprint PCS agreements, Sprint PCS bills our customers for the roaming fees, and pays us the fees it has collected on a monthly basis.

Marketing Strategy

   Our marketing and sales strategy utilizes Sprint PCS' proven strategies and developed national sales and distribution channels tailored to our specific territory.

   Use Sprint PCS' brand equity and marketing. We feature exclusively and prominently the nationally recognized Sprint and Sprint PCS brand names in our marketing effort. From our customers' point of view, they use our network and the Sprint PCS national network seamlessly as a unified nationwide network.

   Pricing. Our use of the Sprint PCS national pricing strategy offers our customers simple, easy-to-understand service plans. Sprint PCS' pricing plans are typically structured with monthly recurring charges, large local calling areas, bundles of minutes and service features such as voicemail, caller ID, call waiting, call forwarding and three-way calling. Lower per-minute rates relative to analog cellular providers are possible in part because the CDMA system that Sprint PCS utilizes has greater capacity than current analog cellular systems, enabling Sprint PCS to market high usage customer plans at lower prices. In addition, Sprint PCS' national Free and Clear plans, which offer simple, affordable plans for every consumer and business customer, include long distance calling from anywhere on its nationwide network.

   Local focus. Our local focus enables us to supplement Sprint PCS' marketing strategies with our own strategies tailored to each of our specific markets. These include attracting local businesses as agents to enhance our sales and distribution channels and drawing on our management team's experience in the midwestern United States. We use local radio, television and newspaper advertising to sell our products and services in each of our markets. We have established a local sales force to execute our marketing strategy through our Sprint PCS stores. We currently own and operate ten Sprint PCS stores and plan to open an additional six or seven stores throughout our territory. We also employ a direct sales force dedicated to business sales.

   Advertising and promotions. Sprint PCS uses national as well as regional television, radio, print, outdoor and other advertising campaigns to promote its products. We benefit from this national advertising in our territory at no additional cost to us. Sprint PCS also runs numerous promotional campaigns which provide customers with benefits such as additional features at the same rate, free minutes of use for limited time periods or special prices on handsets and other accessories. We are able to purchase promotional materials related to these programs from Sprint PCS at their cost. In addition, RadioShack and national third-party retail stores in our territory run numerous promotional campaigns.

   Sponsorships. Sprint PCS sponsors numerous national, regional and local events. These sponsorships provide Sprint PCS with brand name and product recognition in high profile events, provide a forum for sales and promotional events and enhance our promotional efforts in our territory. Additionally, we sponsor other local events in our territory to increase customer awareness of the Sprint PCS network.

   Bundling of services. We plan to take advantage of the complete array of communications services offered by bundling Sprint PCS services with other Sprint products, such as long distance and Internet access for homes and businesses.

Sales and Distribution

   Our sales and distribution plan mirrors Sprint PCS' proven multiple channel sales and distribution plan. Key elements of our sales and distribution plan consist of the following:

   Sprint store within a RadioShack store. Sprint has an exclusive arrangement with RadioShack to install a "store within a store," making Sprint PCS the exclusive brand of PCS sold through RadioShack stores where Sprint PCS service is available. RadioShack has 95 stores in our territory which will be available to offer Sprint PCS products and services to our customers once we have launched service in the market where the store is located.

   Other national third-party retail stores. In addition to RadioShack, we benefit from the sales and distribution agreements established by Sprint PCS with other national retailers which currently include Best Buy, Circuit City, Kmart, Staples, Target, Office Max, Office Depot and Ritz Camera. These retailers and others have over 200 additional retail stores in our territory to which we have access. We believe the number of stores will increase over time as Sprint PCS adds national retailers and as these national retailers add stores in our territory.

   Local third-party retail stores. We benefit from the sales and distribution agreements which we enter into with local retailers in our territory. We have entered into sales and distribution agreements with over 50 local stores in our territory and expect the number to increase.

   Sprint PCS stores. We currently own and operate ten Sprint PCS stores in our territory and plan to open an additional six or seven stores as we continue to launch service in additional markets. These stores are located in metropolitan markets within our territory, providing us with a strong local presence and a high degree of visibility. We train our sales representatives to be informed and persuasive advocates for Sprint PCS' services. Following the Sprint PCS model, these stores have been designed to facilitate retail sales, bill collection and customer service.

   National accounts and direct selling. We participate in Sprint PCS' national accounts program. Sprint PCS has a national accounts team which focuses on the corporate headquarters of large companies. Several Fortune 500 companies such as State Farm Insurance, Archer Daniels Midland, Dow Chemical, John Deere and Caterpillar, as well as other large companies, have their headquarters in our territory. In addition, once a Sprint PCS national account manager reaches an agreement with any company headquartered outside of our territory, we service the offices and subscribers of that company located in our territory. Participation in Sprint PCS' national accounts program provides us an opportunity to participate in selling efforts focused on these companies. Our direct sales force will target the employees of these companies in our territory and cultivate other local business customers.

   Inbound telemarketing. Sprint PCS provides inbound telemarketing sales to answer our prospective customers' calls. As the exclusive provider of Sprint PCS products and services in our territory, we use the national Sprint 1-800-480-4PCS number campaigns that generate call-in leads. These leads are then handled by Sprint PCS' inbound telemarketing group and the new subscriber becomes our customer.

   Electronic commerce. Sprint PCS launched an Internet site in December 1998 at www.sprintpcs.com, which contains information on Sprint PCS products and services. A visitor to Sprint PCS' Internet site can order and pay for a handset and select a rate plan. Subscribers visiting the site can review the status of their account, including the number of minutes used in the current billing cycle. Site visitors in our territory who purchase products and services over the Sprint PCS Internet site will be our customers.

CDMA Technology

   The Sprint PCS national network uses digital code division multiple access, or CDMA, as its signal transmission technology. There are two other principal signal transmission technologies: time division multiple access, or TDMA, and global system for mobile communications, or GSM. Major wireless providers who use TDMA technology include AT&T Wireless and Cingular Wireless. Major wireless providers who use GSM technology include BellSouth, VoiceStream Communications, Omnipoint and Aerial. We believe that CDMA provides important system performance benefits such as:

   Greater capacity. We believe, based on studies by CDMA manufacturers, that CDMA systems can provide system capacity that is approximately seven to ten times greater than that of current analog technology and approximately three times greater than TDMA or GSM systems.

   Privacy and security. One of the benefits of CDMA technology is that it combines a constantly changing coding scheme with a low power signal to enhance call security and privacy.

   Soft hand-off. CDMA systems transfer calls throughout the CDMA network using a technique referred to as a soft hand-off, which connects a mobile customer's call with a new base station while maintaining a connection with the base station currently in use. CDMA networks monitor the quality of the transmission received by multiple base stations simultaneously to select a better transmission path and to ensure that the network does not disconnect the call in one cell unless replaced by a stronger signal from another base station. Analog, TDMA and GSM networks use a "hard hand-off" and disconnect the call from the current base station as it connects with a new one without any simultaneous connection to both base stations.

   Simplified frequency planning. Frequency planning is the process used to analyze and test alternative patterns of frequency use within a wireless network to minimize interference and maximize capacity. Unlike TDMA and GSM-based systems, CDMA-based systems can reuse the same subset of allocated frequencies in every cell, substantially reducing the need for costly frequency reuse patterning and constant frequency plan management.

   Longer battery life. Due to their greater efficiency in power consumption, CDMA handsets can provide longer standby time and more talk time availability when used in the digital mode than handsets using alternative digital or analog technologies.

   While CDMA has the inherent benefits discussed above, TDMA networks are generally less expensive when overlaying existing analog systems since the TDMA spectrum usage is more compatible with analog spectrum planning. Multi-vendor equipment has only recently become available for CDMA, while GSM has had the technology available; as a result, GSM is used more widely throughout the world than CDMA and as a result currently offers greater economies of scale for handset and equipment purchases. A standards process is also underway which will allow wireless handsets to support analog, TDMA and GSM technologies in a single unit.

Competition

   We compete in our territory with regional and national cellular, PCS and other wireless providers. Verizon Wireless (formerly AirTouch, GTE Wireless, ALLTEL and Ameritech Cellular) provides cellular service in each of our major markets. Cingular Wireless (formerly SBC/CellularOne) covers much of central Illinois and Nebraska but does not provide service in Peoria, the Quad Cities or in Michigan. Other cellular providers such as US Cellular and CenturyTel have similar limited coverage areas. PCS competitors such as NPI Wireless, Omnipoint, Iowa Wireless, PrimeCo and Amica Wireless operate in certain portions of our territory but none provides the scope of coverage that we offer in these markets. Of the PCS providers, only AT&T Wireless holds licenses to provide service in all of our markets, however it currently does not provide service in any of the markets in our territory. Nextel and Nextel Partners provide service in our Michigan markets and five of our Illinois markets.

   Our ability to compete effectively with these other providers will depend on a number of factors, including the continued success of CDMA technology in providing better call clarity and quality as compared to analog cellular systems, Sprint PCS' competitive pricing with various options suiting individual customer's calling needs, the continued expansion and improvement of the Sprint PCS nationwide network, our extensive direct and indirect sales channels, our centralized Sprint PCS customer care systems, and our selection of handset options.

   Currently, we believe that our most formidable competition is from cellular providers, many of which have been operating in our markets and building their customer bases for a number of years and have greater financial resources and customer bases. Some of our competitors have access to more licensed spectrum than the 10 or 20 MHz licensed to Sprint PCS in certain markets in parts of Illinois. Some of our competitors also have established infrastructures, marketing programs and brand names. In addition, certain competitors may be able to offer coverage in areas not served by our network, or, because of their calling volumes or their affiliations with, or ownership of wireless providers, may be able to offer roaming rates that are lower than those offered by Sprint PCS. PCS operators will likely compete with us in providing some or all of the services available through the Sprint PCS network and may provide services that we do not. Additionally, we expect that existing cellular providers will continue to upgrade their systems to provide digital wireless communication services competitive with Sprint PCS.

   The following table details our primary operational competitors within each of our three primary geographical markets: Illinois and the Iowa Quad Cities markets (total population of approximately 2.8 million), Michigan markets (total population of approximately 2.4 million) and Iowa and Nebraska markets (total population of approximately 1.8 million) and the type of wireless commercial service (cellular, PCS or enhanced specialized mobile radio service, or ESMR), that each of our competitors deploys:

                        COMPETITORS BY GEOGRAPHIC MARKET

                                                                 Cellular/
                                                                   PCS/
                                                    Primary        ESMR
Geographic Market                                 Competitors     Service
Illinois (including Iowa Quad Cities markets)  Verizon Wireless  Cellular
                                               Cingular Wireless Cellular
                                               USCellular        Cellular
                                               Amica Wireless    PCS
                                               Iowa Wireless     PCS
                                               PrimeCo           PCS
                                               Nextel            ESMR

                                             Cellular/
                                               PCS/
                                Primary        ESMR
Geographic Market             Competitors     Service
Michigan markets           Verizon Wireless  Cellular
                           CenturyTel        Cellular
                           NPI Wireless      PCS
                           OmniPoint         PCS
                           Nextel            ESMR
Iowa and Nebraska markets  Verizon Wireless  Cellular
                           Cingular Wireless Cellular
                           USCellular        Cellular
                           Iowa Wireless     PCS

   We also face limited competition from "resellers" which provide wireless service to customers but do not hold FCC licenses or own facilities. Instead, the reseller buys blocks of wireless telephone numbers and capacity from a licensed carrier and resells service through its own distribution network to the public. Thus, a reseller is both a customer of a wireless licensee's services and also a competitor of that and other licensees. The FCC requires all cellular and PCS licensees to permit resale of carrier service to a reseller. Currently, we do not use resellers to market our services.
Although Sprint PCS is required to resell PCS in our markets, currently there is no reseller of Sprint PCS in our markets. Any reseller of Sprint PCS could not use the Sprint PCS service marks in our markets except for the limited purpose of describing their handsets as operational on the Sprint PCS network.

   In addition, we will compete with paging, dispatch and other mobile telecommunications companies in our markets. Potential users of PCS systems may find their communications needs satisfied by other current and developing technologies. One or two-way paging or beeper services that feature voice messaging and data display as well as tone-only service may be adequate for potential customers who do not need immediate two-way voice communications.

   In the future, we expect to face increased competition from entities providing similar services using other communications technologies, including satellite-based telecommunications and wireless cable systems. While few of these technologies and services are currently operational in areas outside our territory, others are being developed or may be developed in the future.

   Over the past several years the FCC has auctioned and will continue to auction large amounts of wireless spectrum that could be used to compete with PCS. Based upon increased competition, we anticipate that market prices for two-way wireless voice and data services generally will decline in the future. We will compete to acquire and retain customers principally on the basis of services and features, the size and location of our territory, network coverage and reliability, customer care and pricing. Our ability to compete successfully will also depend, in part, on our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors.

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

Industry Background

   Wireless communications systems use a variety of radio frequencies to transmit voice and data. Broadly defined, the wireless communications industry includes one-way radio applications, such as paging or beeper services, and two-way radio applications, such as cellular telephone services, PCS and enhanced specialized mobile radio services.

   Since the introduction of commercial cellular service in 1983, the wireless communications industry has experienced dramatic growth. The number of wireless subscribers for cellular, PCS and enhanced specialized mobile radio service has increased from an estimated 203,600 in June 1985 to an estimated 97.0 million as of June 2000, according to the Cellular Telecommunications Industry Association, an international association for the wireless industry. The following chart sets forth statistics for the domestic wireless telephone industry as a whole, as published by the Cellular Telecommunications Industry Association.

                                                Year Ended December 31,
                                       -----------------------------------------
                                        1994   1995   1996   1997   1998   1999
Wireless Industry Statistics(1)
Total service revenues (in billions).  $14.2  $19.1  $23.6  $27.5  $33.1  $40.0
Wireless subscribers at end of period
 (in millions).......................   24.1   33.8   44.0   55.3   69.2   86.0
Subscriber growth....................   50.8%  40.0%  30.4%  25.6%  25.1%  24.3%
Average local monthly bill(2)........  $56.21 $51.00 $47.70 $42.78 $39.43 $41.24

---------------------
(1) Reflects domestic commercial cellular, enhanced specialized mobile radio service and PCS providers.
(2) Does not include revenue from roaming and long distance.

   Paul Kagan Associates, Inc., an independent media and telecommunications research firm, estimates in its publication, Kagan's Wireless Telecom Investor--September 1999, that the number of wireless users will increase to approximately 169.1 million by the end of 2003 and 235.1 million by the end of 2009. This growth is expected to be driven largely by a substantial projected increase in PCS users who are forecast to account for approximately 37.5% of total wireless users in 2003 and 47.9% in 2009, representing a significant increase from approximately 17.6% as of the end of 1999. Paul Kagan Associates, Inc. projects that total wireless industry penetration, defined as the number of wireless subscribers nationwide divided by total United States population, will grow from an estimated 31.1% in 1999 to 77.6% in 2009.

   We believe that a significant portion of the predicted growth in the consumer market for wireless telecommunications will result from:

  . anticipated declines in costs of service;

  . increased product offerings; and

  . increased awareness of the productivity, convenience and privacy benefits associated with the services offered by PCS providers.

   We also believe that the rapid growth in the use of notebook computers and personal digital assistants, combined with emerging software applications for wireless delivery of electronic mail, fax and database searching, will contribute to the growing demand for wireless services.

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Intellectual Property

   "Sprint," the Sprint diamond design logo, "Sprint PCS," "Sprint Personal Communications Services," "The Clear Alternative to Cellular" and "Experience the Clear Alternative to Cellular Today" are service marks registered with the United States Patent and Trademark Office. These service marks are owned by Sprint. Pursuant to the Sprint PCS agreements we have the right to use royalty-free these service marks and certain other service marks of Sprint in connection with marketing, offering and providing licensed services to end-users and resellers, solely within our territory.

   Sprint PCS has agreed not to grant to any other person a right or license to provide or resell, or act as agent for any person offering, licensed services under these service marks within our territory except as to Sprint PCS' marketing to national accounts and the limited right of resellers of Sprint PCS to inform their customers of handset operation on the Sprint PCS network. In all other instances, Sprint PCS reserves for itself and its affiliates the right to use the licensed marks in providing its services, subject to its exclusivity obligations described above, whether within or without our territory.

   The Sprint PCS agreements contain numerous restrictions with respect to the use and modification of any of the Sprint service marks. See "The Sprint PCS Agreements--The Trademark and Service Mark License Agreements."

   This prospectus includes product names, trade names and trademarks of other companies. We do not have any rights with respect to these product names, trade names and trademarks.

Employees

   As of November 30, 2000, we employed 141 full-time employees. None of our employees is represented by a labor union. We believe that our relations with our employees are good.

Properties

   We lease our principal executive offices at 1900 East Golf Road, Suite 900, Schaumburg, Illinois 60173 as well as administrative office space at 121 West First Street, Suite 200, Geneseo, Illinois 61254. We also lease space in 19 locations in our territory, primarily for our Sprint PCS stores, project offices and switching centers. As of September 30, 2000, we leased space on 184 towers and owned 80 towers. We believe our leased property is in good operating condition and is currently suitable and adequate for our business operations.

Legal Proceedings

   We are not aware of any pending legal proceedings against us which, individually or in the aggregate, are likely, in the opinion of management, to have a material adverse effect on our financial condition or results of operations.

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                           THE SPRINT PCS AGREEMENTS

   The following is a summary of the material terms and provisions of the Sprint PCS agreements and the consent and agreement modifying the Sprint PCS management agreement. We have filed the Sprint PCS agreements and will file a consent and agreement as exhibits to the registration statement of which this prospectus is a part and urge you to review them carefully.

Overview of Sprint PCS Relationship and Agreements

   Under the Sprint PCS agreements, we will exclusively market PCS services under the Sprint and Sprint PCS brand names in our territory. The Sprint PCS agreements require us to interface with the Sprint PCS wireless network by building our network to operate on the 10 to 30 MHz of PCS frequencies licensed to Sprint PCS in the 1900 MHz range. The Sprint PCS agreements also give us access to Sprint PCS' equipment discounts, roaming revenue from Sprint PCS customers traveling into our territory, and various other back office services. The Sprint PCS agreements provide strategic advantages, including avoiding the need to fund up-front spectrum acquisition costs and the costs of establishing billing and other customer services infrastructure. The Sprint PCS agreements have initial terms of 20 years with three 10-year renewals which will lengthen the contracts to a total term of 50 years. The Sprint PCS agreements will automatically renew for each additional 10-year term unless we or Sprint PCS provide the other with two years' prior written notice to terminate the Sprint PCS agreements.

   We have four major agreements with Sprint and Sprint PCS, collectively, the "Sprint PCS agreements":

  . the management agreement;

  . the services agreement;

  . the trademark and service mark license agreement with Sprint; and

  . the trademark and service mark license agreement with Sprint PCS.

   In addition, Sprint PCS has entered into a consent and agreement that modifies our management agreement for the benefit of the lenders under our senior secured credit facility and any refinancing.

The Management Agreement

   Under our management agreement with Sprint PCS, we have agreed to:

  . construct and manage a network in our territory in compliance with Sprint
    PCS' PCS licenses and the terms of the management agreement;

  . distribute, during the term of the management agreement, Sprint PCS products and services;

  . use Sprint PCS' and our own distribution channels in our territory;

  . conduct advertising and promotion activities in our territory; and

  . manage that portion of Sprint PCS' customer base assigned to our territory.

   Sprint PCS will monitor our network operations and has the right to unconditional access to our network.

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   Exclusivity. We are designated as the only person or entity that can manage or operate a PCS network for Sprint PCS in our territory. Sprint PCS is prohibited from owning, operating, building or managing another wireless mobility communications network in our territory while our management agreement is in place and no event has occurred that would permit the agreement to terminate. Sprint PCS is permitted under our agreement to make national sales to companies in our territory, and as required by the FCC, to permit resale of the Sprint PCS products and services in our territory.

   Network build-out. The management agreement specifies the terms of the Sprint PCS affiliation, including the required network build-out plan. We have agreed to cover a specified percentage of the population at coverage levels ranging from 42% to 88% within each of the 15 markets which make up our initial territory by specified dates beginning December 1999 and ending December 2002. The aggregate coverage requirement is 73% of the population in our initial territory of 2.8 million residents by December 2002. For our 20 additional markets containing 4.2 million residents in the states of Michigan, Iowa and Nebraska which we acquired in March 2000, we are required to meet a build-out schedule of cities and traffic arteries by certain dates beginning July 2001 and ending December 2004. For more information on the build-out schedule, see "Business--Markets." We have agreed to operate our network, if technically feasible and commercially reasonable, to provide for a seamless handoff of a call initiated in our territory to a neighboring Sprint PCS network.

   Set forth below is a table showing the required build-out dates under the management agreement for markets we have not launched as of December 31, 2000. Certain markets have multiple launch dates below because portions are required to be launched at various dates.

PHASE I MARKETS JULY 1, 2001
                   PHASE II/III MARKETS OCTOBER 1, 2001
                                         PHASE IV MARKETS DECEMBER 1, 2001
                                                             PHASE V MARKETS
                                                             DECEMBER 31, 2004

Lansing(1)         Traverse City         Norfolk             Mason City
Battle Creek(1)    Mount Pleasant        Omaha(1)            Fort Dodge
                   Waterloo-Cedar Falls  Des Moines(1)       Des Moines(1)
                   Dubuque               Mason City          Lincoln(1)
                   Burlington            Fort Dodge          Grand Island-
                   Ottumwa               Cedar Rapids(2)     Kearney
                   Des Moines(1)         Iowa City(2)        Hastings
                   Marshalltown

(1) Partial BTA
(2) Applicable only upon the closing of our purchase of assets related to those markets.

   At any time after January 22, 2001, Sprint PCS can decide to expand the coverage requirements of our territory by providing us with written notice as long as the expanded coverage requirements are for proposed areas in which a tower would cover at least 10,000 residents. We have 90 days after receiving notice from Sprint PCS to determine whether we will build out the proposed area. If we fail to build out the proposed area, we may be in breach of the Sprint PCS agreements and Sprint will have the right to terminate the Sprint PCS agreements and to purchase all of our operating assets at 80% of the entire business value. As of January 22, 1999, Sprint PCS has identified nine cities in our territory that meet the expanded coverage requirements criteria. However, Sprint PCS cannot require us to build out these cities until after December 31, 2002.

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   Products and services. The management agreement identifies the products and services that we can offer in our territory. These services include, but are not limited to, Sprint PCS consumer and business products and services available as of the date of the agreement, or as modified by Sprint PCS. We are allowed to sell wireless products and services that are not Sprint PCS products and services if those additional products and services do not otherwise violate the terms of the agreement, cause distribution channel conflicts, materially impede the development of the Sprint PCS network or, in Sprint PCS' sole determination, cause consumer confusion with Sprint PCS' products and services. We may cross-sell services such as Internet access, customer premises equipment, and prepaid phone cards with Sprint, Sprint PCS and other Sprint PCS affiliates. If we decide to use third parties to provide these services, we must give Sprint PCS an opportunity to provide the services on the same terms and conditions. We cannot offer wireless local loop services specifically designed for the competitive local exchange market in areas where Sprint owns the local exchange carrier unless we name the Sprint owned local exchange carrier as the exclusive distributor or Sprint PCS approves the terms and conditions. However, there are no markets in our territory where Sprint is the local telephone company.

   National sales programs. We will participate in the Sprint PCS sales programs for national sales to customers, and will pay the expenses and receive the compensation from national accounts located in our territory. We must use Sprint's long distance service which we can buy at the same prices offered to Sprint PCS.

   Service pricing, roaming and fees. We must offer Sprint PCS subscriber pricing plans designated for regional or national offerings, including Sprint PCS' Free and Clear plans. We are permitted to establish our own local price plans for Sprint PCS' products and services offered only in our territory, subject to the terms of the agreement, consistency with Sprint PCS' regional and national pricing plans, regulatory requirements and Sprint PCS' approval. We are entitled to receive from Sprint PCS an amount equal to 92% of collected revenues which relate to our customers' use of our network and to revenues from non-Sprint PCS subscribers roaming onto our network. We are entitled to receive 100% of roaming revenues (except for taxes) which relate to our customers' usage of the Sprint PCS network outside of our territory, our customers' usage of a non-Sprint PCS network, and the usage of our network by Sprint PCS subscribers. We are also entitled to receive 100% of the proceeds from the sales of handsets and accessories and proceeds from sales not in the ordinary course of business. Although many Sprint PCS subscribers will purchase a bundled pricing plan that allows roaming anywhere on the Sprint PCS' and affiliates' network without incremental roaming charges, we will earn roaming revenues from every minute based on an established per-minute rate for Sprint PCS' or its affiliates' subscribers roaming in our territory. Similarly, we will pay for every minute our subscribers use the Sprint PCS nationwide network outside our territory. The analog roaming rates applicable to use by our customers of third-party providers' networks are set under Sprint PCS' third-party roaming agreements.

   Advertising and promotions. Sprint PCS is responsible for all national advertising and promotion of the Sprint PCS products and services. We are responsible for advertising and promotion in our territory, including the pro rata cost of any promotion or advertising done by any third-party retailers in our territory pursuant to a national cooperative advertising agreement with Sprint. Sprint PCS' service area includes the urban markets around our territory. Sprint PCS will pay for advertising in

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these markets. Given the proximity of these markets to ours, we expect considerable spill-over from Sprint PCS' advertising in surrounding urban markets.

   Program requirements. We comply with Sprint PCS' program requirements for technical standards, customer service standards, national and regional distribution and national accounts programs. Sprint PCS can adjust the program requirements from time to time. Sprint PCS program requirements with respect to such standards as dropped calls, blocked calls, origination failures, interference and switch maintenance applicable to us are not more stringent than the requirements applicable to Sprint PCS as to the portions of the network it owns and operates and to other Sprint PCS affiliates with respect to the portion of the Sprint PCS network which they own and operate. We do not believe that the program requirements applicable to us under the Sprint PCS agreements are more restrictive than what Sprint PCS experiences or that experienced by the wireless industry in general. Moreover, we do not believe that standards for customer service, should we elect not to acquire such services from Sprint PCS, would be substantially restrictive nor is participation in the national accounts program burdensome. We have the right to appeal to Sprint PCS' management adjustments which could cause an unreasonable increase in cost to us if the adjustment:

  . causes us to incur a cost exceeding 5% of the sum of our equity plus our outstanding long-term debt, or

  . causes our operating expenses to increase by more than 10% on a net present value basis.

If Sprint PCS denies our appeal, we must then comply with the program adjustment, or Sprint PCS has the right to exercise the termination rights described below.

   Non-competition. We may not offer Sprint PCS products and services outside our territory without the prior written approval of Sprint PCS. Within our territory we may offer, market or promote telecommunications products and services only under the Sprint PCS brands, our own brand, brands of related parties of ours or other products and services approved under the management agreement, except that no brand of a significant competitor of Sprint PCS or its related parties may be used for those products and services. To the extent we have or obtain licenses to provide PCS services outside our territory, we may not use the spectrum to offer Sprint PCS products and services without prior written consent from Sprint PCS.

   Inability to use non-Sprint PCS brand. We may not market, promote, advertise, distribute, lease or sell any of the Sprint PCS products and services on a non-branded, "private label" basis or under any brand, trademark or trade name other than the Sprint PCS brand, except for sales to resellers or as otherwise permitted under the trademark and service mark license agreements.

   Rights of first refusal. Sprint PCS has a right of first refusal to buy our assets upon a proposed sale of all or substantially all of our assets.

   Termination of management agreement. The management agreement can be terminated as a result of:

  . termination of Sprint PCS' PCS licenses;

  . an uncured breach under the management agreement;

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  . bankruptcy of a party to the management agreement;

  . the management agreement not complying with any applicable law in any material respect;

  . the termination of either of the trademark and service mark license agreements; or

  . our failure to obtain the financing necessary for the build-out of our network and for our working capital needs.

   The termination or non-renewal of the management agreement triggers certain of our rights and those of Sprint PCS. The right of either party to require the other to purchase or sell the operating assets, as discussed below, may not be exercised, in the case of Sprint PCS, until January 21, 2002.

   If we have the right to terminate the management agreement because of an event of termination caused by a Sprint PCS breach under the management agreement, we may generally:

  . require Sprint PCS to purchase all of our operating assets used in connection with our network for an amount equal to at least 80% of our entire business value as defined below;

  . if Sprint PCS is the licensee for 20MHz or more of the spectrum on the date the management agreement was executed, require Sprint PCS to sell to us, subject to governmental approval, up to 10MHz of licensed spectrum for an amount equal to the greater of:

     . the original cost to Sprint PCS of the license plus any microwave relocation costs paid by Sprint PCS or

     . 9% of our entire business value; or

  . sue Sprint PCS for damages or submit the matter to arbitration and thereby not terminate the management agreement.

   If Sprint PCS has the right to terminate the management agreement because of an event of termination caused by us, Sprint PCS may generally:

  . require us to sell our operating assets to Sprint PCS for an amount equal to 72% of our entire business value;

  . require us to purchase, subject to governmental approval, up to 10MHz of licensed spectrum for an amount equal to the greater of:

    . the original cost to Sprint PCS of the license plus any microwave relocation costs paid by Sprint; or

    . 10% of our entire business value;

  . take any action as Sprint PCS deems necessary to cure our breach of the management agreement, including assuming responsibility for and operating our network; or

  . sue us for damages or submit the matter to arbitration and thereby not terminate the management agreement.

   Non-renewal. If Sprint PCS gives us timely notice that it does not intend to renew the management agreement, we may:

  . require Sprint PCS to purchase all of our operating assets used in connection with our network for an amount equal to 80% of our entire business value; or

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  . if Sprint PCS is the licensee for 20MHz or more of the spectrum on the date the management agreement was executed, require Sprint PCS to sell to us, subject to governmental approval, up to 10MHz of licensed spectrum for an amount equal to the greater of:

    . the original cost to Sprint PCS of the license plus any microwave relocation costs paid by Sprint PCS; or

    . 10% of our entire business value.

   If we give Sprint PCS timely notice of non-renewal, or we both give notice of non-renewal, or the management agreement can be terminated for failure to comply with legal requirements or regulatory considerations, Sprint PCS may:

  . purchase all of our operating assets for an amount equal to 80% of our entire business value; or

  . require us to purchase, subject to governmental approval, the licensed spectrum for an amount equal to the greater of:

    . the original cost to Sprint PCS of the license plus any microwave relocation costs paid by Sprint PCS; or

    . 10% of our entire business value.

   Determination of Entire Business Value. If the entire business value is to be determined, we and Sprint PCS will each select one independent appraiser and the two appraisers will select a third appraiser. The three appraisers will determine the entire business value based on the fair market value on a going concern basis using the following guidelines:

  . the entire business value is based on the price a willing buyer would pay a willing seller for the entire on-going business;

  . then-current customary means of valuing a wireless telecommunications business will be used;

  . the business is conducted under the Sprint and Sprint PCS brands and the Sprint PCS agreements;

  . that we own the spectrum and frequencies presently owned by Sprint PCS that we use subject to the Sprint PCS agreements; and

  . the valuation will not include any value for businesses not directly related to the Sprint PCS products and services, and such businesses will not be included in the sale.

   The rights and remedies of Sprint PCS outlined in the management agreement resulting from an event of termination of the management agreement have been materially amended by the consent and agreement for the benefit of the holder of the Nortel financing as discussed below. For more information on the Nortel financing, see "Description of Our Indebtedness."

   Insurance. We are required to obtain and maintain workers' compensation insurance, commercial general liability insurance, business automobile insurance, umbrella excess liability insurance and "all risk" property insurance with financially reputable insurers who are licensed to do business in all jurisdictions where any work is performed under the management agreement and who are reasonably acceptable to Sprint PCS.

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

   Indemnification. We have agreed to indemnify Sprint PCS and its directors, employees and agents, and related parties of Sprint PCS and their directors, employees and agents against any and all claims against any of the foregoing arising from our violation of any law, a breach by us of any representation, warranty or covenant contained in the management agreement or any other agreement between us and Sprint PCS, our ownership of the operating assets or the actions or the failure to act of anyone who is employed or hired by us in the performance of any work under this agreement, except we will not indemnify Sprint PCS for any claims arising solely from the negligence or willful misconduct of Sprint PCS. Sprint PCS has agreed to indemnify us and our directors, employees and agents against all claims against any of the foregoing arising from Sprint PCS' violation of any law and from Sprint PCS' breach of any representation, warranty or covenant contained in this agreement or any other agreement between Sprint PCS and us, except Sprint PCS will not indemnify us for any claims arising solely from our negligence or willful misconduct.

The Services Agreement

   The services agreement outlines various back office services provided by Sprint PCS and available to us at established rates. Sprint PCS can change any or all of the service rates one time in each 12 month period. Some of the available services include: billing, customer care, activation, credit checks, maintenance of a customer database for call billing, voice mail, prepaid services, directory assistance, operator services, roaming fees, roaming clearinghouse fees, interconnect fees and inter-service area fees. Sprint PCS offers three packages of available services. Each package identifies which services must be purchased from Sprint PCS and which may be purchased from a vendor or provided in-house. Essentially, services such as billing, activation and customer care must either all be purchased from Sprint PCS or we may provide those services ourselves. We have chosen to initially buy these services from Sprint PCS but may develop an independent capability with respect to these services over time. Sprint PCS may contract with third parties to provide expertise and services identical or similar to those to be made available or provided to us. We have agreed not to use the services received under the services agreement in connection with any other business or outside our territory. We may discontinue use of any service upon three months' prior written notice. Sprint PCS may discontinue a service provided that Sprint PCS provides us with nine months' prior notice.

   We have agreed with Sprint PCS to indemnify each other as well as officers, directors, employees and certain other related parties and their officers, directors and employees for violations of law or the services agreement except for any liabilities resulting from the indemnitee's negligence or willful misconduct. The services agreement also provides that no party to the agreement will be liable to the other party for special, indirect, incidental, exemplary, consequential or punitive damages, or loss of profits arising from the relationship of the parties or the conduct of business under, or breach of, the services agreement except as may otherwise be required by the indemnification provisions. The services agreement automatically terminates upon termination of the management agreement and neither party may terminate the services agreement for any reason other than the termination of the management agreement.

The Trademark and Service Mark License Agreements

   We have non-transferable, royalty-free licenses to use the Sprint and Sprint PCS brand names and "diamond" symbol, and several other U.S. trademarks and service marks such as "The Clear

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Alternative to Cellular" and "Clear Across the Nation" on Sprint PCS products and services. We believe that the Sprint and Sprint PCS brand names and symbols enjoy a very high degree of awareness, providing us an immediate benefit in the market place. Our use of the licensed marks is subject to our adherence to quality standards determined by Sprint and Sprint PCS and use of the licensed marks in a manner which would not reflect adversely on the image of quality symbolized by the licensed marks. We have agreed to promptly notify Sprint and Sprint PCS of any infringement of any of the licensed marks within our territory of which we become aware and to provide assistance to Sprint and Sprint PCS in connection with Sprint's and Sprint PCS' enforcement of their respective rights. We have agreed with Sprint and Sprint PCS to indemnify each other for losses incurred in connection with a material breach of the trademark license agreements. In addition, we have agreed to indemnify Sprint and Sprint PCS from any loss suffered by reason of our use of the licensed marks or marketing, promotion, advertisement, distribution, lease or sale of any Sprint or Sprint PCS products and services other than losses arising solely out of our use of the licensed marks in compliance with certain guidelines.

   Sprint and Sprint PCS can terminate the trademark and service mark license agreements if we file for bankruptcy, materially breach the agreement or our management agreement is terminated. We can terminate the trademark and service mark license agreements upon Sprint's or Sprint PCS' abandonment of the licensed marks or if Sprint or Sprint PCS files for bankruptcy, or the management agreement is terminated.

Consent and Agreement for the Benefit of the Holders of the Senior Secured Credit Facility

   Sprint PCS has entered into a consent and agreement for the benefit of the holders of the indebtedness under the senior secured credit facility which we refer to as the Senior Secured Consent, which has been acknowledged by us, and modifies Sprint PCS' rights and remedies under our management agreement, for the benefit of the existing and future holders of indebtedness under our senior secured credit facility and any refinancing thereof.

   The Senior Secured Consent provides for the following:

  . Sprint PCS' consent to the pledge of substantially all of our assets, including our rights in the Sprint PCS agreements;

  . that the Sprint PCS' agreements may not be terminated by Sprint PCS until our senior secured credit facility is satisfied in full pursuant to the terms of the Senior Secured Consent, unless our subsidiaries or assets are sold to a purchaser who does not continue to operate the business as a Sprint PCS network, which sale requires the approval of the administrative agent (Toronto Dominion (Texas), Inc. is the initial administrative agent as discussed in more detail in "Description of Our Indebtedness--The Senior Secured Credit Facility");

  . for Sprint PCS to maintain 10MHz of PCS spectrum in all of our markets until our senior secured facility is satisfied or our operating assets are sold after our default under our senior secured credit facility;

  . for redirection of payments due to us under the management agreement from Sprint PCS to the administrative agent during the continuation of our default under our senior secured credit facility;

  . for Sprint PCS and the administrative agent to provide to each other notices of default by us under the Sprint PCS management agreement and senior secured credit facility, respectively;

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  . the ability to appoint interim replacements, including Sprint PCS or a designee of the administrative agent, to operate our portion of the Sprint PCS network under the Sprint PCS agreements after an acceleration of our senior secured credit facility or an event of termination under the Sprint PCS agreements;

  . subject to certain requirements and limitations, the ability of the administrative agent or Sprint PCS to assign the Sprint PCS agreements and sell our assets or the equity interests of our operating subsidiaries to a qualified purchaser that is not a major competitor of Sprint PCS or Sprint, free of the restrictions on assignment and change of control in the management agreement, if our senior secured credit facility has been accelerated after our default; and

  . subject to certain requirements and limitations, that if Sprint PCS enters consent and agreement documents with similarly situated lenders that have provisions that are more favorable to the lender, Sprint PCS will give the administrative agent written notice of the amendments and will amend the Senior Secured Consent in the same manner at the administrative agent's request.

Sprint PCS' Right to Purchase on Acceleration of Amounts Outstanding under our Senior Secured Credit Facility

   Subject to the requirements of applicable law, so long as our senior secured credit facility remains outstanding, Sprint PCS has the right to purchase our operating assets or the equity interests of our operating subsidiaries, upon its receipt of notice of an acceleration of our senior secured credit facility, under the following terms:

  . Sprint PCS elects to make such a purchase within 60 days of the acceleration notice or the filing of a bankruptcy petition, whichever is earlier;

  . the purchase price is the greater of an amount equal to 72% of our entire business value or the amount we owe under our senior secured credit facility;

  . if Sprint PCS has given notice of its intention to exercise the purchase right, then the administrative agent is prohibited from enforcing its security interest for a period or 120 days after the acceleration or until Sprint PCS rescinds its intention to purchase, whichever is earlier; and

  . if we receive a written offer that is acceptable to us to purchase our operating assets or the equity interests of our operating subsidiaries after the acceleration, then Sprint PCS has the right to purchase our operating assets or the equity interests of our operating subsidiaries on terms at least as favorable to us as the offer we receive. Sprint PCS must agree to purchase the operating assets or the equity interests of our operating subsidiaries within 14 business days of its receipt of the offer, on acceptable conditions, and in an amount of time acceptable to us.

Sale of Operating Assets or the Interests of Our Operating Subsidiary to Third Parties

   If Sprint PCS does not purchase our operating assets or the equity interests of our operating subsidiaries after an acceleration of the obligations under our senior secured credit facility, then the administrative agent may sell the operating assets or equity interests. Subject to the requirements of

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applicable law (including the law relating to foreclosures of security interests), the administrative agent has two options:

  . to sell the assets or equity interests to an entity that satisfies the following requirements to be our successor under the Sprint PCS agreements:

    . the entity must not have materially breached any material agreement with Sprint;

    . the entity cannot be one of the competitors named in the Senior
      Secured Consent;

    . the entity must have the financial ability to perform the Sprint PCS agreements; and

    . the entity must agree to be bound by the terms of the Sprint PCS agreements; or

  . to sell the assets or equity interests to any third-party provided:

    . Sprint PCS may terminate the Sprint PCS agreements;

    . such third-party may purchase Spectrum from Sprint PCS; and

    . the purchase agreement transferring the assets or equity interests is consistent with the terms of the Senior Secured Consent.

Option Territory

   As part of the expansion of our territory, we have been granted the option, but do not have the obligation, to add to our territory the Iowa City and Cedar Rapids, Iowa markets that have already been launched by Sprint PCS and to purchase from Sprint PCS related assets and subscriber accounts in those markets. These markets have a total population of approximately 405,000 and had over 11,000 Sprint PCS subscribers as of September 30, 2000. Our option expires on January 31, 2001. The purchase of these assets is a condition to adding those markets to our territory, and would be payable within 90 days of the date we exercise the option. The purchase price of $28.8 million in January, 2001 is subject to adjustment such that it will not be less than:

  . $19,945,600, plus

  . an amount equal to the number of Sprint PCS subscribers in the two additional markets at the time the option is exercised, multiplied by $700.

On January 10, 2001 we exercised this option. The closing is subject to our due diligence and the receipt of various consents. There is no assurance we will close the purchase of the assets. Subject to the closing, we are the manager of all Sprint PCS subscribers in these markets upon the closing of the asset purchase.

                        DESCRIPTION OF OUR INDEBTEDNESS

The Senior Secured Credit Facility

 General

   Our wholly owned subsidiary, iPCS Wireless, Inc. entered into a definitive amended and restated credit agreement with Toronto Dominion (Texas), Inc. and GE Capital Corporation for a $140.0 million senior secured credit facility. This facility constitutes senior debt secured by a first priority security interest in substantially all of our assets. The senior secured credit agreement provides that we and all of our current and future subsidiaries guarantee this senior secured credit facility.

 Amount and Purpose of Loans

   The senior secured credit agreement provides for two different tranches of borrowings totaling $140.0 million. The Tranche A commitment provides for borrowings up to $90.0 million and the Tranche B commitment provides for borrowings up to $50.0 million. This facility will be used to finance capital expenditures, certain acquisitions and investments for working capital needs and other general corporate purposes. See "Business--Nortel Equipment Agreement."

   The amounts that can be borrowed will be further limited to a borrowing base. The borrowing base is defined as 100% of the gross book value of all property, plant and equipment owned by iPCS Wireless, Inc. and its subsidiaries equipment used in our network. We will have the option to reduce the amount of any of the commitments, and to avoid the periodic fee charged on those unborrowed amounts. Any reduction must be at least $3.0 million. Any such reduction cannot be reinstated. Tranche A permits reborrowings on a revolving basis but amounts repaid under Tranche B may not be reborrowed.

 Commitment Termination

   The Tranche A commitment is scheduled to terminate on June 30, 2008;

   The Tranche A commitment may also terminate:

  . if we voluntarily terminate such commitment; and

  . if the administrative agent terminates the Tranche A commitment due to the occurrence of an event of default under the senior secured credit agreement.

   The Tranche B commitment is reduced by undrawn amounts on June 30, 2001. The undrawn portion of the Tranche B commitment may also terminate:

  . if we voluntarily terminate such commitment; and

  . if the administrative agent terminates the Tranche B commitment due to the occurrence of an event of default under the credit agreement.

 Syndication

   TD Securities (USA) Inc. and GE Capital Corporation are permitted to syndicate the loan to other lenders.

 Loans and Interest Options

   We have multiple interest rate options available under the senior secured credit agreement:
  . from the date of the closing of the senior secured credit agreement through and including the date on which EBITDA is greater than zero for two consecutive fiscal quarters, we may borrow money as either:
    . a base rate loan with an interest rate equal to 2.75% plus the higher of
      . the prime or base rate of the Toronto-Dominion Bank, New York
        Branch; or
      . the federal funds effective rate plus 0.5%; or . a Eurodollar loan with an interest rate equal to the London interbank offered rate, plus 3.75%;

   and after the date on which EBITDA is greater than zero for two consecutive fiscal quarters, the margin for base rate loans and Eurodollar loans will be determined based upon the leverage ratio as of the end of the fiscal quarter most recently ended.

  . we may convert a base rate loan to a Eurodollar loan if we meet specific conditions, or a Eurodollar loan to a base rate loan, from time to time;

  . we pay accrued interest either on the last day of each quarter for base rate loans, the last day of the interest period for Eurodollar loans or, in the case of an interest period greater than three months, at three month intervals after the first day of such interest period;

  . we pay interest due upon any prepayment or conversion from one interest type to another; and

  . we pay all outstanding interest on the maturity date.

   Accordingly, if we were to have borrowed money on September 30, 2000 under the senior secured credit facility, the interest rate on such borrowed funds would have been 10.37%. After the date on which EBITDA is greater than zero for two consecutive fiscal quarters, the base rate margin will range from 2.750% to 2.250% and the Eurodollar loan margin will range from 3.750% to 3.250%, depending upon our leverage ratio as of the most recently ended fiscal quarter.

 Payment of Principal

   Scheduled Payments. Commencing March 31, 2004, we must begin to repay, in quarterly installments, the principal on all Tranche B borrowings outstanding as of March 30, 2004. A fixed percentage is due each quarter:

  . for the first four quarters, commencing with the fiscal quarter ended
    March 31, 2004, 2.50% of the principal balance of the loan is due per quarter;

  . for quarters five through eight, 3.75% per quarter;

  . for quarters nine through sixteen, 6.25% per quarter; and

  . for the last two quarters, 12.5% per quarter.

Any principal that has not been paid by June 30, 2008, the maturity date, is due at that time.

   Commencing March 31, 2004, and on the last day of each calendar quarter ending during the periods set forth below, the Tranche A commitment as of March 30, 2004 shall be automatically and permanently reduced by the percentage amount set forth below for the quarters indicated:

  . for the four quarters commencing with the fiscal quarter ending March 31, 2004, 2.50% per quarter;

  . for quarters five through eight, 3.75% per quarter; and

  . for quarters nine through sixteen, 6.25% per quarter.

  . for the last two quarters, 12.5% per quarter.

   Optional Prepayments. We may voluntarily prepay any of the loans at any time. Tranche A permits reborrowing on a revolving basis but amounts repaid under Tranche B may not be reborrowed.

   Mandatory Prepayments. We will also make mandatory prepayments under certain circumstances, including among others:

  . 50% of our excess annualized cash flow as computed under the senior secured credit agreement, commencing on April 30, 2004 with respect to the fiscal year ended December 31, 2003;

  . any amount in excess of $1.0 million per calendar year received as net proceeds of asset sales outside the ordinary course of business or insurance proceeds, to the extent not reinvested in property or assets;

  . 50% of the net proceeds of any equity issuance by us or any subsidiary excluding the committed issuance of the convertible preferred stock or an initial public offering and any offering to a borrower or a guarantor party to the senior secured financing; and 100% of the net proceeds of a debt issuance by us or any subsidiary excluding permitted debt.

   All prepayments described above are applied to the outstanding loan balances pro rata between Tranche A and Tranche B and pro rata across maturities.

 Collateral

   Our senior secured credit facility is secured by:

  . a perfected first priority lien on substantially all of our current and future assets, and the assets and stock of future subsidiaries;

  . a collateral assignment of our affiliation agreements with Sprint PCS and all our other material contracts; and

  . guarantees from all our future direct or indirect subsidiaries.

   We are obligated to grant to the administrative agent a first lien mortgage on any material real property we acquire.

 Conditions

   We must meet certain conditions at the dates we obtain any borrowings including:

  . that there has been no default that is continuing;

  . a reaffirmation of representations; and

  . that there has not been a material adverse effect, as defined in the senior secured credit agreement.

 Negative Covenants

   Other Debt. Other than purchase money debt not to exceed $10.0 million in principal, iPCS Wireless, Inc. has agreed not to, nor to permit any of its subsidiaries to, incur additional indebtedness.

   Organizational Issues and Capital Stock. We have agreed, with an exception for mergers of subsidiaries of iPCS Wireless, Inc. into iPCS Wireless, Inc. or its wholly owned subsidiaries, not to:

  . become a party to a merger or a consolidation;

  . wind-up, dissolve or liquidate; or

  . acquire all or a material or substantial part of the business or properties of another person except for acquisitions from Sprint PCS which are currently permitted under the Sprint PCS agreements.

   Restricted Payments. iPCS Wireless, Inc. has agreed not to, nor to permit any of its subsidiaries to, make any "restricted payments." Restricted payments include the following:

  . dividends or distributions on account of shares of capital stock, except a dividend payable solely in shares of stock;

  . any redemption, conversion, exchange, retirement, sinking fund, or other similar purchase of shares of capital stock;

  . any payment or prepayment of principal, premium, if any, or interest on, any subordinated debt;

  . any redemption, conversion, exchange, purchase, retirement or defeasance of, or payments with respect to, any subordinated debt; and

  . any payment made to retire any outstanding warrants, options or other rights to acquire capital stock.

   The foregoing restriction will not prevent iPCS Wireless, Inc. from making dividends to us to service scheduled cash interest payments on the senior discount notes and to pay liquidated damages, up to a maximum of $500,000, upon the occurrence of registration defaults under the registration rights agreements applicable to the senior discount notes and accompanying warrants provided no event of default or event which, with the passage of time or the giving of notice or both, would constitute an event of default under the senior secured credit facility exists at the time of any such dividend or would result from any such dividend. iPCS Wireless, Inc. may make payments under subordinated guarantees consistent with the applicable subordination provisions.

   Modification of Agreements. We have agreed that, with limited exceptions, we will not consent to or implement any termination, amendment, modification, supplement or waiver of:

  . our affiliation agreements with Sprint PCS;

  . our business plan;

  . any senior notes indenture or the senior discount notes; or

  . any material contract.

   Other Negative Covenants. We and the operating subsidiaries have agreed not to:

  . dispose of property;

  . enter into sale/leaseback transactions;

  . engage in any line of business other than operation of our network, and related ownership and financing activities;

  . conduct any activity on real property that would violate environmental laws;

  . pay management fees other than to Sprint PCS and fees payable by iPCS
    Wireless, Inc. to us and fees paid by iPCS Equipment, Inc. to iPCS Wireless, Inc.;

  . take certain actions that would violate ERISA;

  . prepay fees owed to Sprint PCS;

  . grant liens on assets;

  . make investments, loans or advances;

  . prepay other debt, other than in connection with certain refinancings and the prepayment of any senior notes;

  . permit subsidiaries to enter into dividend restrictions;

  . enter into negative pledge or similar arrangements; or

  . modify charter documents.

 Financial and Operating Covenants

   We are subject to financial and operating covenants which are set forth below according to whether they are applicable prior to June 30, 2003 or thereafter including:

  Applicable until June 29, 2003:

  . a maximum ratio of total debt to total capitalization at our level;

  . a maximum ratio of senior debt to total capitalization of iPCS Wireless, Inc. and its subsidiaries;

  . minimum annualized EBITDA for iPCS Wireless, Inc. and its subsidiaries for each quarter or maximum annualized EBITDA losses;

  . maximum cumulative capital expenditures for iPCS Wireless, Inc. and its subsidiaries not to exceed a specified amount;

  . minimum quarterly revenue for iPCS Wireless, Inc. and its subsidiaries;
    and

  . minimum number of subscribers.

  Applicable as of and after June 30, 2003:

  . a maximum ratio of total debt to annualized earnings before interest, taxes, depreciation and amortization, referred to as EBITDA, for iPCS Wireless, Inc. and its subsidiaries for each quarter;

  . minimum quarterly interest coverage rates for iPCS Wireless, Inc. and its subsidiaries which is the ratio of EBITDA to consolidated interest expense;

  . minimum quarterly fixed charge coverage ratio for iPCS Wireless, Inc. and its subsidiaries, which is the ratio of EBITDA to consolidated fixed charges;

  . minimum ratio of senior funded indebtedness to annualized EBITDA for iPCS
    Wireless, Inc. and its subsidiaries; and

  . maximum ratio of annualized EBITDA to all principal payments and interest scheduled to be made on indebtedness during the next twelve month period.


   As of September 30, 2000, we were in compliance with the covenants in effect as of such date under the senior secured credit facility and the indenture governing the senior discount notes.

 Events of Default

   In addition to failing to perform, observe or comply with the covenants, agreements and terms of the senior secured credit agreement, it is an event of default under the senior secured credit agreement if any party with financial responsibility for the loans, iPCS Wireless, Inc. or any signatory to the Sprint PCS agreements, becomes insolvent, commences or suffers bankruptcy or similar proceedings or suffers other indicia of extreme financial duress.

   Other events of default include:

  . an attachment against our property that is not released within 30 days and the amount claimed in the proceeding is greater than $1.0 million;

  . a judgment against us of greater than $1.0 million remains undischarged for a period of time;

  . failure to pay other loans as they become due or a default that permits acceleration of other debt with respect to debt of at least $1.0 million;

  . a breach by us under the consent and agreement among Sprint, holders of indebtedness under the senior secured credit facility and iPCS Wireless, Inc. or the Sprint PCS agreements;

  . any change in control of us; or

  . any material adverse change occurs, which effect is broadly defined in the senior secured credit agreement to include things that could reasonably be expected to have a material adverse effect on our business or our ability to repay the loan.

A change in control will occur if:

    . any person or group, other than our existing owners, acquires more than 35% of our equity;

    . our directors who were elected or approved by the owners as of the date of the senior secured credit agreement, or any directors who are approved by such directors, cease for any reason to constitute at least a majority of our board of directors;

    . we cease to own all of the capital stock of iPCS Wireless, Inc. or any subsidiary of iPCS Wireless, Inc.; or

    . the completion of any transactions that result in any person or group owning more of our equity than our existing owners.

Senior Discount Notes

   On July 12, 2000, we issued 300,000 units consisting of senior discount notes due July 15, 2010 and warrants to purchase 2,982,699 shares of our common stock, which yielded gross proceeds of $152.3 million. The senior discount notes were issued under an indenture, dated as of July 12, 2000, by and among us, iPCS Equipment, Inc. and iPCS Wireless, Inc. and BNY Midwest Trust Company, formerly known as CTC Illinois Trust Company, as trustee. The senior discount notes:

  . mature on July 15, 2010 and are limited to an aggregate principal amount at maturity of $300.0 million;

  . are general, unsecured obligations of us, equal in right of payment to all of our senior debt and senior in right of payment to all of our subordinated debt;

  . accrue interest at a rate of 14% per annum, computed on a semiannual basis calculated beginning July 15, 2005 and interest will be payable in cash beginning January 15, 2006, and semiannually on each January 15 and July 15; and

  . are guaranteed by our domestic subsidiaries on a senior subordinated basis.

   We may elect to redeem all or part of the senior discount notes at any time on or after July 15, 2005 and before maturity, at the following redemption prices:

                                                                Redemption Price
                                                                 per $1,000 of
      Year Beginning                                            Principal Amount
      July 15, 2005............................................    $1,070.00
      July 15, 2006............................................     1,046.67
      July 15, 2007............................................     1,023.33
      July 15, 2008 and thereafter.............................     1,000.00

   In addition, on or before July 15, 2003, we may redeem up to 35% of the principal amount at maturity of senior discount notes issued under the indenture, at a redemption price equal to $1,140 for each $1,000 of accreted value of a senior discount note to the redemption date, with the net proceeds of one or more equity offerings. However, at least 65% of the aggregate principal amount at maturity of senior discount notes issued under the indenture must remain outstanding immediately after giving effect to the redemption.

   If a change of control occurs, each noteholder may require us to repurchase its senior discount notes. The repurchase price will be:

  . $1,010 per $1,000 of accreted value of the senior discount notes, if the repurchase occurs before July 15, 2005, or

  . $1,010 per $1,000 of principal amount of the senior discount notes, plus any accrued interest, if the repurchase occurs on or after July 15, 2005.

   A change of control will occur if:

  . we sell substantially all of our and our subsidiaries' assets;

  . we adopt a plan for our liquidation or dissolution;

  . any person or group of persons, other than certain current stockholders or their affiliates, become the beneficial owner of more than 50% of the voting power of our stock; or

  . a majority of our board of directors no longer consists of continuing directors, which are directors who were serving on July 12, 2000, or who were nominated to serve as a director by a majority of the continuing directors at the time. Changes in directors elected by particular investors, such as holders of our convertible preferred stock, are ignored for purposes of determining continuing directors.

   Our senior secured credit facility prohibits the purchase of outstanding notes before repayment of the borrowings under the credit facility.

   We are also required to offer to repurchase the senior discount notes if all or some of the net proceeds of an asset sale are not used to acquire an entity engaged in a permitted business, to purchase other long-term assets used or useful in a permitted business or to repay any senior indebtedness.

   The indenture contains restrictive covenants which, among other things, restrict us and our restricted subsidiaries' ability to:

  . incur additional indebtedness or issue preferred stock;

  . pay dividends, make investments or redeem or retire stock;

  . cause encumbrances or restrictions to exist on the ability of its subsidiaries to pay dividends and make investments in, or transfer property or assets;

  . create liens on their assets;

  . sell assets;

  . engage in transactions with affiliates;

  . engage in businesses other than a permitted business; or

  . engage in mergers or consolidations.

   The indenture also provides for customary events of default, including cross-defaults, judgment defaults and events of bankruptcy. In addition the indenture provides for an event of default if we have not received at least $70.0 million in gross cash proceeds by December 31, 2000 from one or more equity offerings or, in certain circumstances, if an event of termination has occurred under the Sprint PCS agreements. The sale of our redeemable convertible preferred stock to an investor group led by The Blackstone Group on December 28, 2000 avoided the event of default related to the required equity offering. In the case of an event of default, our trustee or the holders of at least 25% in principal amount of the outstanding senior discount notes may declare the senior discount notes immediately due and payable. We are currently in compliance with all covenants under the indenture governing the senior discount notes.

   We are required, under the terms of a registration rights agreement, to:

  . file an exchange offer registration statement on or before October 10, 2000 covering the exchange of the senior discount notes for registered notes;

  . use our reasonable best efforts to cause the exchange offer registration statement to be declared effective under the Securities Act within 180 days of the offering of the senior discount notes;

  . use our reasonable best efforts to cause the exchange offer registration statement to be effective continuously;

  . keep the exchange offer open for a period of not less than 20 business days; and

  . cause the exchange offer to be consummated no later than the 30th business day after the registration statement is declared effective.

   We may also be required to file a shelf registration statement to register for public resale the senior discount notes held by any holder who may not otherwise participate in the exchange offer.

   If we fail to file the exchange offer or shelf registration statement, or fail to cause the exchange offer or shelf registration statement to become effective, or fail to consummate the exchange offer, in each case by the deadlines as specified above, a registration default shall be deemed to have occurred and we will be required to pay liquidated damages to each holder of the senior discount notes. The liquidated damages payable to each holder of the senior discount notes will be in an amount equal to $0.05 per week per $1,000 in principal amount of the senior discount notes held by such holder for each week or portion thereof that the registration default continues for the first 90-day period immediately following the occurrence of such registration default. This amount will increase by an additional $0.05 per week per $1,000 in principal amount of the notes with respect to each subsequent 90-day period, up to a maximum amount equal to $0.50 per $1,000 in principal amount of the senior discount notes. The provision for liquidated damages will continue until such registration default has been cured. We will not be required to pay liquidated damages for more than one registration default at any given time. No liquidated damages are currently payable.

   We paid fees to our initial purchasers of the senior discount notes and warrants of approximately $6.1 million which will be amortized as interest expense over the term of the financing using the effective interest method.

                                   MANAGEMENT

Directors, Executive Officers and Other Key Employees

   The following table presents information with respect to our directors, executive officers and other key employees.

                Name            Age                   Position
      Timothy M. Yager          31  President, Chief Executive Officer and
                                     Director

      Linda K. Wokoun           45  Executive Vice President, Chief Operating
                                    Officer

      Stebbins B. Chandor, Jr.  40  Senior Vice President, Chief Financial
                                    Officer

      Anthony R. Muscato        52  Senior Vice President, Chief Technical
                                    Officer

      William W. King, Jr.      61  Vice President, Strategic Planning and
                                    Director

      Leroy R. Horsman          56  Vice President, Sales & Marketing

      Patricia M. Greteman      39  Controller

      Alan C. Anderson          62  Chairman of the Board of Directors

      Donald L. Bell            55  Director

      Michael S. Chae           32  Director

      Brian J. Gernant          42  Director

      Lawrence H. Guffey        32  Director

      Robert W. Schwartz        61  Director

      George Patrick Tays       48  Director

   Timothy M. Yager has been President, Chief Executive Officer and Manager of Illinois PCS, LLC since January 1999 and has been President, Chief Executive Officer and Director of iPCS, Inc. since its formation. From January 1995 to January 1999, he was the Senior Vice President of Geneseo Communications, Inc., an independent telephone company in Illinois. During this time, he founded and was also the Chief Operating Officer, General Manager and later the President of GenSoft Systems, Inc., a subsidiary of Geneseo Communications, Inc. that designs software to provide information and billing services to the telecommunications industry. Prior to January 1995, Mr. Yager was a Project Manager at Geneseo Telephone Company. He was elected to the Board of Directors of Cambridge Telcom in April 1997. Mr. Yager is the son-in-law of Mr. Anderson, our Chairman.

   Linda K. Wokoun has been Executive Vice President, Chief Operating Officer of iPCS, Inc. (and its predecessor) since March 2000. From April 1996 to January 2000, she served as Vice President--Wireless Operations for Ameritech Cellular, which prior to its merger with SBC, served over 3 million cellular and 1.5 million paging customers. Ms. Wokoun served as Ameritech Cellular's Vice President of Marketing from November 1994 to April 1996 and Vice President--General Manager Missouri (CyberTel, an Ameritech Company) from September 1992 to November 1994. Ms. Wokoun has held a variety of operations, marketing and business development roles in her 20 year telecommunications career.

   Stebbins B. Chandor, Jr. has been Senior Vice President, Chief Financial Officer of iPCS, Inc. (and its predecessor) since March 2000. From August 1995 to March 2000, he was Senior Vice President and Chief Financial Officer for Metro One Telecommunications, Inc., a publicly traded provider of enhanced directory assistance and information services to the wireless telecommunications industry. From June 1985 to August 1995, Mr. Chandor served in various corporate finance capacities with BA Securities, Inc., a wholly-owned subsidiary of BankAmerica Corporation, and affiliated or predecessor firms including Bank of America and Continental Bank N.A.

   Anthony R. Muscato, has been Senior Vice President, Chief Technology Officer of iPCS, Inc. (and its predecessor) since March 2000. From October 1999 until March 2000, he served as Vice President of Merger Integration for GTE Wireless. From February 1991 to March 1999, Mr. Muscato served in a variety of positions with Ameritech Cellular, most recently as Vice President of Business Transition for Ameritech Cellular. From October 1997 to March 1999, he served as Vice President of Network Planning, Engineering and Operations and from June 1996 to October 1997, he served as Vice President of Network Planning. From October 1992 to June 1996, Mr. Muscato served as Director of Engineering and Operations for the Illinois market and from February 1991 to October 1992, he served as Director of Engineering. Prior to this Mr. Muscato served in a number of positions in network operations, business marketing, corporate strategy, residence installation and maintenance and information technology at Ameritech and its predecessor company, Illinois Bell Telephone Company.

   William W. King, Jr. has been Vice President, Strategic Planning of Illinois PCS, LLC since February 1999, and has been Vice President, Strategic Planning and Director of iPCS, Inc. since its formation. From July 1994 to February 1999, he served as the Director of Wireless Services for Cathey, Hutton & Associates, a telecommunications consultant to independent telephone and wireless companies and other entrepreneurial clients. From July 1990 to March 1994, Mr. King was the President and Chief Operating Officer of Cellular Communications of Puerto Rico. Prior to this, since July 1962, Mr. King has held various leadership positions for AT&T where he rose to the level of Area Vice President and Chief Operating Officer of AT&T of Puerto Rico/Virgin Islands.

   Leroy R. Horsman has been Vice President, Sales & Marketing of iPCS, Inc. (and its predecessor) since April 2000. Mr. Horsman has more than twenty-five years of experience in the commercial radio and wireless industries. From August 1998 to April 2000, Mr. Horsman was Vice President of Sales for Emerald Bay Systems, Inc. which was acquired by Decide.com. From May 1995 to August 1998, Mr. Horsman served as Regional Sales Manager for Andrew Corporation. From 1993 to 1995, Mr. Horsman developed a consulting practice and was involved in the early stages of application development, new product development, and network implementation projects for SMR networks, location systems, and other non-voice wireless applications. From 1988 to 1993, Mr. Horsman held a position with Cellular Data, Inc., in Palo Alto, California, a start-up wireless packet data technology company. From 1986 to 1988, Mr. Horsman served as the Director of Sales and Marketing for Southwestern Bell Mobile Systems in Dallas/Fort Worth, Texas. In 1981, Mr. Horsman joined NEC where he was instrumental in the deployment of early digital paging systems and cellular phones. From 1973 to 1981, Mr. Horsman worked at Motorola C&E in Dallas, Texas.

   Patricia M. Greteman has been the Controller of Illinois PCS, LLC since May 1999 and has held the same position with iPCS, Inc. since its formation. From May 1993 to April 1999, she served as the Controller of ACC of Kentucky, LLC, a cellular carrier covering a territory with over 1 million total residents. From November 1991 to April 1992, Ms. Greteman served as the Controller of Arch Mineral Corporation's Catenary Coal Company. From August 1989 to October 1991, she served as the Assistant Controller of Arch of Kentucky.

   Alan C. Anderson has served as a representative of an owner of Illinois PCS, LLC since January 1999 and as Chairman of the Board of Directors of iPCS, Inc. since its formation March 2000. Mr. Anderson is President and CEO of Geneseo Communications, Inc., a telecommunications holding company, and has served in that position since November 1994. From 1981 through 1994, Mr. Anderson held various positions, including General Manager, with Geneseo Telephone Company. He has served as General Manager of Cambridge Telcom, Inc., a telecommunications holding company, since 1987 and from 1985 to 1987 Mr. Anderson served as Assistant General Manager of Cambridge Telephone Company. Since April 1996, Mr. Anderson has served as Vice President, General Manager, Secretary and Treasurer of Henry County Communications, Inc., and from July 1981 until April 1996 he was Vice President and General Manager of Henry County Telephone Company. In addition, Mr. Anderson serves on the Illinois Telephone Association Board of Directors; he served as President of the Board of Directors in 1990 and 1991. He has served on the Board of Directors of Central Trust and Savings Bank since 1992 and currently serves on the Board of Directors of Central Bank Corporation, Celebrate Communications, LLC and GenSoft Systems, Inc. Prior to July 1981, Mr. Anderson served as an officer of the U.S. Air Force. Mr. Anderson is the father-in-law of Mr. Yager, our President, Chief Executive Officer and a Director.

   Donald L. Bell has served as a representative of an owner of Illinois PCS, LLC since January 1999 and as a Director of iPCS, Inc. since its formation. He also serves as Vice President and CEO of Cass Communications Management, Inc, a telecommunications company, since January 1994. Mr. Bell has served in various positions for Cass Communications for the past 30 years, including Plant Manager, Operational Manager, Vice President of Cass Telephone Company and President of Cass Long Distance Company. He served on the Board of Directors of Illinois 4 Limited Partnership, a telecommunications company, from 1986 to 1993. In addition, Mr. Bell has served as President of Illinois Independent Telephone Association since May 1994. Mr. Bell has served as a member of the Board of Directors of the Illinois Telecommunications Association since June 1991 and he is also a Director of Cass Telephone Company, Cass Communications Management and Cass Long Distance Company.

   Michael S. Chae has served as a Director of iPCS, Inc. since August 2000. Mr. Chae also serves as a Principal of the Blackstone Group in its Principal Investment Group. Since joining Blackstone in 1997, Mr. Chae has worked on many of Blackstone's principal investments, including Centennial Communications, PaeTec Communications, U.O.L., and American Axle & Manufacturing. Prior to joining Blackstone, Mr. Chae worked as an Associate at the Carlyle Group, L.P., a Washington, D.C. based private equity investment firm from 1993 to 1994, and prior to that was an Analyst at Dillon, Read & Co. from 1991 to 1993.

   Brian J. Gernant has served as a Director of iPCS, Inc. since March 2000. Mr. Gernant also serves as Director of Geneseo Communications, Inc., a telecommunications holding company, and has served in that position since July 1998. Mr. Gernant is the Branch Manager, Vice President-Investments of the Geneseo, Illinois office of A.G. Edwards & Sons Inc. Since March, 1995,
Mr. Gernant has been employed by A.G. Edwards and has been a Branch Manager since January 1997. A.G. Edwards & Sons, Inc. has not performed any due diligence, expresses no opinion and makes no recommendations regarding participation in this exchange offer.

   Lawrence H. Guffey has served as a Director of iPCS, Inc. since August 2000. Mr. Guffey also serves as a Senior Managing Director of the Blackstone Group in its Principal Investment Group with responsibility for the day-to-day management of the investment activities of Blackstone Communications Partners I L.P. Since joining Blackstone in 1991, Mr. Guffey has worked on virtually all of Blackstone's communications-related principal investments, including Bresnan Communications, Centennial Communications, CommNet Cellular, Enterprise Software, Iusacell, LiveWire, PaeTec Communications, TW Fanch-one and -two, U.O.L., and USRadio. Mr. Guffey also has experience in the firm's real estate investing area, working on the Westridge Court and Savers Savings investments. His advisory experience includes PaineWebber's acquisition of Kidder Peabody, the sale of certain assets of Digital Equipment Corporation and several other transactions in the communications, media, and technology sectors. Mr. Guffey currently serves as a Director of Centennial Communications, FiberNet, L.L.C., and Enterprise Software, Inc., a LiveWire media company. Prior to joining Blackstone in 1991, Mr. Guffey was a financial analyst with Trammell Crow Ventures, a real estate principal investing firm.

   Robert W. Schwartz has served as a representative of an owner of Illinois PCS, LLC since January 1999 and as a Director of iPCS, Inc. since its formation. Mr. Schwartz has served as President and Manager of Madison Telephone Company, a telecommunications company, since August 1985. Mr. Schwartz has served on the Board of Directors of Madison Telephone Company since 1984. Since March 1997, he has served as President and Manager of Madison Communications Company, a telecommunications company which he founded in 1997. Mr. Schwartz is also the founder and President of Schwartz Ventures, Inc., a position he has held since 1964. He has served on the Board of Directors of Madison Communications Company since March 1994. Mr. Schwartz also has served as a member of the Board of Directors and as President and Manager of Madison Network Systems, since August 1995. Mr. Schwartz serves on the Board of Directors of the Illinois Telephone Association where he is the current Chairman, and of the Illinois Independent Telephone Association, and he has served on the Board of Directors of Clover Leaf Bank since 1965. Mr. Schwartz is the General Manager of Technology Group, L.L.C., which was formed in December 1999.

   George Patrick Tays has served as a representative of an owner of Illinois PCS, LLC since January 1999 and as a Director of iPCS, Inc. since its formation. Mr. Tays has served as General Manager of Montrose Mutual Telephone Company and Montrose Mutual PCS, Inc., a telecommunications company, since September 1992. Prior to this and since November 1989 he has served as Assistant Secretary and Assistant Treasurer of the Board of Directors of Montrose Mutual Telephone Company. He served in the paging and cellular department of Illinois Consolidated Telephone Company, a telecommunications company, from June 1987 to September 1992.

Board of Directors

   The board of directors is currently fixed at nine members. Pursuant to the provisions of the certificate of designations for the convertible preferred stock, the holders of the convertible preferred stock have the right to elect two individuals. See "Description of Capital Stock--Convertible Preferred Stock." If our outstanding convertible preferred stock is converted into common stock, Blackstone, instead of the holders of the convertible preferred stock, will be entitled to designate the two individuals for election to the board of directors as long as Blackstone beneficially owns 8% or more of our outstanding common stock and one individual as long as Blackstone owns less than 8% but more than 4% of our outstanding common stock. See "Certain Relationships and Related Transactions--Stockholders Agreement." The board of directors is divided into three classes. Brian J. Gernant, Robert W. Schwartz and George Patrick Tays constitute Class I and will stand for election at the annual meeting of stockholders to be held in 2001. Alan C. Anderson, William W. King, Jr., and Michael S. Chae constitute Class II and will stand for election at the annual meeting of stockholders to be held in 2002.
Donald L. Bell, Timothy M. Yager and Lawrence H. Guffey constitute Class III and will stand for election at the annual meeting of stockholders to be held in 2003. After their initial term, directors in each class will serve for a term of three years, or until his or her successor has been elected and qualified and will be compensated at the discretion of the board of directors.

   The audit committee consists of Messrs. Gernant, Schwartz and Tays. The compensation committee consists of Messrs. Bell and Gernant.

   The audit committee is responsible for recommending to the board of directors the engagement of our independent auditors and reviewing with the independent auditors the scope and results of the audits, our internal accounting controls, audit practices and the professional services furnished by the independent auditors.

   The compensation committee is responsible for reviewing and approving all compensation arrangements for our officers, and is also responsible for administering our incentive stock plan.

Compensation Committee Interlocks and Insider Participation

   We did not have a compensation committee during the year ended December 31, 1999. Representatives of the owners of Illinois PCS, LLC made all compensation decisions. Other than Mr. Yager, who is a Director, and Mr. Anderson who is a director and the General Manager of Cambridge Telcom, Inc., none of our executive officers served as a director or member of the compensation committee or other board committee performing equivalent functions of another corporation whose executive officers served as a representative of an owner.

Limitation on Liability and Indemnification

   Our amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Our certificate of incorporation provides that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and agents and other agents to the fullest extent permitted by law. Our certificate of incorporation also permits us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless or whether the certificate of incorporation would permit indemnification.

   At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of ours where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Executive Compensation


   The following table sets forth a summary of the annual, long-term and all other compensation for our Chief Executive Officer and for our four most highly compensated executive officers, other than our Chief Executive Officer during fiscal 2000, for the years indicated. These five persons are referred to collectively as the "Named Executive Officers".

                           Summary Compensation Table

                                                                          Long-Term
                                             Annual Compensation         Compensation
                                      ---------------------------------- ------------
                            Fiscal                                        Securities   All Other
   Name and Principal     Year Ended                      Other Annual    Underlying  Compensation
        Position         December 31, Salary($) Bonus($) Compensation($)  Options(#)     ($)(1)
------------------------ ------------ --------- -------- --------------- ------------ ------------
Timothy M. Yager........     2000     $226,539  $400,000    $ 60,360(2)    500,000     $3,557,433
 President and Chief         1999      100,295    24,000         --            --             909(3)
 Executive Officer
Linda K. Wokoun.........     2000     $150,000  $    --     $  3,592(4)    300,000            $75
 Executive Vice
  President
 and Chief Operating
 Officer
Stebbins B. Chandor,
 Jr.....................     2000     $133,269  $    --     $  2,819(4)    250,000        $79,106
 Senior Vice President
  and
 Chief Financial Officer
Anthony R. Muscato......     2000     $131,250  $    --     $  2,903(4)     75,000           $115
 Senior Vice President
 and Chief Technical
 Officer
William W. King, Jr. ...     2000     $150,000  $    --     $    --        150,000           $396
 Vice President,             1999       89,105    18,333         --            --             644(5)
 Strategic Planning

---------------------
(1) During fiscal 2000, consists of $3,524,752 related to the 1.5% membership interest in our predecessor Illinois PCS, LLC granted to Mr. Yager, relocation expenses of $22,454 for Mr. Yager, tax planning expenses of $6,185 for Mr. Yager, relocation expenses of $79,056 for Mr. Chandor, the taxable portion of life insurance coverage for Mr. Yager, Ms. Wokoun and Messrs. Chandor, Muscato and King of $4,042, $75, $50, $115 and $396, respectively.
(2) Consists of country club expenses of $56,020, the imputed value of Mr. Yager's personal use of a company automobile for 7 months and a monthly car allowance for 5 months.
(3) Consists of the taxable portion of life insurance coverage and the imputed value of Mr. Yager's personal use of a company automobile.
(4) Consists of a monthly car allowance.
(5) Consists of the taxable portion of life insurance coverage.

Option Grants in Last Fiscal Year


   The following table sets forth information concerning options granted during fiscal 2000 to the Named Executive Officers.

                                                                                Potential Realizable
                                                                                      Value at
                                                                                Assumed Annual Rates
                                                                                      of Stock
                                                                               Price Appreciation for
                                           Individual Grants                       Option Term(2)
                          ---------------------------------------------------- ----------------------
                                       % of                         Potential
                                       Total                        Realizable
                                      Options                        Value at
                          Number of  Granted                         Assumed
                          Securities    to     Exercise              Initial
                          Underlying Employees or Base                Public
                            Options  in Fiscal   Price   Expiration  Offering
          Name            Granted(#)   Year    ($/Share)    Date     Price(1)    5%($)      10%($)
------------------------  ---------- --------- --------  ---------- ---------- ---------- -----------
Timothy M. Yager........   500,000     31.5%    $5.50     07/12/10  $2,650,000 $6,046,031 $11,512,025
Linda K. Wokoun.........   300,000     18.9      5.50     07/12/10   1,590,000  3,627,619   6,907,215
Stebbins B. Chandor, Jr.   250,000     15.7      5.50     07/12/10   1,325,000  3,023,015   5,756,013
Anthony R. Muscato......    75,000      4.7      5.50     07/12/10     397,500    906,905   1,726,804
William W. King, Jr.....   150,000      9.4      5.50     07/12/10     795,000  1,813,809   3,453,608

---------------------
(1) Calculated based upon 90% of $12.00 per share, the midpoint of the range of the expected offering prices as of July 12, 2000, the date of grant, of a planned initial public offering.
(2) The potential realizable value of a grant is the product of: (a) the difference between (i) the product of the per-share market price at the time of the grant (the assumed initial public offering price) and the sum of 1 plus the stock appreciation rate compounded annually over the term of the option (here, 5% and 10%) and (ii) the per-share exercise price of the option and (b) the number of securities underlying the grant at fiscal year-end.

Aggregated Fiscal Year-End Option Values

   The following table provides summary information regarding options held by our Named Executive Officers as of December 31, 2000. There was no public market for our common stock as of December 31, 2000 and no shares of common stock have been sold. No options are considered to be in-the-money because the exercise price exceeded the estimated fair value of our common stock as of December 31, 2000.

                                                      Number of Securities     Value of Unexercised In-
                                          Value      Underlying Unexercised      The-Money Options at
                         Shares Acquired Realized  Options at Fiscal Year End     Fiscal Year End($)
          Name           on Exercise(#)    ($)    Exercisable/Unexercisable(1) Exercisable/Unexercisable
------------------------ --------------- -------- ---------------------------- -------------------------
Timothy M. Yager........       --          --           250,000/500,000                  $0/$0
Linda K. Wokoun.........       --          --            56,250/300,000                   0/ 0
Stebbins B. Chandor,
 Jr.....................       --          --            46,875/250,000                   0/ 0
Anthony R. Muscato......       --          --            14,063/ 75,000                   0/ 0
William W. King, Jr.....       --          --            65,625/150,000                   0/ 0

---------------------
(1) Options vest 6.25% per quarter from the date of hire.

Compensation of Directors

   During 1999, we did not compensate the representatives of our owners who functioned in a manner comparable to a board of directors. Non-employee directors will be paid $1,000 and reimbursed for their expenses for attendance at board meetings and paid $500 for telephonic board meetings. Each non-employee director as of July 12, 2000 has been granted stock options to purchase 15,000 shares of our common stock at $5.50 per share, the price at which we sold our convertible preferred stock. Discretionary grants of stock options may be made to non-employee directors under the 2000 Long Term Incentive Stock Plan from time to time, subject to the approval of the full board.

Employment Agreements

   We have entered into a three year employment agreement with Timothy M. Yager, our President and Chief Executive Officer on substantially the terms set forth below. The term will be automatically renewed for successive one year periods absent 90 days advance notice from one party to the other. Mr. Yager's employment agreement provides for an initial minimum annual base salary of $225,000. Under the employment agreement, Mr. Yager is also entitled to performance based and other bonuses, benefits, such as retirement, health and other fringe benefits, which are provided to other executive employees, reimbursement of business expenses and limited reimbursement of legal and financial planning expenses. Mr. Yager is also entitled to a car allowance, reimbursement for certain relocation expenses, payment of limited country club dues and assessments and a company-paid term life insurance policy. We have granted Mr. Yager a total of 500,000 stock options under our 2000 Long Term Incentive Stock Plan at an exercise price of $5.50 per share, the price per share at which the convertible preferred stock was sold. The details regarding these options are discussed in the next section. Based upon the expected offering price of a planned initial public offering, we will recognize compensation expense of approximately $2,650,000 over the vesting period of the options.

   Under the employment agreement, Mr. Yager's employment may be terminated by him or us at any time and for any reason. If his employment is terminated for any reason, he will be entitled to payment of his accrued but unpaid salary, vacation pay, unreimbursed business expenses and other items earned and owed to him by us. If his employment is terminated as a result of death or disability, he, or in the event of his death, his estate will be paid his salary through the first anniversary of the date his death or termination for disability occurs, and he will receive a lump sum payment of his target incentive bonus. If Mr. Yager's employment is terminated by us for reasons other than for cause, or if he terminates his employment following a material breach by us of the employment agreement which is not cured within 30 days or within 60 days after we relocate our business outside of the Chicago metropolitan area, he will be entitled to continuing payments of his salary through the first anniversary of his termination, continuation of health benefits for him and his dependents for the same period, a lump sum payment of his target incentive bonus and continued vesting of his stock options during the severance period. All severance payments pursuant to the employment agreement terminate in the event Mr. Yager violates the confidentiality, noncompetition or nonsolicitation provisions of the employment agreement.

   The employment agreement contains special provisions that apply in the event of a change in control of the company. The agreement provides that if, during the one year period following a change in control, Mr. Yager's employment is terminated by us for reasons other than for cause or if he terminates for good reason, he will be entitled to a lump sum payment equal to two years of his salary, a lump sum payment of his target incentive bonus, which will be set annually by the compensation committee, continuation of his and his dependents health benefits at the employee rate for a period of two years following his termination and immediate vesting of his unvested stock options. In the event that, in connection with a change in control, any payments or benefits to which Mr. Yager is entitled from us constitute excess golden parachute payments under applicable IRS rules, he will receive a payment from us in an amount which is sufficient to pay the parachute excise tax that he will have to pay on those parachute payments. In addition, we will pay him an amount sufficient for him to pay the income tax and related employment taxes that he will have to pay related to our reimbursement to him of the parachute excise tax. For purposes of the employment agreement, the term "change in control" has the same meaning as for the 2000 Long Term Incentive Stock Plan, discussed below.

   If Mr. Yager's employment terminates for any reason other than those discussed above, he is not entitled to any severance benefits under the employment agreement.

   Pursuant to the employment agreement, Mr. Yager has agreed to keep all of our confidential information secret and he has agreed that, while he is employed by us and for a period of 12 months after his termination of employment, he will not compete with us in the wireless telecommunications business in any of the basic trading areas in which we have been granted the right to carry on the wireless telecommunications business, he will not solicit our customers for a competitive business and he will not solicit our employees.

   We have entered into an employment agreement with Linda K. Wokoun, our Executive Vice President, Chief Operating Officer, which agreement is substantially the same as Mr. Yager's agreement except for the compensation package (including options and bonus opportunities), job duties and the duration (12 months) of post-termination health benefits in the event of a covered termination. Ms. Wokoun's annual base salary is $200,000 and we have granted her a total of 300,000 stock options which have an exercise price of $5.50 per share.

   We have entered into an employment agreement with Stebbins B. Chandor, Jr., our Senior Vice President, Chief Financial Officer, which agreement is substantially the same as Ms. Wokoun's agreement except for the compensation package (including options and bonus opportunities) and job duties. Mr. Chandor's annual base salary is $175,000 and we have granted him a total of 250,000 stock options which have an exercise price of $5.50 per share.

   We have entered into an employment agreement with William W. King, Jr., our Vice President, Strategic Planning and Director, which agreement is substantially the same as Ms. Wokoun's agreement except for the compensation package (including options and bonus opportunities) and job duties. Mr. King's annual base salary is $150,000 and we have granted him a total of 150,000 stock options which have an exercise price of $5.50 per share.

   We have also entered into employment agreements with Messrs. Muscato and Horsman and Ms. Greteman. These agreements are substantially the same as the agreements with Ms. Wokoun except for the compensation package (including options and bonus opportunities) and job duties. In addition, Ms. Greteman's agreement provides for the payment of severance benefits in the event that Ms. Greteman terminates employment because her job duties are required to be performed more than 50 miles from Geneseo, Illinois. We have granted an aggregate of 1,558,750 stock options which have an exercise price of $5.50 per share under these agreements. Based upon the expected offering price of a planned initial public offering, we will recognize total aggregate compensation expense of approximately $8,260,000 over the vesting period of the options.

2000 Long Term Incentive Stock Plan

   As of July 11, 2000, the board of directors adopted and the stockholders have approved, the amended and restated 2000 Long Term Incentive Stock Plan, or the 2000 Plan. Under the 2000 Plan, we may grant stock options, stock appreciation rights, shares of common stock and performance units to our employees, consultants and directors. The total number of shares of our common stock that we may award under the 2000 Plan is 6,500,000 shares, which will be increased on December 31 of each year beginning on December 31, 2000 by a number of shares equal to 1% of the number of our shares then outstanding, up to a maximum of 8,000,000 shares. The number of shares and the price at which shares of stock may be purchased under the 2000 Plan may be adjusted under certain circumstances, such as in the event of a corporate restructuring. The maximum number of shares of common stock that any individual participant may receive each year under the 2000 Plan is 650,000, and there is no limit on cash payouts for grants or awards under this plan each year to any of our key executive officers.

   Our compensation committee administers our 2000 Plan. The 2000 Plan essentially gives the compensation committee sole discretion and authority to select those employees to whom awards will be made, to designate the number of shares covered by each award, to establish vesting schedules and terms of each award, to specify all other terms of awards, and to interpret the 2000 Plan.

   Options awarded under the 2000 Plan may be either incentive stock options or nonqualified stock options; provided that incentive stock options may only be awarded to our employees. The compensation committee has determined that options awarded pursuant to the terms of the employment agreements entered into in connection with the reorganization shall be incentive stock options to the extent possible. Incentive stock options are intended to satisfy the requirements of Section 422 of the Internal Revenue Code. Nonqualified stock options are not intended to satisfy Section 422 of the Internal Revenue Code. Stock appreciation rights may be granted in connection with options, or may be granted as free-standing awards. Exercise of an option will result in the corresponding surrender of the attached stock appreciation right. At a minimum, the exercise price of an option or stock appreciation right must be at least equal to the greater of:

  . the fair market value of a share of common stock on the date on which the option or stock appreciation right is granted and

  . the par value of a share of common stock on that date.

Options and stock appreciation rights will be exercisable in accordance with the terms set by the compensation committee when granted and will expire on the date determined by the compensation committee. All options and stock appreciation rights must expire no later than ten years after they are granted under our plan. If a stock appreciation right is issued in connection with an option, the stock appreciation right will expire when the related option expires. Special rules and limitations apply to stock options which are intended to be incentive stock options.

   Under our 2000 Plan, our compensation committee may grant common stock to participants. During the period that a stock award is subject to restrictions or limitations, the participants may receive dividend rights relating to the shares.

   The compensation committee may award participants performance units which entitle the participant to receive value for the units at the end of a performance period to the extent provided under the award. Our compensation committee establishes the number of units and the performance measures and periods when it makes an award.

   All awards under the 2000 Plan will accelerate and become fully vested if a change of control of our company occurs.

                             PRINCIPAL STOCKHOLDERS

   The following table presents information regarding the beneficial ownership of common stock as of December 31, 2000 with respect to:
  . each person who, to our knowledge, is the beneficial owner of 5% or more of the outstanding common stock;
  . each of the directors;
  . the chief executive officer; and
  . all executive officers and directors as a group.

                                                    Number of
                                               Shares Beneficially Percentage of
             Name and Address (1)                   Owned (2)        Ownership
Geneseo Communications, Inc...................     15,468,809          22.8%
111 E. 1st Street
Geneseo, Illinois 61254

Cambridge Telcom, Inc.........................     13,258,979          19.5
111 E. 1st Street
Geneseo, Illinois 61254

The Blackstone Group..........................     18,472,727          27.2
345 Park Avenue
New York, New York 10154 (3)

Trust Company of the West.....................      4,618,182           6.8
11100 Santa Monica Boulevard, Suite 2000
Los Angeles, California 90025 (4)

Cass Communications Management, Inc...........      4,419,660           6.5
100 Redbud Road
Virginia, Illinois 62691

Technology Group, LLC.........................      4,419,660           6.5
118 E. State Street
Hamel, Illinois 62046

Montrose Mutual PCS, Inc......................      4,419,660           6.5
102 N. Main Street
Dieterich, Illinois 62424

Respond Communications, Inc. .................      4,419,660           6.5
102 N. Main Street
Dieterich, Illinois 62424 (5)

Timothy M. Yager (6)..........................        923,045           1.4

William W. King, Jr. (7)......................         75,000             *

Alan C. Anderson (8)..........................     28,729,664          42.3

Donald L. Bell (9)............................      4,421,535           6.5

Michael S. Chae (10)..........................     18,472,727          27.2

Brian J. Gernant (11).........................          1,875             *

Gerald S. Gill II (12)........................      4,419,660           6.5

Lawrence H. Guffey (10).......................     18,472,727          27.2

Robert W. Schwartz (13).......................      4,421,535           6.5

George Patrick Tays (14)......................      4,421,535           6.5

All executive officers and directors
as a group (12 persons) (15)..................     61,584,103          90.0

---------------------
*Less than one percent.

(1) Except as otherwise indicated below, the address for each executive officer and director is 1900 East Golf Road, Suite 900, Schaumburg, Illinois 60173.
(2) Beneficial ownership is determined in accordance with Rule 13d-3 of the Securities Exchange Act. A person is deemed to be the beneficial owner of any shares of common stock if such person has or shares the right to vote or dispose of such common stock, or has the right to acquire beneficial ownership at any time within 60 days of the date of the table.
(3) Of the 18,472,727 shares, 8,543,636 are held by Blackstone Communications Partners I L.P. ("BCOM"), 7,348,936 are held by Blackstone iPCS Capital Partners L.P. ("BICP") and 2,580,155 are held by Blackstone/iPCS L.L.C. ("BLLC"). Blackstone Communications Management Associates I L.L.C. is the general partner of BCOM. Blackstone Media Management Associates III L.L.C. is the general partner of BICP. Blackstone Media Management Associates III L.L.C. is the manager of BLLC. Messrs. Peter G. Peterson and Stephen A. Schwarzman are the founding members of Blackstone, and as such may also be deemed to share beneficial ownership of the shares held by each of these entities.
(4) Consists of shares held by the following affiliates of Trust Company of the
    West: TCW/Crescent Mezzanine Partners II, L.P., TCW Crescent Mezzanine Trust II, TCW Leveraged Income Trust, L.P., TCW Leveraged Income Trust II, L.P., TCW Leveraged Income Trust IV, L.P., TCW Shared Opportunity Fund II, L.P., Shared Opportunity Fund IIB, L.L.C. and TCW Shared Opportunity Fund III, L.P.
(5) Consists of shares beneficially owned by Montrose Mutual PCS, Inc. Respond Communications is a beneficial owner of these shares based on its 100% ownership of Montrose Mutual PCS, Inc.
(6) Consists of 673,045 shares held individually by Mr. Yager and 250,000 shares issuable pursuant to options exercisable within 60 days.
(7) Consists of shares issuable pursuant to options exercisable within 60 days.
(8) Consists of 28,727,788 shares beneficially owned by Geneseo Communications, Inc. and Cambridge Telcom, Inc. and 1,875 shares issuable pursuant to options exercisable within 60 days. Mr. Anderson is the President and CEO of Geneseo Communications, Inc. and is the General Manager of Cambridge Telcom, Inc., and is the beneficial owner of the shares owned by each of these entities. Mr. Anderson disclaims beneficial ownership of these shares. Mr. Anderson's address is the same as the address for Geneseo Communications, Inc.
(9) Consists of 4,419,660 shares beneficially owned by Cass Communications Management, Inc. and 1,875 shares issuable pursuant to options exercisable within 60 days. Mr. Bell is the Vice President and CEO of Cass Communications Management, Inc., and is the beneficial owner of the shares owned by Cass Communications Management, Inc. Mr. Bell disclaims beneficial ownership of these shares. Mr. Bell's address is the same as the address for Cass Communications Management, Inc.
(10) Mr. Chae and Mr. Guffey do not own any shares of record. BCOM, BICP and BLLC, affiliates of Mr. Chae and Mr. Guffey, own all of the shares held by Blackstone. Mr. Chae and Mr. Guffey disclaim beneficial ownership of such shares.
(11) Consists of shares issuable pursuant to options within 60 days.
(12) Consists of shares beneficially owned by Cass Communications Management, Inc. Mr. Gill is the beneficial owner of a majority of the outstanding shares of Cass Communications Management, Inc. Mr. Gill disclaims beneficial ownership of certain shares owned by Cass Communications Management, Inc. attributable to the shares of Cass Communications Management, Inc. which are held in trusts for the benefit of members of Mr. Gill's family. The address for Mr. Gill is the same as the address for Cass Communications Management, Inc.
(13) Consists of 4,419,660 shares beneficially owned by Technology Group, LLC and 1,875 shares issuable pursuant to options exercisable within 60 days. Mr. Schwartz is a beneficial owner of the shares owned by Technology Group, LLC by virtue of his position as Trustee of a family trust that owns substantially all of the membership interests in Technology Group, LLC. Mr. Schwartz disclaims beneficial ownership of these shares. Mr. Schwartz's address is the same as the address for Technology Group, LLC.
(14) Consists of 4,419,660 shares beneficially owned by Montrose Mutual PCS, Inc. and 1,875 shares issuable pursuant to options exercisable within 60 days. Mr. Tays is the General Manager of Montrose Mutual PCS, Inc., and is the beneficial owner of the shares owned by Montrose Mutual PCS, Inc. Mr. Tays disclaims beneficial ownership of these shares. Mr. Tays' address is the same as the address for Montrose Mutual PCS, Inc.
(15) Consists of 451,563 shares issuable pursuant to options exercisable within 60 days and 61,132,540 shares beneficially owned by all executive officers and directors as a group.

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

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Formation of Illinois PCS, LLC

   Geneseo Communications, Inc., Cambridge Telcom, Inc., Cass Communications Management, Inc., Schwartz Ventures, Inc. (which transferred its ownership to its affiliate Technology Group, LLC), Montrose Mutual PCS, Inc., and Gridley Enterprises, Inc. formed Illinois PCS, LLC in January 1999. Those investors received membership interests in exchange for their capital contributions. As of February 29, 2000 the members agreed to admit Timothy M. Yager, our President and Chief Executive Officer, as a new member owning a 1.5% interest, and to reduce their membership interests in aggregate by 1.5%. Mr. Yager agreed to cancel his management agreement with Illinois PCS, LLC in exchange for his 1.5% membership interest and certain other consideration. For the nine-months ended September 30, 2000, we have recorded compensation expense in the amount of approximately $8.5 million resulting from the issuance of this membership interest to Mr. Yager. For further information on the compensation expense, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

   The members have contributed all unfunded equity commitments. The obligations of the members of Illinois PCS, LLC to contribute capital and the other provisions contained in the formation documents of Illinois PCS, LLC have been eliminated as of July 12, 2000 when we consummated the reorganization from a limited liability company to a holding company structure.

Issuance of Convertible Participating Preferred Stock

   An investor group led by Blackstone has purchased $120.0 million of our convertible preferred stock. On July 12, 2000 we issued 9,090,909 shares of our Series A-1 Convertible Participating Preferred Stock at a purchase price of $5.50 per share and on December 28, 2000 we issued 14,000,000 shares of our Series A-2 Convertible Participating Preferred Stock at a purchase price of $5.00 per share to the investor group. The issuance of our Series A-1 Preferred Stock and Series A-2 Preferred Stock has yielded gross proceeds to us of $50.0 million and $70.0 million, respectively. For more information relating to the terms of the Series A-1 Preferred Stock and the Series A-2 Preferred Stock, see "Description of Capital Stock."

 Investment Agreement

   In the preferred stock investment agreement between us and the investor group, we agreed to refrain from taking certain actions with respect to our business, our capital stock and other aspects of our operations without the prior approval of Blackstone. These actions include:

  . the declaration or payment of dividends or distributions;

  . the issuance of notes or debt securities containing equity features prior to December 31, 2000, or the issuance of any equity securities which would be senior to, or on parity with, the preferred stock;

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

  . the making of investments in third parties;

  . the incurrence of any additional indebtedness in excess of $10.0 million;
    or

  . the issuance or sale of any shares of our or our subsidiaries' capital stock prior to December 31, 2000, other than in a public offering of our common stock, pursuant to an employee benefit plan or in connection with a merger or acquisition.

   The approval rights of Blackstone and most of their other rights relating to their ownership of our capital stock will terminate upon the earlier to occur of:

  . the closing of an underwritten public offering of our common stock in which we receive aggregate gross proceeds of at least $50.0 million and in which the per share price in the offering is at least two times the weighted average of the issuance price of all shares of Series A-1 Preferred Stock and Series A-2 Preferred Stock (the weighted average is initially $5.20 per share), subject to adjustment; and

  . our consummation of a transaction that results in a change of control.

 Stockholders Agreement

   At the date of the purchase and sale of our Series A-1 Preferred Stock, we entered into a stockholders agreement with the investor group, Geneseo Communications, Inc. and Cambridge Telcom, Inc. which provides:

  . limitations on the transfer of any of our securities by each of Geneseo and Cambridge for a period of six months after the expiration of any lock-up period required by our underwriter in an initial public offering;

  . tag-along rights in favor of the investor group allowing it to participate in sales of our capital stock by Geneseo or Cambridge;

  . until an initial public offering or a change of control transaction, drag-along rights in favor of Geneseo and Cambridge requiring the investor group to sell all of our capital stock owned by it;

  . the right of Blackstone to designate up to two members of our Board of Directors;

  . preemptive rights granting the investor group the right to subscribe for and purchase upon the same terms and conditions, a portion of any equity securities we issue prior to an initial public offering of our common stock that yields gross proceeds to us of at least $30.0 million;

  . the right of the investor group to request that we use our best efforts to complete an initial public offering of our common stock if we have not done so prior to July 12, 2002;

  . the right of the investor group to approve any merger, consolidation, sale of assets or other business combination transaction or issuance of securities that would:
     . have adverse tax consequences to the holders of the Series A-1
       Preferred Stock or Series A-2 Preferred Stock; or
     . involve consideration other than cash or shares of common stock of the acquiring company, or involve cash and/or shares of common stock of the acquiring company that values Blackstone's investment in us at less than the greater of $11.00 per share of common stock owned by it, subject to dilution adjustment, and an internal rate of return on its investment of an annual rate of 35%; and

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

  . if we have not completed one or more public offerings of our common stock resulting in gross proceeds of $50.0 million or consummated a business combination transaction with a publicly traded company with a market capitalization in excess of $200 million and a public float valued in excess of $50.0 million prior to July 12, 2005, the investor group has the right to request that we either repurchase its capital stock at fair market value or, if we fail to repurchase their capital stock, force a sale of our company.

 Registration Rights Agreement

   We have granted to the holders of our Series A-1 Preferred Stock and our Series A-2 Preferred Stock, the following registration rights, exercisable at any time after an initial public offering of our common stock:

  . demand registration rights that entitle Blackstone to require us to register, under the Securities Act, on up to three occasions and at our expense, the resale of the investor group's shares of common stock; and

  . piggyback registration rights that entitle the investor group to require us to include their shares of common stock in a registration of any of our equity securities, other than pursuant to the registration of the warrants comprising part of the units or the warrants issued to Sprint PCS.

   These registration rights extend to all of the common stock that the investor group may acquire upon the conversion of their Series A-1 Preferred Stock and their Series A-2 Preferred Stock. These registration rights are subject to the underwriters' right to limit the number of shares included in any underwritten offering.

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

             REGULATION OF THE WIRELESS TELECOMMUNICATIONS INDUSTRY

   The FCC regulates the licensing, construction, operation, acquisition and interconnection arrangements of wireless telecommunications systems in the United States.

   The FCC has promulgated, and is in the process of promulgating, a series of rules, regulations and policies to, among other things:

 . grant or deny licenses for PCS frequencies;

 . grant or deny PCS license renewals;

 . rule on assignments and/or transfers of control of PCS licenses;

 . govern the interconnection of PCS networks with other wireless and wireline carriers;

 . establish access and universal service funding provisions;

 . possibly facilitate the offering of calling party pays as an optional wireless service for consumers;

 . possibly permit commercial mobile radio service, commonly referred to as CMRS, spectrum to be used for the transmission of programming material targeted to a limited audience;

 . impose fines and forfeitures for violations of any of the FCC's rules; and

 . regulate the technical standards of PCS networks.

   The FCC prohibits a single entity from having an attributable interest (usually 20% or greater) in broadband PCS, cellular and specialized mobile radio service, or SMR, licenses totaling more than 45 MHz in any urban areas, and 55 MHz in rural areas. Interests held by passive institutional investors, small companies and rural telephone companies are not usually deemed attributable for purposes of this prohibition if such interests do not exceed 40%.

Transfers and Assignments of PCS Licenses

   The FCC must give prior approval to the assignment of, or transfers involving, substantial changes in ownership or control of a PCS license. Non-controlling interests in an entity that holds a PCS license or operates PCS networks generally may be bought or sold without prior FCC approval. In addition, a recent FCC order requires only post-consummation notification of certain pro forma assignments or transfers of control.

Conditions of PCS Licenses

   All PCS licenses are granted for 10-year terms conditioned upon timely compliance with the FCC's build-out requirements. Pursuant to the FCC's build-out requirements, all 30 MHz broadband PCS licensees must construct facilities that offer coverage to one-third of the population within 5 years and to two-thirds of the population within 10 years, and all 10 MHz broadband PCS licensees must construct facilities that offer coverage to at least one-quarter of the population within 5 years or make a showing of "substantial service" within that 5 year period. Rule violations could result in license revocations. The FCC also requires licensees to maintain a certain degree of control over their licenses. The Sprint PCS agreements reflect an alliance that the parties believe meets the FCC requirements for licensee control of licensed spectrum. If the FCC were to determine that the Sprint

PCS agreements need to be modified to increase the level of licensee control, we have agreed with Sprint PCS to use our best efforts to modify the agreements as necessary to cause the agreements to comply with applicable law and to preserve to the extent possible the economic arrangements set forth in the agreements. If the agreements cannot be modified, the agreements may be terminated pursuant to their terms. In addition to revoking the licenses, the FCC could also impose monetary penalties on us.

PCS License Renewal

   PCS licensees can renew their licenses for additional 10 year terms. PCS renewal applications are not subject to auctions. However, under the FCC's rules, third parties may oppose renewal applications and/or file competing applications. If one or more competing applications are filed, a renewal application will be subject to a comparative renewal hearing. The FCC's rules afford PCS renewal applicants involved in comparative renewal hearings with a "renewal expectancy." The renewal expectancy is the most important comparative factor in a comparative renewal hearing and is applicable if the PCS renewal applicant has:

  . provided "substantial service" during its license term; and

  . substantially complied with all applicable laws and FCC rules and policies.

The FCC's rules define "substantial service" in this context as service that is sound, favorable and substantially above the level of mediocre service that might minimally warrant renewal.

Interconnection

   The FCC has the authority to order interconnection between commercial mobile radio service, or CMRS, providers (which includes us) and any other common carrier. The FCC has ordered local exchange carriers to provide reciprocal compensation to CMRS providers for the termination of traffic. Under these new rules, we benefit from interconnection agreements negotiated by Sprint PCS for our network with Ameritech, U.S. West, GTE and several smaller independent local exchange carriers. Interconnection agreements are negotiated on a state-wide basis. If an agreement cannot be reached, parties to interconnection negotiations can submit outstanding disputes to state authorities for arbitration. Negotiated interconnection agreements are subject to state approval.

Other FCC Requirements

   The FCC has divided the 120 MHz of spectrum allocated to Broadband PCS into six frequency blocks, A through F. Through Sprint PCS, we operate under blocks A, B and D. Broadband PCS providers generally are prohibited from unreasonably restricting resale of their services and from unreasonably discriminating against resellers. These prohibitions on a provider's restriction of resale will expire November 24, 2002 unless the FCC extends them. The FCC recently decided that these prohibitions apply to services and not to equipment such as handsets, whether alone or in bundled packages.

   The FCC also adopted rules that require local exchange and most CMRS carriers, including us, to program their networks to allow customers to change service providers without changing telephone numbers, which is referred to as service provider number portability. Most CMRS carriers are required to implement nationwide roaming by November 24, 2002 as well. The FCC currently requires most CMRS providers to be able to deliver calls from their networks to ported numbers anywhere in the country, and to contribute to the Local Number Portability Fund.

   The FCC has adopted rules permitting broadband PCS and other CMRS providers to provide wireless local loop and other fixed services that would directly compete with the wireline services of local exchange carriers, or LECs. In June 1996, the FCC adopted rules requiring broadband PCS and other CMRS providers to implement enhanced emergency 911 capabilities by October 1, 2001. Further waivers of the enhanced emergency 911 capability requirements may be obtained by individual carriers by filing a waiver request.

   On June 10, 1999, the FCC initiated a regulatory proceeding seeking comment from the public on a number of issues related to competitive access to multiple-tenant buildings, including the following:

   . the FCC's tentative conclusion that the Communications Act of 1934, as amended, requires utilities to permit telecommunications carriers access to rooftop and other rights-of-way in multiple tenant buildings under just, reasonable and nondiscriminatory rates, terms and conditions; and

   . whether building owners that make access available to a telecommunications carrier should be required to make access available to all other telecommunications carriers on a nondiscriminatory basis, and whether the FCC has the authority to impose such a requirement.

This proceeding could affect the availability and pricing of sites for our antennae and those of our competitors.

Communications Assistance for Law Enforcement Act

   The Communications Assistance for Law Enforcement Act was enacted in 1994 to preserve electronic surveillance capabilities by law enforcement officials in the face of rapidly changing telecommunications technology. The Communications Assistance Act requires telecommunications carriers, including us, to modify their equipment, facilities, and services to allow for authorized electronic surveillance based on either industry or FCC standards. In 1997, industry standard-setting organizations developed interim standards for wireline, cellular, and broadband PCS carriers to comply with the Communications Assistance Act. In August 1999, the FCC supplemented the interim industry standards with additional standards. For interim industry standards, the deadline for compliance is June 30, 2000, and for the additional standards established by the FCC, the deadline is September 30, 2001. Due to required hardware changes that have not yet been developed and implemented by switch manufacturers, we have joined with Sprint PCS to request an extension of time for compliance with these requirements. We may be granted extensions for compliance, or we may be subject to penalties if we fail to comply, including being assessed fines or having conditions put on our licenses.

Other Federal Regulations

   Wireless systems, which we use in the provision of our services, must comply with certain FCC and FAA regulations regarding the siting, lighting and construction of transmitter towers and antennas. The FCC also requires that aggregate radio wave emissions from every site location meet certain standards. Although we believe that our existing networks meet these standards, a site audit may reveal the need to reduce or modify emissions at one or more sites. This would increase our costs and have a material adverse affect on our operations. In addition, these regulations will also affect site selection for new network build-outs and may increase the costs of building out our network. The increased costs and delays from these regulations may have a material adverse affect on our operations. In addition, certain FCC environmental regulations may cause certain cell site locations to become subject to regulation under the National Environmental Policy Act. The FCC is required to implement this statute by requiring carriers to meet certain land use and radio frequency standards.

Review of Universal Service Requirements

   The FCC and the states are required to establish a universal service program to ensure that affordable, quality telecommunications services are available to all Americans. Sprint PCS is required to contribute to the federal universal service program as well as existing state programs. The FCC has determined that Sprint PCS' contribution to the federal universal service program is a variable percentage of interstate end-user telecommunications revenues and is approximately 5.5% for the third quarter of 2000. Although many states are likely to adopt a similar assessment methodology for intrastate revenues, the states are free to calculate telecommunications service provider contributions in any manner they choose as long as the process is not inconsistent with the FCC's rules. At the present time it is not possible to predict the extent of the Sprint PCS total federal and state universal service assessments or its ability to recover from the universal service fund.

Partitioning; Disaggregation

   The FCC has modified its rules to allow broadband PCS licensees to partition their market areas and/or to disaggregate their assigned spectrum and to transfer partial market areas or spectrum assignments to eligible third parties.

Wireless Facilities Siting

   States and localities are not permitted to regulate the placement of wireless facilities so as to prohibit the provision of wireless services or to discriminate among providers of such services. In addition, as long as a wireless system complies with the FCC's rules, states and localities are prohibited from using radio frequency health effects as a basis to regulate the placement, construction or operation of wireless facilities. The FCC is considering numerous requests for preemption of local actions affecting wireless facilities siting.

Equal Access

   Wireless providers are not required to provide equal access to common carriers for toll services. However, the FCC is authorized to require unblocked access to toll carriers subject to certain conditions.

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

State Regulation of Wireless Service

   Section 332 of the Communications Act preempts states from regulating the rates and entry of CMRS providers. However, states may petition the FCC to regulate such providers and the FCC may grant such petition if the state demonstrates that:

  . market conditions fail to protect subscribers from unjust and unreasonable rates or rates that are unjustly or unreasonably discriminatory; or

  . when CMRS is a replacement for landline telephone service within the state.

To date, the FCC has granted no such petition. To the extent we provide fixed wireless service, we may be subject to additional state regulation.

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

                                 WARRANTHOLDERS

   Set forth below is information with respect to the number of warrants and shares of our common stock issuable upon exercise of the warrants owned by each of the warrantholders. The warrants are being registered to permit the resale of the warrants by the warrantholders and our offer and sale of the shares of our common stock to be issued upon the exercise of the warrants. See "Plan of Distribution."

   We have filed with the SEC a registration statement, of which this prospectus forms a part, with respect to the resale of the warrants and the offer and sale of the shares of our common stock issued upon the exercise of the warrants from time to time, under Rule 415 under the Securities Act, in the over-the-counter market, in privately negotiated transactions, in underwritten offerings or by a combination of these methods for sale, and have agreed to use our best efforts to keep this registration statement effective until the date on which all of the warrants or shares of our common stock issued upon exercise of the warrants have been sold pursuant to this registration statement or the warrants have expired, though we are required to keep this registration statement effective so long as any affiliate of ours holds warrants or shares of our common stock issued upon exercise of the warrants.

   The warrants and the shares of our common stock issued upon the exercise of the warrants offered by this prospectus may be offered from time to time by the persons or entities named below:

                                        Number of                           Percentage
                                        Warrants                                of
                                          Owned   Number of    Number of    Outstanding
                                        Prior to  Warrants  Shares Issuable  Warrants
                                           The      to be    Upon Exercise  Owned After
Name and Address of Holder              Offering   Offered    of Warrants    Offering
American Express Trust Company........    3,525     3,525        35,047         --
3922 AXP Financial Center
Minneapolis, MN 55474
The Bank of New York..................   84,200    84,200       837,144         --
925 Patterson Plank Road
Secaucus, NJ 07094
Bankers Trust Company.................    7,920     7,920        78,743         --
648 Grassmere Park Drive
Nashville, TN 37211
Bear, Stearns Securities Corp.........    6,775     6,775        67,359         --
925 Patterson Plank Road
Secaucus, NJ 07094
Boston Safe Deposit and Trust Company.    6,630     6,630        65,918         --
c/o Mellon Bank, N.A.
Pittsburgh, PA 15259

                                 Number of                           Percentage
                                 Warrants                                of
                                   Owned   Number of    Number of    Outstanding
                                 Prior to  Warrants  Shares Issuable  Warrants
                                    The      to be    Upon Exercise  Owned After
Name and Address of Holder       Offering   Offered    of Warrants    Offering
Brown Brothers Harriman & Co...    1,100     1,100        10,937          --
63 Wall Street 8th Floor
New York, NY 10005
Chase Bank of Texas, N.A.......    4,210     4,210        41,857          --
P. O. Box 2558
Houston, TX 77252
Chase Manhattan Bank...........   10,025    10,025        99,672          --
4 New York Plaza
New York, NY 10004
Chase Manhattan Bank Trust.....    5,250     5,250        52,197          --
4 New York Plaza
New York, NY 10004
Citibank, N.A..................   25,850    25,850       257,009          --
3800 Citicorp Center Tampa
Tampa, FL 33610
Donaldson, Lufkin and Jenrette.   65,675    65,675       652,963          --
Securities Corporation
1 Pershing Plaza
Jersey City, NJ 07399
FirStar Bank, N.A..............    4,750     4,750        47,226          --
425 Walnet Street
Cincinnati, OH 45201
FUNB--Phila Main...............    2,750     2,750        27,341          --
123 South Broad Street
Philadelphia, PA 19109
Investors Bank & Trust.........   14,250    14,250       141,678          --
200 Clarendon Street
Boston, MA 02116
Mercantile--Safe Deposit &
Trust Company..................    1,600     1,600        15,908          --
766 Old Hammonds Ferry Road
Linthicum, MD 21090
Northern Trust Company.........    1,760     1,760        17,499          --
801 S. Canal
Chicago, IL 60607

                                 Number of                           Percentage
                                 Warrants                                of
                                   Owned   Number of    Number of    Outstanding
                                 Prior to  Warrants  Shares Issuable  Warrants
                                    The      to be    Upon Exercise  Owned After
Name and Address of Holder       Offering   Offered    of Warrants    Offering
PNC Bank, National Association.      490       490         4,872         --
1600 Market Street, 29th Floor
Philadelphia, PA 19103
SSB-Trust Custody..............    4,025     4,025        40,018         --
225 Franklin Street
Boston, MA 02110
State Street Bank and Trust
Company........................   34,255    34,255       340,575         --
1776 Heritage Drive
Quincy, MA 02171
Swiss American Securities,
Inc............................      150       150         1,491         --
100 Wall Street
New York, NY 10005
U.S. Bank National Association.   14,810    14,810       147,246         --
601 Second Avenue South
Minneapolis, MN 55402

   Because the selling holders may, under this prospectus, offer all or some portion of the warrants or the common stock issued upon exercise of the warrants, no estimate can be given as to the number of the warrants or shares of common stock issued upon exercise of the warrants that will be held by the selling holders upon termination of any sales. In addition, the selling holders above may have sold, transferred or otherwise disposed of all or any portion of their warrants, since the date on which they provided the information regarding their warrants, in transactions exempt from the registration requirements of the Securities Act. See "Plan of Distribution."

   Only selling holders identified above who beneficially own the securities set forth opposite each selling holder's name in the table above on the effective date of the registration statement of which this prospectus forms a part may sell those securities under the registration statement. Prior to any use of this prospectus in connection with an offering of the warrants and/or the shares of our common stock issued upon exercise of the warrants by any holder not identified above, this prospectus will be supplemented to set forth the name and number of warrants and/or shares of our common stock beneficially owned by the selling holder intending to sell such warrants and/or shares of common stock, and the number of warrants and/or shares of common stock to be offered. The prospectus supplement will also disclose whether any selling holder selling in connection with the prospectus supplement has held any position or office with, been employed by or otherwise has had a material relationship with, us or any of our subsidiaries or affiliates during the three years prior to the date of the prospectus supplement if this information has not been disclosed in this prospectus.

                            DESCRIPTION OF WARRANTS

   We issued the warrants pursuant to a warrant agreement with ChaseMellon Shareholder Services, L.L.C. as warrant agent. The following description is a summary of the material provisions of the warrant agreement. We urge you to read the warrant agreement because it defines your rights as a holder of these warrants.

General

   Each warrant entitles the holder to receive 9.94233 shares of our common stock, or warrant shares, at an exercise price of $5.50 per share. Assuming that all of the outstanding warrants are exercised, the holders of the warrants would be entitled to purchase approximately 4% of the issued and outstanding shares of our common stock on a fully diluted basis. The warrants will be exercisable at any time on or after July 15, 2001 and will automatically expire at 5:00 p.m. New York City time on July 15, 2010.

   The warrants may be exercised by surrendering the warrant certificates with the accompanying form of election to purchase, together with payment of the exercise price. Payment of the exercise price may be made at the holder's election:

  . by tendering senior discount notes having an aggregate accreted value or aggregate principal amount, plus any accrued and unpaid interest, equal to the exercise price; or

  .  in cash or by certified or official bank check to the order of iPCS.

Upon surrender of the warrant certificate and payment of the exercise price, we will deliver stock certificates representing the number of whole warrant shares to which the holder is entitled. If less than all of the warrants are to be exercised, a new warrant certificate will be issued for the remaining number of warrants. Holders of warrants will be able to exercise their warrants only if a registration statement relating to the common stock underlying the warrants is then in effect, or the exercise of such warrants is exempt from the registration requirements of the Securities Act or the securities laws of the states in which the various holders of the warrants reside.

   No fractional warrant shares will be issued upon exercise of the warrants. Instead, we will pay to the holder of the warrant an amount in cash equal to the current market value of any such fractional warrant shares less a corresponding fraction of the exercise price.

   In the event of the liquidation, dissolution or winding up of iPCS, the holders of the warrants will not be entitled to share in the assets of iPCS. If a bankruptcy or reorganization is commenced by or against iPCS, a bankruptcy court may hold that unexercised warrants are executory contracts which may be subject to rejection by iPCS and the holders of the warrants may, even if sufficient funds are available, receive nothing or less than they would be entitled to if they had exercised their warrants prior to the commencement of any such case.

   In the event of a taxable distribution to holders of iPCS common stock that results in an adjustment to the number of warrant shares, the holders of the warrants may, in certain circumstances, be deemed to have received a dividend subject to United States federal income tax. See "Certain United States Federal Income Tax Considerations."

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No Rights As Stockholders

   The holders of unexercised warrants will have no right to vote on matters submitted to our stockholders and will have no right to receive dividends.

Adjustments

   The number of warrant shares purchasable upon exercise of warrants will be subject to adjustment in several circumstances including, among others, the following:

  . the payment by us of dividends or other distributions;

  . changes in our capitalization;

  . the issuance of common stock or securities convertible into common stock at a price which is less than the then fair market value based upon the sale price to a party not related to us or a determination by our Directors who do not have an interest in this transaction, subject to limited exceptions; and

  . other events that could have the effect of depriving holders of the warrants of the benefit of all or a portion of the purchase rights evidenced by the warrants.

No adjustment need be made for any of the above transactions if holders of warrants participate in the transaction on a basis the Board of Directors determines to be fair and appropriate. In addition, no adjustment need be made for the adoption of a shareholder's rights plan or the issuance of rights under such a plan.

   In the case of a consolidation or merger of iPCS, or the sale of all or substantially all of the assets of iPCS to another corporation,

  . each warrant will then represent the right to receive the kind and amount of shares of stock or other securities or property to which the warrantholder would have been entitled had the warrant been exercised immediately prior to such transaction, and

  . if iPCS does not survive in any transaction, the surviving entity will assume the obligations of iPCS under the warrant agreement.

Reservation of Shares

   We have authorized and will at all times reserve and keep available such number of shares of iPCS common stock as will be issuable upon the exercise of all outstanding warrants.

Amendment

   From time to time, iPCS and the warrant agent, without the consent of the holders of the warrants, may amend or supplement the warrant agreement for several purposes, including curing defects or inconsistencies or making changes that do not adversely affect the legal rights of any warrantholder. Any amendment or supplement that adversely affects the legal rights of the warrantholders requires the written consent of a majority of the holders of the then outstanding warrants, excluding any warrants held by iPCS or any of its affiliates.

Reports

   So long as any of the warrants remain outstanding, we will, upon request, furnish to the registered holders of the warrants, all quarterly and annual financial information that would be

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required to be contained in a filing with the Securities and Exchange
Commission on Forms 10-Q and 10-K as if we were required to file such forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report by our certified independent accountants; and all current reports that would be required to be filed with the Securities and Exchange Commission, on Form 8-K as if we were required to file such reports. In addition, whether or not required by the rules and regulations of the Securities and Exchange Commission, we will file a copy of all such information and reports with the Securities and Exchange Commission for public availability, unless the Securities and Exchange Commission will not accept such a filing, and make such information available to securities analysts and prospective investors upon request.

Registration of the Warrant Shares

   Under the terms of the warrant registration rights agreement dated July 12, 2000, we agreed to:

  .  file the registration statement of which this prospectus is a part;

  . use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act within 180 days after the date of the closing of our unit offering; and

  . keep the shelf registration statement continuously effective until the date on which all of the warrants or shares of common stock issuable upon exercise of the warrants have been sold pursuant to the shelf registration statement or the warrants have expired.

   We may suspend the effectiveness of any shelf registration statement or amendment to the shelf registration statement, suspend the use of any prospectus and shall not be required to amend or supplement the shelf registration statement, any related prospectus or any document incorporated by reference other than an effective registration statement being used for an underwritten offering in the event that, and for periods not to exceed 60 consecutive days and no more than two times in any calendar year if:

  . an event or circumstance occurs and is continuing as a result of which the shelf registration statement, any related prospectus or any document incorporated by reference or proposed to be filed would, in our good faith judgment, contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in the light of the circumstances under which they were made, not misleading; and

    . we determine in our good faith judgment that the disclosure of such event at such time would have a material adverse effect on our business, operations, or prospects, or

    . the disclosure otherwise relates to a material business transaction or development which has not yet been publicly disclosed.

   Each holder of warrants or warrant shares that sells pursuant to the shelf registration statement generally will:

  . be required to be named as a selling holder in the related prospectus and to deliver a prospectus to the purchaser;

  . be subject the civil liability provisions under the Securities Act in connection with such shares;

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  .  be bound by the provisions of the warrant agreement which are applicable to such holder; and

  . be required to deliver information to be used in connection with the shelf registration statement.

Liquidated Damages

   The warrant agreement provides that if we fail to:

  . file a Shelf Registration Statement with respect to the common stock underlying the warrants within 90 days after the date of the closing of our unit offering,

  . use our reasonable best efforts to have the Securities and Exchange Commission declare the shelf registration statement effective within 180 days after the date of the closing of our unit offering, or

  . keep the shelf registration statement continuously effective until the date on which all of the warrants or warrant shares have been sold pursuant to the shelf registration statement or the warrants have expired, then in each case described above, each a warrant registration default, iPCS will be required to pay liquidated damages to each warrantholder from the first occurrence of a warrant registration default.

   The liquidated damages paid to each warrantholder will be equal to $0.03 per week per warrant for each week or portion of a week that the warrant registration default continues for the first 90-day period immediately following the warrant registration default. This amount will increase by an additional $0.02 per week per warrant with respect to each subsequent 90-day period, up to a maximum amount equal to $0.07 per week per warrant. The provision for liquidated damages will continue until the warrant registration default has been cured. iPCS will not be required to pay liquidated damages for more than one warrant registration default at any given time.

   Liquidated damages accrued as of January 15 or July 15 of each year will be payable on such date. All accrued liquidated damages shall be paid by iPCS to holders entitled to liquidated damages in accordance with the terms of the warrant registration rights agreement. No liquidated damages are currently payable.

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                          DESCRIPTION OF CAPITAL STOCK

General

   The following summarizes all of the material terms and provisions of our capital stock. We have 375,000,000 shares of authorized capital stock, including 300,000,000 shares of common stock, par value $0.01 per share, and 75,000,000 shares of preferred stock, par value $0.01 per share. As of December 31, 2000, there were 44,869,643 shares of common stock and 23,090,909 shares of convertible preferred stock issued and outstanding. As of that date there were seven holders of record of the outstanding shares of common stock and seventeen holders of record of the convertible preferred stock.

Common Stock

   The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and do not have any cumulative rights. Subject to the rights of the holders of any series of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. Holders of shares of common stock have no preemptive or other similar rights. If we liquidate, dissolve or wind up, the holders of shares of common stock are entitled to share ratably in the assets which are legally available for distribution, if any, remaining after the payment or provision for the payment of all debts and other liabilities and the payment and setting aside for payment of any preferential amount due to the holders of shares of any series of preferred stock.

Preferred Stock

   Under our certificate of incorporation, the board of directors is authorized, subject to certain limitations prescribed by law and without further stockholder approval, to issue up to an aggregate of 75,000,000 shares of preferred stock. The preferred stock may be issued in one or more series. Each series may have different rights, preferences and designations and qualifications, limitations and restrictions that may be established by our board of directors without approval from the stockholders. These rights, designations and preferences include:

  . number of shares to be issued;

  . dividend rights;

  . dividend rates;

  . conversion rights;

  . voting rights;

  . liquidation preferences; and

  . terms of redemption.

   If our board of directors decides to issue any preferred stock, it could have the effect of delaying or preventing another party from taking control of us. This is because the terms of the preferred stock could be designed to make it prohibitively expensive for any unwanted third-party to make a bid for our shares. We have no present plans to issue any shares of preferred stock.

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 Series A-1 Preferred Stock and Series A-2 Preferred Stock

   With respect to dividends and distributions upon our liquidation, winding-up and dissolution, the Series A-1 Preferred Stock ranks senior to our common stock and on parity with the Series A-2 Preferred Stock. In addition, upon our liquidation, holders of Series A-1 Preferred Stock and Series A-2 Preferred Stock will be entitled to receive a liquidation preference of approximately $50.0 million and $70.0 million, respectively, plus dividends of 7.5% per year.

   The Series A-1 Preferred Stock and Series A-2 Preferred Stock have a term which expires on July 12, 2011, and we will be obligated to redeem all outstanding shares of Series A-1 Preferred Stock and Series A-2 Preferred Stock on July 12, 2011 for an aggregate amount equal to their respective accrued liquidation preference. At any time and from time to time prior to the redemption date, holders of the Series A-1 Preferred Stock and Series A-2 Preferred Stock may, at their option, convert all or any such shares into shares of our common stock. The conversion price is subject to adjustment upon the occurrence of certain events, including the following:

  . certain issuances of additional shares of common stock, or securities convertible into shares of common stock, at a price below $5.50 per share;

  . a stock split or combination; and

  . certain dividends and distributions.

   Each share of Series A-1 Preferred Stock and Series A-2 Preferred Stock shall automatically convert into shares of our common stock upon the earlier to occur of the following:

  . the closing of an underwritten public offering of our common stock in which we receive aggregate gross proceeds of at least $50.0 million and in which the per share price at which such shares are sold in the offering is at least $11.00 per share, subject to adjustment;

  . upon our consummation of a transaction with a public company that results in a change of control; and

  . upon our consummation of a transaction with a private company that results in a change of control and with respect to which the investor group has not waived its right to receive the special dividend payable by us upon such change of control.

 Dividends

   Dividends shall be payable semiannually on each share of Series A-1 Preferred Stock and Series A-2 Preferred Stock at a rate of 7.5% per year and, when paid, shall be paid only in additional shares of Series A-1 Preferred Stock or Series A-2 Preferred Stock, respectively. Such dividends will accrue daily whether or not we have earnings or profit, whether or not there are funds legally available for payment of such dividends and whether or not dividends are declared. Dividends shall accumulate and compound semi-annually. In addition to the 7.5% dividend, when and if our Board of Directors declares a dividend payable with respect to the then outstanding shares of our common stock, the holders of the Series A-1 Preferred Stock and Series A-2 Preferred Stock shall be entitled to the amount of dividends per share as would be payable on the number of shares of our common stock into which such share of Series A-1 Preferred Stock or Series A-2 Preferred Stock could then be converted. Upon the occurrence of a change of control prior to July 12, 2005, we will be obligated to pay a special dividend to each holder of Series A-1 Preferred Stock and Series A-2 Preferred

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Stock, except as to any changes of control in connection with a business combination with a private company as to which the investor group waives its right to receive such dividend, in an amount equal to the amount of all unpaid dividends that would have been payable through July 12, 2005.

   With respect to our Series A-1 Preferred Stock and Series A-2 Preferred Stock, a "change of control" occurs upon the happening of any of the following events:

  . any person who is not currently a holder of our stock is or becomes a beneficial owner of more than 50% of the aggregate voting power of our securities;

  . Geneseo, Cambridge and their affiliates collectively do not beneficially own more shares of our voting securities than any other person, other than the investor group and its affiliates, which person beneficially owns more than 35% of our voting securities;

  . any transaction occurs that results in our stockholders immediately prior to such transaction being the holders of less than 50% of the aggregate voting power of the securities of the resulting company after such transaction;

  . a majority of the members of our Board of Directors consists of individuals who are neither members of the Board on the closing date or appointed by the investor group, full time employees or directors of one of our stockholders at such time or an individual who was requested to be placed on the Board by a stockholder;

  . a merger, consolidation, sale of assets or other similar business combination transaction is consummated and, as a direct result, Mr. Yager ceases to be our Chief Executive Officer or that of our successor; or

  . any liquidation, dissolution or winding up of us, or a dividend or distribution to our stockholders of more than 50% of our assets.

 Voting

   Holders of our Series A-1 Preferred Stock and Series A-2 Preferred Stock shall be entitled to vote on all matters submitted to a vote of our stockholders as if the holders of Series A-1 Preferred Stock and Series A-2 Preferred Stock had converted their shares immediately prior to the vote. In addition, the vote of at least a majority of the then outstanding shares of Series A-1 Preferred Stock or Series A-2 Preferred Stock, voting together as a single class, respectively shall be necessary for effecting or validating the following actions:

  . any amendment, alteration or change to the rights, preferences, privileges or powers of the Series A-1 Preferred Stock or Series A-2 Preferred Stock in any manner that adversely affects the shares of such series;

  . any increase or decrease in the total number of authorized or issued shares of Series A-1 Preferred Stock or Series A-2 Preferred Stock, other than the dividend issuances of such shares;

  . any authorization, creation or issuance of any senior or parity securities, other than in the case of the Series A-1 Preferred Stock, the issuance of Series A-2 Preferred Stock;

  . any redemption, acquisition or other purchase of any shares of our, or any of our subsidiary's, capital stock or other equity security, subject to some exceptions;

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  . any change of our certificate of incorporation or bylaws that would adversely affect the holders of the Series A-1 Preferred Stock or Series A-2 Preferred Stock; or

  . any voluntary liquidation, dissolution or winding up of us.

Warrants

 Sprint Warrants

   As additional consideration to Sprint Spectrum L.P. for its agreement to expand our initial territory by the additional 20 markets, we have issued to Sprint Spectrum L.P., or any of its designees controlled by, or under common control with, Sprint Spectrum L.P. warrants for 1,151,938 shares. The warrants are exercisable by Sprint Spectrum L.P. at an exercise price of $4.95 per share beginning on or after July 15, 2001 and expiring on July 15, 2007. Sprint Spectrum L.P. may transfer its rights with respect to the warrants only to a company that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with Sprint Spectrum L.P., and any warrants so transferred will be subject to the exercise time periods. At such time as we become eligible to file a registration statement on Form S-3, Sprint Spectrum L.P. will be entitled to demand registration rights for the underlying common stock until the common stock may be sold without registration.

Delaware Law and Certain Charter and By-Law Provisions

   We are subject to the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL"). Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a certain period of time. That period is three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained that status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes certain mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with his or her affiliates and associates, owns, or owned within three years prior, 15% or more of the corporation's voting stock.

   Our certificate of incorporation and by-laws provide for the division of the board of directors into three classes, as nearly equal in size as possible, with each class beginning its three year term in a different year. See "Management--Board of Directors." A director may be removed only for cause by the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of capital stock entitled to vote generally for the election of directors voting together as a single class.

   Our certificate of incorporation will also require a stockholder who intends to nominate a candidate for election or to raise new business at a stockholder meeting to give at least 90 days' advance notice to the Secretary. The notice provision will require a stockholder who desires to raise new business to provide us certain information concerning the nature of the new business, the stockholder and the stockholder's interest in the business matter. Similarly, a stockholder wishing to nominate any person for election as a director will need to provide us with certain information concerning the nominee and the proposing stockholder.

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   Our certificate of incorporation empowers our board of directors, when considering a tender offer or merger or acquisition proposal, to take into account factors in addition to potential economic benefits to stockholders. These factors may include:

  . comparison of the proposed consideration to be received by stockholders in relation to the then current market price of our capital stock, our estimated current value in a freely negotiated transaction and our estimated future value as an independent entity; and

  . the impact of a transaction on our employees, suppliers and customers and its effect on the communities in which we operate.

   The provisions described above could make it more difficult for a third-party to acquire control of us and, furthermore, could discourage a third-party from making any attempt to acquire control of us.

   Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders may be taken only at a duly called annual or special meeting of the stockholders, and that special meetings may be called only by the chairman of the board, president and chief executive officer or by the board pursuant to a resolution adopted by a majority of the board of directors, or as otherwise provided in the by-laws. These provisions could have the effect of delaying until the next annual stockholders meeting stockholder actions that are favored by the holders of a majority of the outstanding voting securities. These provisions may also discourage another person or entity from making an offer to stockholders for the common stock. This is because the person or entity making the offer, even if it acquired a majority of our outstanding voting securities, would be unable to call a special meeting of the stockholders and would further be unable to obtain unanimous written consent of the stockholders. As a result, any meeting as to matters they endorse, including the election of new directors or the approval of a merger, would have to wait for the next duly called stockholders meeting.

   The DGCL provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless the corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our certificate of incorporation requires the affirmative vote of the holders of at least 80% of the outstanding voting stock to amend or repeal any of the provisions of the certificate of incorporation described above. The 80% vote is also required to amend or repeal any of our by-law provisions described above. The by-laws may also be amended or repealed by the board of directors. The 80% stockholder vote would be in addition to any separate vote that each class of preferred stock is entitled to that might in the future be required in accordance with the terms of any preferred stock that might be outstanding at the time any amendments are submitted to stockholders.

Transfer Agent and Registrar

   The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services, L.L.C.

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            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

   This general discussion of certain U.S. federal income and estate tax considerations relates to the acquisition, ownership and disposition of a warrant, and of a share of common stock acquired upon exercise of a warrant. If you:

  . acquired the original warrant for cash on its original issuance at the issue price of the unit consisting of an original note and original warrants; or

  . if you hold the warrant and any common stock acquired on exercise of the warrant as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, you are subject to this discussion.

   This discussion is based upon the Internal Revenue Code, Treasury regulations, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, each of which is subject to change at any time by legislative, administrative, or judicial action, possibly with retroactive effect. The discussion does not discuss every aspect of U.S. federal income and estate taxation that may be relevant to a particular taxpayer in light of its personal circumstances or to persons who are otherwise subject to special tax treatment. For example, you may be subject to special rules not discussed here if you are:

  . a bank or a broker-dealer;

  . an insurance company;

  . a pension or other employee benefit plan;

  . a tax exempt organization or entity;

  . a U.S. expatriate;

  . a trader in securities that elects mark-to-market accounting treatment;

  . a person holding warrants or common stock as a part of a hedging or conversion transaction or a straddle;

  . a hybrid entity or an owner of interests therein; or

  . a holder whose functional currency is not the U.S. dollar.

   In addition, this discussion does not address the effect of any applicable foreign, state, local or other tax laws. We have not sought and will not seek any rulings from the Internal Revenue Service concerning the tax consequences of the acquisition, ownership or disposition of a warrant or a share of common stock acquired on exercise of a warrant and, accordingly, we cannot assure you that the Internal Revenue Service will not successfully challenge the tax consequences described below. We urge you to consult your tax advisor with respect to the U.S. federal income and estate tax considerations relevant to holding and disposing of a warrant or a share of common stock as well as any tax considerations applicable under the laws of any foreign, state, local or other taxing jurisdiction.

U.S. Holders

   If you are a "U.S. Holder," as defined below, this section applies to you. Otherwise, the section "Non-U.S. Holders" applies to you. You are a U.S. Holder if you are the beneficial owner of a

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warrant or share of common stock acquired on exercise of a warrant and you are:

  . a citizen or resident of the United States, including an individual deemed to be a resident alien under the "substantial presence" test of
    Section 7701(b) of the Code;

  . a corporation or partnership, including an entity treated as a corporation or partnership for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia, unless, in the case of a partnership, Treasury regulations provide otherwise;

  . an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

  . a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust. Notwithstanding the preceding clause, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as U.S. persons prior to that date that elect to continue to be treated as U.S. persons, shall also be considered U.S. persons.

   Tax Treatment of Warrants. A U.S. Holder will recognize gain or loss upon a sale, redemption, lapse or other taxable disposition of a warrant in an amount equal to the difference between the sum of the amount of cash and the fair market value of any property received for the warrant and the U.S. Holder's tax basis in the warrant. A U.S. Holder's tax basis in a warrant will equal that portion of the issue price of a unit consisting of a note and a warrant that was allocated to the warrant based upon the relative fair market values of the note and the warrants comprising the unit. Because the unit was issued for money, the "issue price" of the unit was the first price at which a substantial amount of the units was sold for money. For purposes of determining the issue price of the units, sales to bond houses, brokers, or similar persons or organizations acting in the capacity as underwriters, placement agents or wholesalers are ignored.

   Under Treasury regulations, we have allocated the issue price of the units between the notes and the warrants. That allocation will be binding on all holders of units, unless a holder explicitly discloses on a form prescribed by the IRS and attached to the holder's timely-filed U.S. federal income tax return for the taxable year that includes the acquisition date of the unit that its allocation of the issue price of a unit is different from the issuer's allocation. Our allocation is not, however, binding on the IRS. Based on our allocation, the initial tax basis of each warrant was $34.43.

   The gain or loss upon a sale, redemption, lapse or other taxable disposition of a warrant will be capital gain or loss if the common stock to which the warrant relates would be a capital asset in the hands of the warrantholder and will be long-term capital gain or loss if the holding period for the warrant exceeds one year. If the warrants are not exercised and are allowed to expire, the warrants will be deemed to have been sold or exchanged on the expiration date resulting in a loss equal to the U.S. Holder's tax basis in the warrants. Any loss to the U.S. Holder will be a capital loss, and the classification of the loss as long-term or short-term will depend upon the date the warrants were acquired and the length of time the warrants were held. We will not recognize any gain or loss upon the termination, exercise or expiration of any warrants.

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   No gain or loss will be recognized to a U.S. Holder of warrants on such holder's purchase of the common stock for cash upon exercise of the warrants other than any gain or loss attributable to the receipt of cash in lieu of a fractional share of common stock upon exercise. The initial adjusted tax basis of the common stock so acquired would be equal to the adjusted tax basis of the exercised warrants plus the exercise price less any cash received in lieu of a fractional share. For tax purposes, the holding period of the common stock acquired upon the exercise of the warrants will not include the holding period of the warrants.

   A U.S. Holder who exercises warrants without payment of cash pursuant to a cashless exercise will not recognize gain or loss upon such exercise, and a U.S. Holder's basis in the common stock received in the cashless exercise will equal such holder's basis in the warrants surrendered therefor. With respect to a cashless exercise of a warrant, a U.S. Holder may be able to take the position that the holding period of shares of common stock received in exchange for the surrender of one or more warrants includes the holding period of the warrants so surrendered.

   An adjustment to the exercise price of the warrants, or the failure to make an adjustment, in certain circumstances, may result in a constructive distribution to the holders of the warrant that could be taxable as a dividend under Section 305 of the Code. In that event, a holder's tax basis in the warrant would increase by the amount of the dividend.

   Payments on warrant registration default. We believe that if liquidated damages are in fact paid to holders of warrants because of a warrant registration default, the additional amounts so paid would be taxable to a U.S. Holder as ordinary income in accordance with such holder's method of accounting.

   Tax Treatment of Common Stock Acquired on Exercise of a Warrant. Cash distributed on common stock will be treated as a dividend to the extent of our current and accumulated earnings and profits attributable to the distribution as determined under U.S. federal income tax principles. If the amount of a distribution exceeds our current and accumulated earnings and profits attributable to the distribution, the distribution next will be treated as a nontaxable return of capital and will be applied against and reduce your adjusted tax basis in the common stock, but not below zero. If the distribution exceeds both our current and accumulated earnings and profits attributable to the distribution and your adjusted tax basis in your common stock, the excess will be treated as capital gain and will be either long-term or short-term capital gain depending on whether your holding period for that common stock is or not more than one year.

   Corporate holders of common stock generally should be eligible for the 70% dividends-received deduction with respect to the portion of any distribution on the stock taxable as a dividend. However, corporate investors should consider certain provisions that may limit the availability of a dividends-received deduction, including but not limited to the holding period rules of section 246(c) of the Internal Revenue Code, the rules of section 246A that reduce the dividends-received deduction on dividends on certain debt-financed stock, and the rules in section 1059 of the Internal Revenue Code that reduce the basis of stock and may require recognition of taxable gain in respect of certain extraordinary dividends, as well as the effect of the dividends-received deduction on the determination of alternative minimum tax liability.

   If you sell or dispose of your common stock in a taxable transaction, you will recognize capital gain or loss equal to the difference between the sum of the cash and the fair market value of any property received and your tax basis in the common stock. A U.S. Holder's tax basis in shares of common stock acquired upon exercise of a warrant will be determined in the manner set forth in "--U.S. Holders--Tax Treatment of Warrants" above. The gain or loss will be long-term capital gain or loss if your holding period for your stock exceeds one year. For corporate taxpayers, long-term capital gains are taxed at the same rate as ordinary income. For individual taxpayers, net capital gains--the excess of the taxpayer's net long-term capital gains over short-term capital losses--are subject to a maximum tax rate of 20%. The deductibility of capital losses is restricted and generally may be used only to reduce capital gains to the extent thereof.

   Information Reporting; Backup Withholding. We are required to furnish to record holders of common stock, other than corporations and other exempt holders, and to the Internal Revenue Service, information with respect to dividends paid on the common stock.

   Certain U.S. Holders may be subject to backup withholding at the rate of 31% with respect to dividends paid on common stock or with respect to proceeds received from a disposition of a warrant or a share of common stock. Generally, backup withholding applies only if:

  . the payee fails to furnish a correct taxpayer identification number to the payor in the manner required or fails to demonstrate that it otherwise qualifies for an exemption;

  . the Internal Revenue Service notifies the payor that the taxpayer identification number furnished by the payee is incorrect;

  . the payee has failed to report properly the receipt of a "reportable payment" on one or more occasions, and the Internal Revenue Service has notified the payor that withholding is required; or

  . the payee fails in certain circumstances, to provide a certified statement, signed under penalties of perjury, that the taxpayer identification number furnished is the correct number and that the holder is not subject to backup withholding.

   Backup withholding is not an additional tax but, rather, is a method of tax collection. A U.S. Holder will be entitled to credit any amount withheld under the backup withholding rules against its actual tax liability, provided the required information is furnished to the Internal Revenue Service.

Non-U.S. Holders

   The following discussion is limited to U.S. federal income and estate tax consequences relevant to a Non-U.S. Holder. As used herein, a "Non-U.S. Holder" is a beneficial owner of a warrant, or share of common stock acquired on exercise of a warrant, that, for U.S. federal income tax purposes, is

  . a nonresident alien individual;

  . a corporation or partnership (or an entity treated as a corporation or partnership) created or organized in or under the law of a country (or a political subdivision thereof) other than the United States; or

  . a foreign estate or trust, which generally is an estate or trust that is not a U.S. Holder.

   For purposes of the withholding tax discussed below other than backup withholding, a Non-U.S. Holder includes a nonresident fiduciary of an estate or trust. This discussion does not address tax consequences relevant to an expatriate or former long-term resident of the United States or to a person who holds a warrant or share of common stock through a partnership. A person who holds a warrant or share of common stock through a hybrid entity (that is, an entity that is fiscally transparent for U.S. federal income tax purposes but not for foreign tax purposes) may not be entitled to the benefits of a tax treaty. For example, a person who is a partner in a foreign partnership or beneficiary of a foreign trust or estate and who is subject to U.S. federal income tax because of his own status, for example, as a U.S. resident or a foreign person engaged in trade or business in the United States, may be subject to U.S. federal income tax even though the foreign partnership, trust or estate is not itself subject to U.S. federal income tax.

   For purposes of the following discussion, "U.S. trade or business income" of a Non-U.S. Holder generally means a dividend on common stock or gain on a sale, exchange or retirement of a warrant or share of common stock if the dividend or gain is

  . effectively connected with a trade or business conducted by the Non-U.S.
    Holder within the United States, and

  . in most cases of a resident of a country with which the United States has an income tax treaty, attributable to a permanent establishment (or fixed base) of the Non-U.S. Holder in the United States.

   Tax Treatment of Warrants. The cash exercise of a warrant will not, and the cashless exercise of a warrant should not, be a taxable disposition of the warrant for the exercising Non-U.S. Holder, except with respect to cash, if any, received in lieu of a fractional share. The Internal Revenue Service may argue, however, that the surrender of one or more warrants in payment of the exercise price of another warrant upon a cashless exercise results in a taxable disposition to the exercising Non-U.S. Holder in an amount equal to the difference between the exercise price deemed paid and the tax basis in the warrants surrendered as a payment of the exercise price. In general, a Non-U.S. Holder will not be subject to U.S. federal income tax upon a taxable disposition of a warrant, except as described in "Certain United States Federal Income Tax Considerations--Non-U.S. Holders--Taxable Disposition of a Warrant or Share of Common Stock" below.

   An adjustment to the exercise price of the warrants, or the failure to make an adjustment, in certain circumstances may result in a constructive distribution to the holders of the warrants that could be taxable as a dividend under Section 305 of the Code. In that event, a holder's tax basis in the warrant would increase by the amount of the dividend.

   Payments on warrant registration default. We believe that liquidated damages paid in the case of a warrant registration default will be characterized as ordinary income consistent with the discussion above under "--U.S. Holders--Tax Treatment of Warrants--Payments on warrant registration default". A Non-U.S. Holder will be subject to a 30% U.S. withholding tax on such payments, unless such payments are income effectively connected with a United States trade or business of the Non-U.S. Holder, in which case such payments would be subject to U.S. federal income tax on a net basis unless exempt pursuant to a tax treaty because such payments are not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

   Dividends on Common Stock. If a warrant is exercised, a Non-U.S. Holder of common stock generally will be subject to withholding of U.S. federal income tax on actual or deemed dividend distributions at a 30% rate or a lower rate that an applicable income tax treaty may specify. If a dividend were considered to be income effectively connected with a Non-U.S. Holder's conduct of a United States trade or business, the dividend would not be subject to this withholding but, as described below, would be subject to U.S. federal income tax on a net basis unless exempt pursuant to a tax treaty because it is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder. Non-U.S. Holders should consult their tax advisors on their entitlement to benefits under a relevant income tax treaty. For dividends paid after December 31, 2000, a Non-U.S. Holder of common stock that claims the benefit of an income tax treaty rate generally will be required to satisfy applicable certification and other requirements. A Non-U.S. Holder of common stock that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

   Dividends that are U.S. trade or business income are generally subject to U.S. federal income tax on a net income basis at graduated rates in the same manner that a U.S. taxpayer is subject to tax and will be exempt from the withholding tax described above. In the case of a Non-U.S. Holder that is a corporation, U.S. trade or business income under circumstances also will be subject to an additional branch profits tax at a 30% rate or, if applicable, a lower treaty rate. To claim an exemption from withholding because a dividend is U.S. trade or business income, a Non-U.S. Holder must satisfy applicable certification and other requirements.

   Taxable Disposition of a Warrant or Share of Common Stock. Subject to the discussion below of backup withholding, you generally will not be subject to U.S. federal income tax on any gain recognized upon a sale, redemption, lapse or other taxable disposition of a warrant or upon a sale, exchange or other taxable disposition of our common stock. However, you will be subject to federal income tax on the gain if:

  . the gain is U.S. trade or business income in which case, if you are a foreign corporation or a foreign entity treated as a corporation, you may also be subject to the branch profits tax at a 30% rate or, if applicable, a lower treaty rate;

  . you are a non-resident alien individual, you are present in the United
    States for 183 or more days in the taxable year of disposition and either
    (a) you have a "tax home" in the United States for U.S. federal income tax purposes or (b) the gain is attributable to an office or other fixed place of business you maintain in the United States; or

  . we are a "United States real property holding corporation" within the meaning of section 897(c) of the Internal Revenue Code, or we have been a United States real property holding corporation at any time during the shorter of the five year period ending on the date of your sale or other disposition and the period you have held the warrant or common stock that is sold or otherwise disposed of. We believe that we currently are not a United States real property holding corporation, and we do not anticipate becoming one. No assurance, however, can be provided that we will not become a United States real property holding corporation in the future.

   A Non-U.S. Holder's tax basis in a warrant will be equal to the portion of the holder's tax basis in a unit that is allocated to the note and the warrant as described in "Certain United States Federal Income Tax Considerations--U.S. Holders--Tax Treatment of Warrants" above. A Non-U.S. Holder's tax basis in shares of common stock acquired upon exercise of a warrant will be determined in the manner set forth in "--U.S. Holders--Tax Treatment of Warrants" above.

   Federal Estate Tax. In the case of an individual who is not a citizen of the United States and who is not domiciled in the United States at the time of death,

  . a warrant that is owned, or treated as owned, at the time of death may be subject to U.S. federal estate tax, except as an applicable estate tax treaty provides to the contrary; and

  . a share of our common stock will be subject to U.S. federal estate tax, except as an applicable estate tax treaty provides to the contrary.

   In the case of an individual who is not a citizen of the United States but who is domiciled in the United States at the time of death, a warrant and a share of our common stock will be subject to U.S. federal estate tax, regardless of whether the individual is not a resident of the United States, except as an applicable estate tax treaty provides to the contrary.

   Information Reporting; Backup Withholding. In the case of payments of dividends on shares of our common stock, we generally must report to the Internal Revenue Service the total amount of tax withheld from dividends distributed to Non-U.S. Holders. In addition, we must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends distributed to and the tax withheld with respect to such holder. Backup withholding generally will not apply to dividends distributed to Non-U.S. Holders that are subject to the 30% withholding tax discussed above or that are not so subject because a tax treaty applies that reduces or eliminates such withholding.

   Under temporary U.S. Treasury Department regulations, these information reporting and backup withholding requirements will apply, however, to the gross proceeds paid to a Non-U.S. Holder on the disposition of the warrants or shares of common stock by or through a United States office of a United States or foreign broker, unless the holder certifies to the broker under penalties of perjury as to its name, address and status as a foreign person or the holder otherwise establishes an exemption and provided that the broker does not have actual knowledge that the holder is a United States person or that the conditions of any other exemption are not in fact satisfied. Information reporting requirements, but not backup withholding, will also apply to a payment of the proceeds of a disposition of the warrants or shares of common stock by or through a foreign office of a United States broker or foreign brokers with certain types of relationships to the United States, unless such broker has documentary evidence in its file that the holder of the warrants or shares of common stock is not a United States person and such broker has no actual knowledge to the contrary or the holder otherwise establishes an exception. Neither information reporting nor backup withholding generally will apply to a payment of the proceeds of a disposition of the warrants or shares of common stock by or through a foreign office of a foreign broker that is not subject to the preceding sentence.

   The U.S. Treasury Department recently promulgated final regulations regarding the withholding and information reporting rules relating to Non-U.S. Holders discussed above. In general, the final regulations do not significantly alter the substantive withholding and information reporting requirements but rather unify current certification procedures and forms and clarify reliance standards. The final regulations are generally effective for payments made after December 31, 2000, subject to certain transition rules. Non-U.S. Holders should consult their own tax advisors with respect to the impact, if any, of the new final regulations.

   Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or as a credit against the Non-U.S. Holder's U.S. federal income tax liability, provided the requisite procedures are followed.

                              PLAN OF DISTRIBUTION

   The warrants and the shares of our common stock issued upon the exercise of the warrants offered hereby may be sold by the warrantholders from time to time in:

  . transactions in the over-the-counter market;

  . negotiated transactions;

  . underwritten offerings; or

  . a combination of such methods of sale.

   The warrantholders may sell the warrants and the shares of our common stock issued upon the exercise of the warrants at:

  . fixed prices which may be changed;

  . market prices prevailing at the time of sale;

  . prices related to prevailing market prices; or

  . negotiated prices.

   The warrantholders may effect these transactions by selling the warrants and shares of our common stock issued upon the exercise of the warrants to or through broker-dealers, and these broker-dealers may receive compensation in the form of discounts, concessions or commissions from the warrantholders and/or the purchasers of the warrants for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

   We are required to keep this registration statement effective until the earlier of:

     (1) July 15, 2010;

     (2) the date on which all of the warrants shall have been exercised; or

     (3) the date on which all of the warrants or shares of our common stock issued upon exercise of the warrants can be sold without registration under the Securities Act of 1933 and without restriction as to the manner, timing or volume of any such sale.

However, as long as any affiliate of ours holds warrants or shares of our common stock issued upon exercise of the warrants, we will be required to keep this registration statement effective.

   In order to comply with the applicable securities laws of particular states, if applicable, the warrants and shares of our common stock will be sold in the jurisdictions only through registered or licensed brokers or dealers. In addition, in particular states, the warrants and shares of our common stock may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

   The warrantholders and any broker-dealers or agents that participate with the warrantholders in the distribution of the warrants or the shares of our common stock issued upon the exercise of the warrants may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions received by them and any profit on the resale of the warrants or the shares of our common stock issued upon the exercise of the warrants purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

   Each warrantholder will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of shares of our common stock by the warrantholders.

   We will pay for all costs of the registration of the warrants, including, without limitation, SEC filing fees and expenses of compliance with state securities or "blue sky" laws; except that, the selling holders will pay all underwriting discounts and selling commissions, if any. We have agreed to indemnify the selling holders against particular civil liabilities, including some liabilities under the Securities Act of 1933, or we will compensate them for some of these liabilities incurred in connection therewith.

                      WHERE YOU CAN FIND MORE INFORMATION

   As a result of our registration of our senior discount notes, we will be subject to the periodic reporting and other informational requirements of the Exchange Act of 1934. We will file annual, quarterly and special reports and other information with the SEC. In addition, we have agreed pursuant to the warrant agreement, whether or not we are required to do so by the rules and regulations of the SEC, for so long as any warrants remain outstanding, to furnish to the Warrant Agent and the holders of the warrants and file with the SEC, unless the SEC will not accept such a filing,

  . all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if we were required to file such forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by our certified independent public accountants and

  . all reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports.

In addition, for so long as any of our senior discount notes remain outstanding, we have agreed to make available to any prospective purchaser or beneficial owner of any of those securities in connection with any sale thereof, the information required by Rule 144A(d)(4) under the Securities Act.

   We have filed a registration statement on Form S-1 with the SEC to register under the Securities Act the resale of the warrants and the offer and sale of the common stock issuable upon exercise of the warrants. This prospectus constitutes a part of that registration statement. As allowed by the SEC's rules, this prospectus does not contain all the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. Please refer to the registration statement and related exhibits and schedules filed therewith for further information with respect to us and the warrants and common stock offered hereby. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement or otherwise filed by us with the SEC and each such statement is qualified in its entirety by such reference.

   You may read and copy any document we file at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C. 20549, at 7 World Trade Center, Suite 1300, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at: http://www.sec.gov. This information is available without charge upon written or oral request to:

                                   iPCS, Inc.
                         1900 East Golf Road, Suite 900
                           Schaumburg, Illinois 60173
                       Attention: Chief Financial Officer
                                 (847) 944-2900

   You should rely only on the information provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We may not make an offer of the warrants and common stock in any state where the offer is not permitted. The delivery of this prospectus does not, under any circumstances, mean that there has not been a change in our affairs since the date of this prospectus. It also does not mean that the information in this prospectus is correct after this date.

                                 LEGAL MATTERS

   Mayer, Brown & Platt, Chicago, Illinois will pass upon the validity of, and certain legal matters concerning, the warrants and common stock.

                                    EXPERTS

   The consolidated financial statements of iPCS, Inc. and Subsidiaries and Predecessor as of September 30, 2000 and December 31, 1999, and for the nine-month period ended September 30, 2000 and for the period from January 22, 1999 (date of inception) through December 31, 1999, included in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR
                         Index To Financial Statements

                                                                          Page
Independent Auditors' Report............................................. F-1

Consolidated Balance Sheets as of September 30, 2000 and December 31,
 1999.................................................................... F-2

Consolidated Statements of Operations for the Nine-Month Period Ended
 September 30, 2000, for the Period from January 22, 1999 (date of inception) through September 30, 1999 (unaudited) and for the Period from January 22, 1999 (date of inception) through
 December 31, 1999....................................................... F-3

Consolidated Statements of Redeemable Preferred Stock and Equity for the
 Nine-Month Period Ended September 30, 2000 and for the Period from
 January 22, 1999 (date of inception) through December 31, 1999.......... F-4

Consolidated Statements of Cash Flows for the Nine-Month Period Ended
 September 30, 2000, for the Period from January 22, 1999 (date of inception) through September 30, 1999 (unaudited) and for the Period from January 22, 1999 (date of inception) through
 December 31, 1999....................................................... F-5

Notes to Consolidated Financial Statements............................... F-6

                          INDEPENDENT AUDITORS' REPORT

iPCS, Inc.
Schaumburg, Illinois

   We have audited the accompanying consolidated balance sheets of iPCS, Inc. and Subsidiaries and Predecessor (the "Company") as of September 30, 2000 and December 31, 1999, and the related consolidated statements of operations, redeemable preferred stock and equity, and of cash flows for the nine-month period ended September 30, 2000 and for the period from January 22, 1999 (date of inception) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2000 and December 31, 1999, and the results of its operations and its cash flows for the nine-month period ended September 30, 2000 and for the period from January 22, 1999 (date of inception) through December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Davenport, Iowa
November 14, 2000, except for Note 18,
as to which the date is December 29, 2000
                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR
                          CONSOLIDATED BALANCE SHEETS
                       (In thousands, except share data)

                                                      September 30, December 31,
                                                          2000          1999
                       Assets
Current Assets:
 Cash and cash equivalents...........................   $108,233      $ 2,733
 Accounts receivable, less allowance: 2000--$169;
  1999--$1...........................................      3,405           92
 Other receivables...................................        180           39
 Inventories.........................................        705          927
 Prepaid expenses and other assets...................      2,691          432
                                                        --------      -------
  Total current assets...............................    115,214        4,223

Property and equipment including construction in
 progress, net.......................................    100,359       39,106
Financing costs, less accumulated amortization:
 2000--$205; 1999--$66...............................      9,818        1,514
Intangible assets, net...............................     14,835          --
                                                        --------      -------
  Total assets.......................................   $240,226      $44,843
                                                        ========      =======

 Liabilities, Redeemable Preferred Stock and Equity
Current Liabilities:
 Accounts payable....................................   $ 18,960      $ 3,839
 Accrued expenses....................................      1,473          393
 Accrued interest....................................        --           265
 Deferred revenue....................................        521          --
 Advance on tower sales..............................      1,250        2,000
                                                        --------      -------
  Total current liabilities..........................     22,204        6,497

Deferred gain on tower sales.........................      4,704        1,655
Accrued interest.....................................      2,827          --
Long-term debt.......................................    129,794       27,571
                                                        --------      -------
  Total liabilities..................................    159,529       35,723
                                                        --------      -------

Redeemable preferred stock, $0.01 par value;
 75,000,000 shares authorized; 9,090,909 shares
 issued and outstanding..............................     47,268          --
                                                        --------      -------

Commitments and Contingencies

Equity:
 Common stock, $0.01 par value; 300,000,000 shares
  authorized; 44,869,643 shares issued and
  outstanding........................................        449          --
 Additional paid in capital..........................     79,403          --
 Contributed capital--Predecessor Company............        --        13,500
 Unearned compensation...............................     (6,041)         --
 Accumulated deficit.................................    (40,382)      (4,380)
                                                        --------      -------
  Total equity.......................................     33,429        9,120
                                                        --------      -------
  Total liabilities, redeemable preferred stock and
   equity............................................   $240,226      $44,843
                                                        ========      =======


                See notes to consolidated financial statements.

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                       (In thousands, except share data)

                                             For the Period from For the Period from
                                              January 22, 1999    January 22, 1999
                          For the Nine-Month (date of inception) (date of inception)
                             Period Ended          through             through
                          September 30, 2000 September 30, 1999   December 31, 1999
                                                 (Unaudited)
Revenues:
 Service................      $   10,746         $      --           $       71
 Equipment and other....           1,892                --                  144
                              ----------         ----------          ----------
  Total revenues........          12,638                --                  215
                              ----------         ----------          ----------
Operating Expenses:
 Cost of service
  (excluding non-cash
  compensation of $106
  in 2000)..............           9,981                531               1,695
 Cost of equipment......           5,097                --                  484
 Selling (excluding non-
  cash compensation of
  $71 in 2000)..........           5,695                143                 778
 General and
  administrative:
  Non-cash compensation.          10,686                --                  --
  Taxes on non-cash
   compensation.........           1,567                --                  --
  Other general and
   administrative.......           4,694                844               1,520
 Depreciation and
  amortization..........           5,549                 16                 381
                              ----------         ----------          ----------
  Total operating
   expenses.............          43,269              1,534               4,858
                              ----------         ----------          ----------
Loss from operations....         (30,631)            (1,534)             (4,643)
Other Income (Expense):
 Interest income........           1,949                 56                  89
 Interest expense.......          (6,259)                (7)                --
 Other income...........             424                202                 174
                              ----------         ----------          ----------
Loss Before
 Extraordinary Item.....         (34,517)            (1,283)             (4,380)
Extraordinary item--loss
 on early
 extinguishment of debt.          (1,485)               --                  --
                              ----------         ----------          ----------
Net Loss................      $  (36,002)        $   (1,283)         $   (4,380)
                              ==========         ==========          ==========
Loss before
 extraordinary item.....      $  (34,517)        $   (1,283)         $   (4,380)
Beneficial conversion
 feature related to
 redeemable preferred
 stock..................         (46,387)               --                  --
Dividends and accretion
 on redeemable preferred
 stock..................            (881)               --                  --
                              ----------         ----------          ----------
Loss available to common
 stockholders...........         (81,785)            (1,283)             (4,380)
Extraordinary item......          (1,485)               --                  --
                              ----------         ----------          ----------
Net loss available to
 common stockholders....      $  (83,270)        $   (1,283)         $   (4,380)
                              ==========         ==========          ==========

Pro forma weighted
 average common shares
 outstanding
 (unaudited)............      44,869,643         44,869,643          44,869,643
                              ==========         ==========          ==========

Pro forma basic and
 diluted loss per share
 of common stock
 (unaudited):
 Loss available to
  common stockholders
  before extraordinary
  item..................      $    (1.83)        $    (0.03)         $    (0.10)
 Extraordinary item.....      $    (0.03)               --                  --
 Net loss available to
  common stockholders...      $    (1.86)        $    (0.03)         $    (0.10)


                See notes to consolidated financial statements.

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR
       CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND EQUITY
                       (In thousands, except share data)

                                                                                                   Contributed
                                                       Redeemable                       Additional  Capital -
                                                     Preferred Stock    Common Stock     Paid in   Predecessor   Unearned
                                                     Shares   Amount    Shares   Amount  Capital     Company   Compensation
BALANCE AT JANUARY 22, 1999
 (DATE OF INCEPTION).................                     --  $   --         --   $--    $    --    $    --      $    --
 Members' contributions..............                     --      --         --    --         --      13,500          --
 Net loss............................                     --      --         --    --         --         --           --
                                                                                                    --------
BALANCE AT JANUARY 1, 2000...........                     --      --         --    --         --      13,500          --
 Members' contributions from January
  1, 2000 to July 11, 2000...........                     --      --         --    --         --      16,500          --
 Issuance of 1.5% interest in
  Predecessor Company to Mr. Yager...                     --      --         --    --         --       8,480          --
 Reorganization of Predecessor
  Company to C Corporation...........                     --      --  44,869,643   449     38,031    (38,480)         --
 Sale of redeemable preferred stock..               9,090,909  46,387        --    --         --         --           --
 Beneficial conversion feature
  related to redeemable preferred
  stock..............................                     --      --         --    --      46,387        --           --
 Accretion of redeemable preferred
  stock beneficial conversion
  feature............................                     --      --         --    --     (46,387)       --           --
 Accrued dividends on redeemable
  preferred stock....................                     --      812        --    --        (812)       --           --
 Accretion to redemption amount of
  redeemable preferred stock.........                     --       69        --    --         (69)       --           --
 Grant of stock options..............                     --      --         --    --       8,247        --        (8,247)
 Amortization of unearned
  compensation.......................                     --      --         --    --         --         --         2,206
 Issuance of warrants in connection
  with the senior discount notes.....                     --      --         --    --      24,859        --           --
 Issuance of warrants to Sprint PCS..                     --      --         --    --       9,147        --           --
 Net loss............................                     --      --         --    --         --         --           --
                                                    --------- ------- ----------  ----   --------   --------     --------
BALANCE AT SEPTEMBER 30, 2000........               9,090,909 $47,268 44,869,643  $449   $ 79,403   $    --      $ (6,041)
--------------------------------------------------
                                                    ========= ======= ==========  ====   ========   ========     ========
                                                    Accumulated
                                                      Deficit
BALANCE AT JANUARY 22, 1999
 (DATE OF INCEPTION).................                $    --
 Members' contributions..............                     --
 Net loss............................                  (4,380)
                                                    -----------
BALANCE AT JANUARY 1, 2000...........                  (4,380)
 Members' contributions from January
  1, 2000 to July 11, 2000...........                     --
 Issuance of 1.5% interest in
  Predecessor Company to Mr. Yager...                     --
 Reorganization of Predecessor
  Company to C Corporation...........                     --
 Sale of redeemable preferred stock..                     --
 Beneficial conversion feature
  related to redeemable preferred
  stock..............................                     --
 Accretion of redeemable preferred
  stock beneficial conversion
  feature............................                     --
 Accrued dividends on redeemable
  preferred stock....................                     --
 Accretion to redemption amount of
  redeemable preferred stock.........                     --
 Grant of stock options..............                     --
 Amortization of unearned
  compensation.......................                     --
 Issuance of warrants in connection
  with the senior discount notes.....                     --
 Issuance of warrants to Sprint PCS..                     --
 Net loss............................                 (36,002)
                                                    -----------
BALANCE AT SEPTEMBER 30, 2000........                $(40,382)
--------------------------------------------------
                                                    ===========

                See notes to consolidated financial statements.

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                      For the
                                                         For the    Period from
                                                       Period from  January 22,
                                                       January 22,   1999 (date
                                        For the Nine- 1999 (date of      of
                                        Month Period   inception)    inception)
                                            Ended        through      through
                                        September 30, September 30, December 31,
                                            2000          1999          1999
                                                       (Unaudited)
Cash Flows from Operating Activities:
 Net loss.............................    $(36,002)     $ (1,283)     $ (4,380)
 Adjustments to reconcile net loss to
  net cash flows from operating
  activities:
  Depreciation and amortization.......       5,549           --            381
  Loss on disposal of property and
   equipment..........................          56           --            --
  Gain on tower sales.................        (479)         (202)         (174)
  Amortization of deferred gain on
   tower sales........................        (180)                        (22)
  Amortization of financing costs.....         234            16           --
  Non-cash interest...................       2,322           --            --
  Extraordinary loss on early
   extinguishment of debt.............       1,485           --            --
  Non-cash compensation...............      10,686           --            --
  Changes in assets and liabilities:
   Accounts receivable................      (3,313)           (1)          (92)
   Other receivables..................        (141)          --            (39)
   Inventories........................         222           --           (927)
   Prepaid expenses and other assets..      (2,259)         (306)         (432)
   Accounts payable, accrued expenses
    and accrued interest..............       9,395           618         1,758
   Deferred revenue...................         521           --            --
                                          --------      --------      --------
    Net cash flows from operating
     activities.......................     (11,904)       (1,158)       (3,927)
                                          --------      --------      --------
Cash Flows from Investing Activities:
 Capital expenditures.................     (64,741)      (15,475)      (39,331)
 Microwave relocation costs...........        (453)          --            --
 Intangible acquired in purchase of
  network assets......................      (3,526)          --            --
 Proceeds from tower sales............       8,500         2,500         4,500
 Advance on tower sales...............         --          2,000         2,000
                                          --------      --------      --------
    Net cash flows from investing
     activities.......................     (60,220)      (10,975)      (32,831)
                                          --------      --------      --------
Cash Flows from Financing Activities:
 Proceeds from long-term debt.........     165,106         8,568        27,571
 Repayment of Nortel debt.............     (40,346)          --            --
 Debt issuance costs..................     (10,023)       (1,580)       (1,580)
 Proceeds from sale of redeemable
  preferred stock, net of offering
  costs of $3,613.....................      46,387           --            --
 Members' contributions...............      16,500        10,500        13,500
                                          --------      --------      --------
    Net cash flows from financing
     activities.......................     177,624        17,488        39,491
                                          --------      --------      --------
Increase in cash and cash equivalents.     105,500         5,355         2,733
Cash and cash equivalents at beginning
 of period............................       2,733           --            --
                                          --------      --------      --------
Cash and cash equivalents at end of
 period...............................    $108,233      $  5,355      $  2,733
                                          ========      ========      ========

                See notes to consolidated financial statements.

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS OPERATIONS

   Illinois PCS, LLC was formed in January 1999 as an Illinois limited liability company for the purpose of becoming a provider of wireless personal communication services ("PCS"). On July 12, 2000, Illinois PCS, LLC (the "Predecessor Company") reorganized its business into a C Corporation in which members of the Predecessor Company received 44,869,643 shares of common stock of iPCS, Inc. in exchange for their ownership interests in the Predecessor Company. The ownership percentages among the members following the reorganization remained consistent with the ownership percentages at December 31, 1999 as adjusted for the effects of the agreement described in Note 14. As of July 12, 2000, the Predecessor Company merged with and into iPCS Wireless, Inc., a wholly owned subsidiary of iPCS, Inc., and iPCS Equipment, Inc. was also formed and is a wholly owned subsidiary of iPCS Wireless, Inc. iPCS Wireless, Inc. will continue the activities of the Predecessor Company and, for accounting purposes, this transaction was accounted for as a reorganization of the Predecessor Company into a C Corporation. iPCS, Inc. and its subsidiaries, including the Predecessor Company, are collectively referred to as the "Company."

   In January 1999, the Company entered into affiliation agreements (the "Sprint PCS Agreements") with Sprint Communications Company, L.P. ("Sprint") and Sprint Spectrum L.P. and SprintCom, Inc., entities controlled by the PCS Group of Sprint ("Sprint PCS"). The Sprint PCS Agreements, as amended, provide the Company with the exclusive right to build, own and manage a wireless voice and data services network in 35 basic trading areas ("BTAs") located in Illinois, Iowa, Michigan and Nebraska under the Sprint PCS brand.

   The PCS market is characterized by significant risks as a result of rapid changes in technology, increasing competition and the cost associated with the build-out of a PCS network. The Company's continuing operations are dependent upon Sprint PCS' ability to perform its obligations under the Sprint PCS Agreements and the ability of the Company to raise sufficient capital to fund operating losses, to meet debt service requirements, and to complete the build-out of its PCS network. Additionally, the Company's ability to attract and maintain a sufficient customer base is critical to achieving breakeven operating cash flow. Changes in technology, increased competition, or the inability to obtain required financing or achieve breakeven operating cash flow, among other factors, could have an adverse effect on the Company's financial position and results of operations.

   In the notes to the consolidated financial statements, the nine-month period ended September 30, 2000 is referred to as the "period ended September 30, 2000" and the period from January 22, 1999 (date of inception) through December 31, 1999 is referred to as the "period ended December 31, 1999."

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation:

   The consolidated financial statements of the Company include its subsidiaries, iPCS Wireless, Inc. and iPCS Equipment, Inc., and the Predecessor Company. All significant intercompany accounts or balances have been eliminated in consolidation.

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

Basis of Presentation of Unaudited Interim Financial Information:

   The accompanying unaudited interim consolidated financial statements for the period from January 22, 1999 (date of inception) through September 30, 1999 have been prepared in accordance with rules issued by the Securities and Exchange Commission for preparing interim financial information and, therefore, do not include all information and footnotes necessary for a presentation of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. All adjustments, consisting of normal recurring accruals, which, in the opinion of management, are necessary for a fair presentation of financial position and results of operations have been included.

Use of Estimates:

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risk:

   The Company's operations as currently conducted rely heavily on critical functions performed by Sprint PCS. The termination of the Company's strategic relationship with Sprint PCS or Sprint PCS' failure to perform its obligations under the Sprint PCS Agreements (see Note 3) would severely restrict the Company's ability to conduct its business.

   The Company maintains cash and cash equivalents in accounts with a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. The Company monitors the financial stability of this institution regularly and management does not believe there is significant credit risk associated with deposits in excess of federally insured amounts.

Cash and Cash Equivalents:

   For purposes of reporting cash flows, the Company considers all highly liquid investments, with an original maturity of three months or less at the time of purchase, to be a cash equivalent.

Inventories:

   Inventories consist of handsets and related accessories. Inventories purchased for resale will be carried at the lower of cost, determined using weighted average cost, or market, determined using replacement cost.

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

Property, Equipment and Construction in Progress:

   Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Asset lives used by the Company are as follows:

                                                                  Useful life:
     Network assets.............................................. 3 to 15 years
     Computer equipment..........................................  3 to 5 years
     Furniture, fixtures, office equipment and leasehold
      improvements............................................... 5 to 21 years

   Construction in progress includes expenditures for the purchase of capital equipment, design services, and construction services of the Company's network. The Company capitalizes interest on its construction in progress activities. Interest capitalized for the periods ended September 30, 2000 and December 31, 1999 totaled approximately $1,467,000 and $471,000, respectively. When the network assets are placed in service, the Company transfers the assets from construction in progress to network assets and depreciates those assets over their estimated useful life.

Financing Costs:

   Deferred financing costs are amortized as interest expense over the term of the respective financing using the effective interest method.

Intangible Assets--Microwave Clearing Costs:

   Microwave clearing costs represent costs incurred to relocate incumbent carriers from Sprint PCS' spectrum. In accordance with the Sprint PCS agreement, the Company reimburses Sprint PCS 50% of these microwave clearing costs. The Company amortizes the microwave relocation costs over the remaining term of the Sprint PCS agreement.

Income Taxes:

   Prior to July 12, 2000, the Predecessor Company operated as a limited liability company ("LLC") and, as result, its losses were included in the income tax returns of its members. Therefore, the accompanying consolidated financial statements do not include any income tax amounts prior to July 12, 2000. Subsequent to July 12, 2000, the date of reorganization as discussed in
Note 1, the Company became a C Corporation and began accounting for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Deferred income taxes are provided for the tax consequences in future years of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts, based on enacted tax laws and tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense is the tax payable for the year and the change during the period in deferred tax assets and liabilities. The Company has not provided any pro forma income tax information because any net deferred tax asset would have been offset by a full valuation allowance due to the Company's losses since inception.

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

Revenue Recognition:

   The Company began offering service to customers in December 1999.

   The Company recognizes revenue as services are performed. Sprint PCS collects all revenues from the Company's customers and remits the net amount to the Company. An affiliation fee of 8% of collected service revenues from Sprint PCS subscribers based in the Company's territory, excluding outbound roaming, and from non-Sprint PCS subscribers who roam onto the Company's network is retained by Sprint PCS and recorded as a cost of service. Revenues generated from the sale of handsets and accessories, inbound and outbound Sprint PCS roaming fees, and from roaming services provided to Sprint PCS customers who are not based in the Company's territory are not subject to the 8% affiliation fee.

   Sprint PCS pays the Company a Sprint PCS roaming fee for each minute that a Sprint PCS subscriber based outside of the Company's territory roams onto the Company's network. Revenues from these services are recognized as the services are performed. Similarly, the Company pays roaming fees to Sprint PCS when a Sprint PCS subscriber based in the Company's territory roams on the Sprint PCS network outside of the Company's territory. These costs are included as cost of services when incurred.

   Equipment revenues consisting of proceeds from sales of handsets and accessories are recorded net of an allowance for sales returns. The allowance is estimated based on Sprint PCS' handset return policy, which allowed customers to return handsets for a full refund within 14 days of purchase at September 30, 2000 and within 30 days of purchase at December 31, 1999. When handsets are returned to the Company, the Company may be able to reissue the handsets in the future to other customers at little additional cost. However, when handsets are returned to Sprint PCS for refurbishing, the Company receives a credit from Sprint PCS, which is less than the amount the Company originally paid for the handset.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of:

   The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company has identified no such impairment losses.

Advertising Costs:

   The Company expenses advertising costs when the advertisement occurs. Total advertising expense was approximately $2,637,000 and $171,000 for the periods ended September 30, 2000 and December 31, 1999, respectively.

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

Start-Up Activities:

   In April 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-5, "Reporting on the Costs of Start-Up Activities." This statement became effective January 1, 1999 and requires that costs of start-up activities and organization costs be expensed as incurred. The Company has expensed all costs of start-up activities and organization costs.

Stock Compensation:

   As allowed by SFAS No. 123, "Accounting for Stock Based Compensation" ("SFAS No. 123"), the Company has chosen to account for compensation expense associated with its stock option plan in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. The Company will disclose pro forma net loss as if compensation expense had been determined consistent with SFAS No. 123.

Comprehensive Income:

   A statement of comprehensive income has not been included in the accompanying consolidated financial statements since the Company does not have any "Other Comprehensive Income" to report.

Accretion on Redeemable Preferred Stock:

   Up to the date of redemption, the Company accretes the carrying value of the redeemable preferred stock to the redemption amount by the effective interest method.

Cumulative Dividends on Redeemable Preferred Stock:

   Cumulative dividends on the redeemable preferred stock are recorded as a charge to additional paid-in-capital and an increase to the carrying value of the Redeemable Preferred Stock as the dividends are earned by the holders.

Pro Forma Loss Per Share (Unaudited):

   Pro forma basic and diluted loss per share are calculated by dividing the net loss available to common stockholders by the pro forma weighted average number of shares of common stock of iPCS, Inc. as if the shares of common stock of iPCS, Inc. into which the Predecessor Company's members' interests were converted had been outstanding for all of the periods presented. The calculation was made in accordance with SFAS No. 128, "Earnings Per Share." The pro forma basic and diluted loss per share are the same because the inclusion of the incremental potential common shares from any assumed conversion of redeemable preferred stock or exercise of options and warrants is antidilutive.

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

   Potential common shares excluded from the pro forma loss per share computations because they were antidilutive are as follows:

     Convertible preferred stock.....................................  9,090,909
     Options.........................................................  1,556,000
     Warrants........................................................  4,134,637
                                                                      ----------
       Total......................................................... 14,781,546
                                                                      ==========

Recently Issued Accounting Pronouncements:

   In June 2000, the Financial Accounting Standards Board ("FASB") issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," an amendment of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for all fiscal years beginning after June 15, 2000. The Company is currently evaluating the impact of adoption of SFAS No. 133 and SFAS No. 138. The adoption is not expected to have a material effect on the Company's results of operations, financial position, or cash flows.

   In March 2000, the FASB issued Interpretation No. 44, ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation--an Interpretation of Accounting Principles Board Opinion 25" ("Opinion 25"). FIN 44 clarifies (a) the definition of employee for purposes of applying Opinion 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000; however, certain conclusions in this FIN 44 cover specific events that occur after either December 15, 1998, or January 12, 2000. To the extent that FIN 44 covers events occurring during the period after December 15, 1998, or January 12, 2000, but before the effective date of July 1, 2000, the effects of applying FIN 44 will be recognized on a prospective basis from July 1, 2000. The adoption of FIN 44 will not have a material effect on the Company's results of operations, financial position, or cash flows.

   On December 3, 1999, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"). This bulletin specifically addresses revenue recognition requirements for nonrefundable fees, such as activation fees, collected by a company upon entering into an arrangement with a customer, such as an arrangement to provide telecommunications services. On June 26, 2000, the SEC released SAB 101B, which delays the required implementation of SAB 101 until no later than the fourth quarter of fiscal years ending on or after December 31, 2000. The Company does not expect the effects of this bulletin to have a material effect on the Company's results of operations, financial position, or cash flows.

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

3. SPRINT PCS AGREEMENTS

   In January 1999, the Company signed the following four agreements with Sprint and Sprint PCS: management agreement, services agreement, trademark and service license agreement with Sprint PCS, and the trademark and service license agreement with Sprint. These agreements allow the Company to exclusively offer Sprint PCS services in the Company's territory.

   The management agreement has an initial term of 20 years with three 10-year automatic renewals. The management agreement can be terminated as a result of a number of events including an uncured breach of the management agreement or bankruptcy of either party to the agreement. In the event that the management agreement is terminated or not renewed, certain formulas apply to the valuation and disposition of the Company's assets. The key clauses of the management agreement are summarized as follows:

     (a) Exclusivity: The Company is designated as the only person or entity that can manage or operate a PCS network for Sprint PCS in the Company's territory. Sprint PCS is prohibited from owning, operating, building or managing another wireless mobility communications network in the Company's territory while the management agreement is in place.

     (b) Network build-out: The Company has agreed to build out the service area network in accordance with build-out plans developed jointly by Sprint PCS and the Company. Sprint PCS and the Company intend to expand network coverage to build all cells that cover population areas of at least ten thousand pops and all interstate and major highways.

     (c) Products and services offered for sale: The management agreement identifies the products and services that can be offered for sale in the Company's territory. The Company cannot offer wireless local loop services specifically designed for the competitive local market in areas where Sprint owns the local exchange carrier unless the Sprint-owned local exchange carrier is named as the exclusive distributor or Sprint PCS approves the terms and conditions.

     (d) Service pricing: The Company must offer Sprint PCS subscriber pricing plans designated for regional or national offerings. With prior approval from Sprint PCS, the Company is permitted to establish local price plans for Sprint PCS products and services offered only in the Company's territory. Sprint PCS will pay to the Company 92% of the Company's collected service revenues and of its roaming revenues from non-Sprint PCS subscribers but will remit 100% of revenues derived from roaming of other Sprint PCS customers and sales of handsets and accessories and proceeds from sales not in the ordinary course of business.

     (e) Roaming: When a Sprint PCS customer from outside of the Company's territory roams onto the Company's network, the Company will earn roaming revenues based on established rates. Similarly, the Company will pay Sprint PCS when the Company's own subscribers use the Sprint PCS nationwide network outside the Company's territory.

     (f) Advertising and promotion: Sprint PCS is responsible for all national advertising and promotion of Sprint PCS products and services. The Company is responsible for advertising and promotion in the Company's territory.

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

     (g) Program requirements including technical and customer care standards: The Company will comply with Sprint PCS' program requirements for technical standards, customer service standards, national and regional distribution and national accounts programs.

     (h) Non-competition: The Company may not offer Sprint PCS products and services outside the Company's territory.

     (i) Inability to use non-Sprint PCS brands: The Company may not market, promote, advertise, distribute, lease or sell any of the Sprint PCS products on a non-branded, "private label" basis or under any brand, trademark or trade name other than the Sprint PCS brand, except for sales to resellers.

     (j) Rights of first refusal: Sprint PCS has certain rights of first refusal to buy the Company's assets upon a proposed sale.

   The services agreement outlines various support services such as activation, billing, collections and customer care that will be provided to the Company by Sprint PCS. These services are available to the Company at established rates. Sprint PCS can change any or all of the service rates one time in each twelve month period. The Company may discontinue the use of any service upon three months written notice. Sprint PCS may discontinue a service provided that Sprint PCS provides the Company with nine months prior written notice. The services agreement automatically terminates upon termination of the management agreement.

   The trademark and service mark license agreements with Sprint and Sprint PCS provide the Company with non-transferable, royalty free licenses to use the Sprint and Sprint PCS brand names, the "diamond" symbol and several other trademarks and service marks. The Company's use of the licensed marks is subject to adherence to quality standards determined by Sprint and Sprint PCS. Sprint and Sprint PCS can terminate the trademark and service mark license agreements if the Company files for bankruptcy, materially breaches the agreement or if the management agreement is terminated.

   Amounts related to the Sprint PCS Agreements for the periods ended September 30, 2000 and December 31, 1999 are as follows (in thousands):

                                                   Period Ended  Period Ended
                                                   September 30, December 31,
                                                       2000          1999
     Amounts included in the Consolidated
      Statements of Operations:
      Cost of service.............................    $4,475         $115
      Cost of equipment...........................     5,023          222
      Selling expense.............................       695           81
      General and administrative expense..........        22            7
     Amount included in the Consolidated
      Balance Sheets:
      Inventory...................................       668          918

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

   Amounts due from and due to Sprint PCS are as follows (in thousands):

                                                      September 30, December 31,
                                                          2000          1999
     Due from Sprint PCS.............................    $3,664         $ 92
     Due to Sprint PCS...............................     4,834          663

4. PROPERTY AND EQUIPMENT INCLUDING CONSTRUCTION IN PROGRESS

   Property and equipment including construction in progress consists of the following (in thousands):

                                                      September 30, December 31,
                                                          2000          1999
     Network assets.................................    $ 65,576      $22,737
     Computer equipment.............................       1,435          675
     Furniture, fixtures, office equipment and
      leasehold improvements........................       2,539          626
                                                        --------      -------
     Total property and equipment...................      69,550       24,038
     Less accumulated depreciation and amortization.      (5,541)        (315)
                                                        --------      -------
     Property and equipment, net....................      64,009       23,723
     Construction in progress (network build-out)...      36,350       15,383
                                                        --------      -------
     Property and equipment including construction
      in progress, net..............................    $100,359      $39,106
                                                        ========      =======

5. INTANGIBLE ASSETS

   Intangible assets consist of the following (in thousands):

                                                                 September 30,
                                                                     2000
     Exclusive provider rights which arose with the issuance of
      warrants to Sprint PCS (see Note 6).......................    $ 9,147
     Exclusive provider rights which arose with the purchase of
      assets from Sprint PCS (see Note 6).......................      3,526
     Microwave clearing costs...................................      2,337
                                                                    -------
     Total intangible assets....................................     15,010
     Less accumulated amortization..............................       (175)
                                                                    -------
     Intangible assets, net.....................................    $14,835
                                                                    =======

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

6. AMENDMENT TO SPRINT PCS AGREEMENT

   On March 8, 2000, the Company entered into an amendment to the Sprint PCS agreements to expand its service area to include 20 BTAs located in Michigan, Iowa and Nebraska (the "Expansion"). In connection with the Expansion, the Company agreed to purchase certain network assets under construction in three BTAs in Michigan, for a purchase price to be determined on the closing date based upon the assets to be purchased and the stage of completion of those assets as of the closing date. In addition, in connection with the Expansion, the Company was granted an option, exercisable by the Company at any time prior to January 31, 2001, to add the Iowa City and Cedar Rapids, Iowa BTAs to its service area, for an initial purchase price of $25.2 million escalating monthly to a purchase price of $28.8 million if the option is exercised during January 2001. The purchase price is subject to an upward adjustment based upon the number of subscribers in the two additional markets at the option exercise date. As consideration to be the exclusive provider of Sprint PCS services in the Expansion territory, the Company committed to grant to Sprint PCS a warrant to acquire 2% of the equity of the Company at the earliest of July 15, 2000, the closing of an initial public offering, or the consummation of a private placement of equity in an amount equal to at least $70.0 million. In connection with the closing of the sale of the convertible preferred stock discussed in
Note 13, the Company issued Sprint PCS a warrant to acquire 1,151,938 shares of common stock of the Company on July 12, 2000 at an exercise price of $4.95 per share. The warrants are exercisable by Sprint PCS beginning on or after July 15, 2001 and expiring on July 15, 2007. The fair value of the warrants, as determined using the Black-Scholes model, was approximately $9.1 million and was recorded as an increase to paid in capital with a corresponding amount recorded as an intangible asset representing the right to be the exclusive provider of Sprint PCS services in the Expansion territory. Such intangible asset is being amortized over a life of 18.5 years, which is the remaining term of the Sprint PCS agreement. The fair value of the warrants was calculated using the following assumptions:

       (1) risk free interest rate of 6.35%;

       (2) stock price based on a planned initial public offering;

       (3) dividend yield of 0%;

       (4) life of 7 years; and

       (5) volatility of 40%.

   Also, on July 12, 2000 the Company purchased the assets under construction in Michigan from Sprint PCS for approximately $12.7 million. The Company allocated approximately $9.2 million of the purchase price to property based on the fair value of the assets acquired, with the excess amount of $3.5 million allocated to the intangible asset representing the right to be the exclusive provider of Sprint PCS services in Michigan. The intangible asset is being amortized over a life of 18.5 years, which is the remaining term of the Sprint PCS agreement.

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

7. DEFERRED GAIN ON TOWER SALES

   On May 28, 1999 the Company signed a tower sale and leaseback agreement with American Tower Corporation ("American Tower"). Under the agreement, the Company will locate sites for, develop and construct between sixty and eighty wireless communication towers and then sell the towers to American Tower. The term of this agreement will expire at the earliest of the final tower sale or December 31, 2000. The purchase price of each tower is $250,000. At September 30, 2000, a total of fifty-five towers have been sold to American Tower.

   In 1999, American Tower advanced $2.0 million to the Company for the purchases of the fifty-third through sixtieth towers. Should the Company not construct and sell the required number of towers to American Tower by December 31, 2000, the Company will be required to repay the advance plus accrued interest at 5%. The Company sold the fifty-third, fifty-fourth and fifty-fifth towers. Accordingly, the advance on tower sales was reduced by approximately $0.8 million and the advance on tower sales at September 30, 2000 is approximately $1.2 million.

   During the nine-month period ended September 30, 2000, thirty-seven towers were sold to American Tower for approximately $9.3 million, resulting in a gain of approximately $3.7 million, of which approximately $0.5 million was recognized at the time of the sale and the remainder was deferred and is being amortized as a reduction to rental expense over the initial lease term of ten years. For the period ended December 31, 1999, eighteen towers were sold to American Tower for $4.5 million in cash, resulting in a gain of $1.9 million, of which $174,000 was recognized at the time of the sale and the remainder was deferred and is being amortized as a reduction to rental expense over the initial lease term of ten years.

   Upon the sale of a tower, the Company leases a portion, generally one-third, of the tower to collocate antennas and other network communication equipment. The leases are operating leases. The monthly rent to be paid by the Company for tower space on each tower is $1,100 plus an annual 3 percent escalator for a ten-year initial term with three five-year renewal option periods, subject to the terms of the underlying ground leases.

8. INCOME TAXES

   Because the Predecessor Company was a nontaxable entity, the results presented below relate solely to the period from July 12, 2000 to September 30, 2000.

   The income tax expense (benefit) for the period differed from the amounts computed by applying the statutory U.S. Federal income tax rate of 35% as set forth below:

                                                                   Period Ended
                                                                   September 30,
                                                                       2000
     U.S. Federal statutory rate..................................     35.00 %
     Change in valuation allowance for deferred tax assets........    (35.00)%
                                                                      ------
     Effective tax rate...........................................      0.00 %
                                                                      ======

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

   The tax effects of significant temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (in thousands):

                                                                   September 30,
                                                                       2000
      Deferred tax assets:
       Nondeductible accrued liabilities..........................    $   375
       Deferred transaction costs.................................        795
       Nondeductible compensation expense.........................        948
       Deferred gain on tower sales...............................      2,023
       Net operating loss carryforward............................      5,490
       Other......................................................         76
                                                                      -------
      Total gross deferred tax assets.............................      9,707
      Less valuation allowance....................................     (5,830)
                                                                      -------
      Net deferred tax assets.....................................      3,877
                                                                      -------
      Deferred tax liabilities:
       Intangible assets..........................................        (30)
       Capitalized interest.......................................       (793)
       Property and equipment.....................................     (2,452)
       Other......................................................       (602)
                                                                      -------
      Total gross deferred tax liabilities........................     (3,877)
                                                                      -------
      Net deferred tax liabilities................................    $   --
                                                                      =======

   In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. No benefit for federal income taxes has been recorded for the period ended September 30, 2000 as the net deferred tax asset generated, primarily from temporary differences related to the net operating loss carryforwards, was offset by a full valuation allowance because it is not considered more likely than not that these benefits will be realized due to the Company's losses since inception. At September 30, 2000, the Company has net operating loss carry forwards for federal income tax purposes of approximately $12.8 million which are available to offset future taxable income through 2020.

9. DEBT

Senior Discount Notes and Warrants

   On July 12, 2000, the Company issued 300,000 units consisting of $300.0 million 14% senior discount notes due July 15, 2010 (the "Notes") and warrants to purchase 2,982,699 shares of common stock. The warrants become exercisable at any time after July 15, 2001 for a period of ten years from the date of issuance. The Notes were issued at a substantial discount such that the Company received gross proceeds from the issuance of the units of approximately $152.3 million. On
                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

July 15, 2005 the Company will begin accruing cash interest on the principal amount of the Notes at the rate of 14% per annum, compounded semi-annually, payable beginning January 15, 2006, and on each January 15 and July 15 thereafter. The Company is amortizing the discount on the Notes as interest expense over the period from date of issuance to the maturity date utilizing the effective interest method. For the period ended September 30, 2000, the Company recorded approximately $1.8 million, net of capitalized interest of approximately $0.3 million, as interest expense related to the amortization of the discount and recorded accrued interest of approximately $2.8 million utilizing the effective interest method.

   The Notes are a general unsecured obligation, subordinated in right of payment to all senior debt, including all obligations under the credit facility. The Notes Indenture contains covenants which restrict the Company's ability to incur additional indebtedness, pay dividends, merge, dispose of its assets, and certain other matters as defined in the Indenture. During the first 36 months, the Company may redeem up to 35% of the Accreted Value of Notes (as defined in the Notes agreement) at a redemption price of 114% with the net cash proceeds of one or more equity offerings excluding the first $70.0 million of equity offerings. After July 15, 2005, the Notes may be redeemed at a price of 107% beginning in 2005, 105% beginning in 2006, 102% beginning in 2007 and 100% thereafter. Upon a change in control as defined in the Notes agreement, the Company will be required to make an offer to purchase the Notes at a price equal to 101% of the Accreted Value of Notes (as defined in the Notes agreement) on any purchase date prior to July 15, 2005 or 101% of the aggregate principal amount therefor, plus accrued and unpaid interest and Liquidated Damages (as defined in the Notes agreement), if any, to the date of purchase if on or after July 15, 2005.

   The Company allocated approximately $24.9 million to the fair value of the warrants, as determined by using the Black-Scholes model, and recorded a discount on the Notes, which is being recognized as interest expense over the period from date of issuance to the maturity date. For the period ended September 30, 2000, the Company recorded approximately $0.3 million as interest expense related to the amortization of the value of the warrants.

   The fair value of the warrants was calculated using the following assumptions:

     (1) risk free interest rate of 6.35%;

     (2) stock price based on a planned initial public offering;

     (3) dividend yield of 0%;

     (4) life of 10 years; and

     (5) volatility of 40%.

   The Company incurred approximately $6.1 million of costs associated with the issuance of the Notes. Those costs consisted of investment banker fees, legal fees and other issuance costs that have been capitalized and are being amortized to interest expense using the effective interest method over the term of the Notes.

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

Nortel Credit Facility

   Effective May 14, 1999, the Company entered into a credit facility agreement (the "Nortel Credit Facility") with Nortel Networks Inc. ("Nortel"). The proceeds were used to purchase equipment and to fund the construction of the Company's portion of the Sprint PCS network. The financing terms permitted the Company to borrow $48 million through three commitment tranches (Tranche A--$32 million, Tranche B--$11 million and Tranche C--$5 million) through May 14, 2002, and required minimum equipment purchases of $32 million (see Note 11).

   The Company could borrow money at the lesser of either: (1) a base rate loan with an interest rate equal to 3 percent plus the higher of (A) the prime rate of Citibank, N.A. (New York) or (B) the federal fund effective rate plus one half of a percent; or (2) a London interbank offered rate (Libor), as adjusted for reserve requirements, plus 4 percent. All borrowings were based on the Libor rate plus 4 percent (10% at December 31, 1999). Accrued interest was generally payable quarterly. Interest incurred and capitalized for the period ended December 31, 1999 totaled $471,000. The Company had outstanding borrowings under the Nortel Credit Facility of approximately $27.6 million at December 31, 1999.

   On July 12, 2000, the Nortel Credit Facility was repaid in full with the proceeds from the issuance of the Notes. In connection with the early extinguishment of the Nortel Credit Facility, the Company recorded an extraordinary loss of approximately $1.5 million related to the write-off of the unamortized deferred financing costs at July 12, 2000.

   An unused facility commitment fee ranging from 0.75% to 1.5% on the daily average unused portion of the Nortel Credit Facility was due on a quarterly basis. The commitment fee expense for the periods ended September 30, 2000 and December 31, 1999 was approximately $81,000 and $81,000, respectively.

   For the period ended December 31, 1999, the Company incurred approximately $1.6 million of a loan origination fee and debt issue costs associated with obtaining the Nortel Credit Facility which was capitalized.

Senior Secured Credit Facility

   On July 12, 2000, the Company entered into an amended and restated credit facility with Toronto Dominion (Texas), Inc. and GE Capital Corporation for a $140.0 million senior secured credit facility ("credit facility") to replace the Nortel Credit Facility. The credit facility permits the Company to borrow up to $140.0 million through two tranches (Tranche A--$90.0 million and Tranche B--$50.0 million) upon the Company meeting certain conditions, including a sale of equity securities with gross proceeds of at least $70.0 million. The credit facility contains certain financial ratios and other financial conditions similar to the Nortel Credit Facility and is collateralized by all of the Company's assets and assignment of the Sprint PCS Agreements. Since the Company has not met the condition of a sale of equity securities, no amounts have been available to be borrowed under this credit facility as of September 30, 2000.

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

   Commencing March 31, 2004, and on the last day of each calendar quarter ending during the periods set forth below, the Tranche A commitment as of March 30, 2004 shall be automatically and permanently reduced by the percentage amount set forth below for the quarters indicated:

  . for the four quarters commencing with the fiscal quarter ending March 31, 2004, 2.50% per quarter;

  .  for quarters five through eight, 3.75% per quarter;

  .  for quarters nine through sixteen, 6.25% per quarter; and

  .  for the last two quarters, 12.50% per quarter.

   The Tranche B commitment shall be automatically and permanently reduced (i) to $25,000,000 on December 31, 2000 unless the aggregate amount of Tranche B loans outstanding on December 31, 2000 is greater than or equal to $25,000,000 and (ii) by the amount of any available Tranche B commitment as of and on June 30, 2001.

   Commencing March 31, 2004, the Company must begin to repay, in quarterly installments, the principal on all borrowings outstanding as of March 30, 2004 made under the Tranche B commitment. A fixed percentage on all Tranche B borrowings will be due each quarter as follows:

  . for the first four quarters commencing with the fiscal quarter ending March 31, 2004, 2.50% of the principal balance of the loan is due per quarter;

  .  for quarters five through eight, 3.75% per quarter;

  .  for quarters nine through sixteen, 6.25% per quarter; and

  .  for the last two quarters, 12.50% per quarter.

   If the Company borrows the maximum amount under Tranche B, the aggregate amount required to be repaid for each of the four periods above will be $5.0 million, $7.5 million, $25.0 million, and $12.5 million, respectively.

   Any principal that has not been paid by the maturity date, June 30, 2008, is due at that time.

   The Company may voluntarily prepay any of the loans at any time. Tranche A permits reborrowings on a revolving basis but amounts repaid under Tranche B may not be reborrowed.

   The Company will have to make mandatory prepayments under certain circumstances, including among others:

  . 50% of the Company's excess annual cash flow as computed under the senior secured credit agreement, commencing April 30, 2004 with respect to the fiscal year ending December 31, 2003;

  . Any amount in excess of $1.0 million per calendar year received as net proceeds of asset sales outside the ordinary course of business or insurance proceeds subject to certain exceptions, to the extent not reinvested in property or assets within a stated period of time;

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

  . 50% of the net proceeds of any equity issuance excluding the committed issuance of the convertible preferred stock, an initial public offering and any offering to a borrower or guarantor party to the senior secured financing; and

  . 100% of the net proceeds of a debt issuance excluding permitted indebtedness.

   All prepayments described above are applied to the outstanding loan balances pro rata between Tranche A and Tranche B and pro rata across the maturities.

   From the date of the senior secured credit agreement through and including the date on which earnings before interest, taxes and depreciation and amortization ("EBITDA") is greater than zero for two consecutive fiscal quarters, the Company may borrow money at the lesser of either:

  . A base rate loan with an interest rate equal to 2.75% plus the higher of:

    .  The prime rate of the Toronto-Dominion Bank, New York Branch or

    .  The federal funds effective rate plus 0.5%; or

  . A Eurodollar loan with an interest rate equal to the London interbank offered rate, plus 3.75%.

   After the date of which EBITDA is greater than zero for two consecutive fiscal quarters, the base rate margin will range from 2.750% to 2.250% and the Eurodollar loan margin will range from 3.75% to 3.250%, depending upon the leverage ratio as of the most recently ended fiscal quarter.

   The Company incurred approximately $4.0 million of costs associated with obtaining the credit facility. Those costs consisted of loan origination fees, legal fees and other debt issuance costs that have been capitalized and are being amortized to interest expense using the effective interest method over the term of the credit facility.

   An unused facility commitment fee ranging from 1.0% to 1.5% on the daily average unused portion of the credit facility is due on a quarterly basis. The commitment fee expense for the period ended September 30, 2000 was approximately $473,000.

   As a condition of the credit facility, Sprint PCS has entered into a consent and agreement with the lenders that modifies Sprint PCS' rights and remedies under its management agreement with the Company. Among other things, Sprint PCS consented to the pledge of substantially all of the Company's assets, including the management agreement, to the lenders. In addition, Sprint PCS may not terminate the management agreement with the Company and must maintain 10 MHz of PCS spectrum in the Company's markets until the credit facility is satisfied or the Company's assets are sold pursuant to the terms of the consent and assignment with the lenders.

   The Company is required to maintain certain financial ratios and other financial conditions including debt coverage ratios, minimum levels of revenue and wireless subscribers, and limitations on capital expenditures. Additionally, the Company has agreed not to merge, dispose of its assets, make restricted payments, including dividends, and certain other matters as defined in the credit facility. At September 30, 2000, the Company was in compliance with those covenants.

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

10. LEASE COMMITMENTS

   The Company is obligated under noncancelable operating lease agreements for offices, stores, network equipment space and cell sites. At September 30, 2000, the future minimum annual lease payments under these noncancelable operating lease agreements are as follows (in thousands):

     September 30,
      2001.............................................................. $ 4,132
      2002..............................................................   4,152
      2003..............................................................   3,916
      2004..............................................................   3,310
      2005..............................................................   2,304
      Thereafter........................................................   7,593
                                                                         -------
       Total............................................................ $25,407
                                                                         =======

   Rental expense was approximately $1,742,000 and $446,000 for the periods ended September 30, 2000 and December 31, 1999, respectively, of which approximately $40,000 and $31,000, respectively, was paid to one of the Company's stockholders/members. Included in minimum lease commitments is approximately $487,000 and $527,000 for the periods ended September 30, 2000 and December 31, 1999, respectively, payable to one of the Company's stockholders/members.

11. PURCHASE COMMITMENTS

   On May 24, 1999 the Company entered into a three-year $32 million agreement with Nortel for the purchase of network equipment and infrastructure, including switches and base station controllers. On July 11, 2000 the amount was increased from $32 million to $60 million. Nortel did provide financing to the Company until July 12, 2000 for these purchases pursuant to the Nortel Credit Facility discussed in Note 9. Under the agreement, the Company receives a discount on the network equipment and services because of the Sprint PCS affiliation, but pays a slight premium to the discounted price on any equipment and services financed by Nortel. If the Company's affiliation with Sprint PCS ends, Nortel has the right to either terminate the agreement or, with the Company's consent, modify the agreement to establish new prices, terms and conditions. As of September 30, 2000, the Company has a remaining commitment to purchase approximately $19.8 million of equipment and services from Nortel.

   In July 2000 the Company entered into an equipment purchase agreement with Lucent Technologies Inc. ("Lucent") for the purchase of network equipment and infrastructure which includes one switch and 100 base station controllers for the Michigan markets within the first year of the agreement and an additional 32 base station controllers during the second year. In addition, the Company has agreed to use Lucent's equipment exclusively in the construction of the Company's network located within the state of Michigan. As of September 30, 2000, the Company has purchased approximately $4.2 million of equipment and has a remaining commitment to purchase
                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR approximately $13.0 million of equipment. The Company has entered into this agreement with Lucent as an additional affiliate of Sprint PCS and is subject to the terms and conditions of a procurement and services contract between Lucent and an affiliate of Sprint PCS which will expire on January 31, 2006.

12. EMPLOYEE BENEFITS

   The Company has established a 401(k) plan (the "Plan") in which substantially all employees may participate. The Plan allows eligible employees to contribute up to 15% of their compensation and provides that the Company will make matching contributions of 50% up to the first eight percent of an employee's contribution. In addition, the Company may make discretionary contributions to the Plan. Company contributions to the Plan were approximately $28,000 and $14,000 for the periods ended September 30, 2000 and December 31, 1999, respectively.

13. REDEEMABLE PREFERRED STOCK

   Contemporaneously with the issuance of the 300,000 units discussed in Note 9, the Company issued to an investor group 9,090,909 shares of Series A-1 convertible participating preferred stock ("Series A-1 preferred stock") at a purchase price of $5.50 per share, yielding gross proceeds of $50.0 million. Each share of Series A-1 preferred stock is convertible into one share of common stock. In addition, the investor group has agreed to purchase 14,000,000 shares of Series A-2 preferred stock at a purchase price of $5.00 per share, subject to certain conditions, unless the Company completes a public offering yielding gross proceeds of $30.0 million or more prior to December 31, 2000.

   The holders of Series A-1 preferred stock have conversion rights and voting rights of common stockholders on an as-converted basis. Each share of Series A-1 preferred stock shall automatically convert into common stock under certain conditions including a public offering of securities with gross proceeds of $50 million or a change of control. In the event that the Company has not completed an initial public offering of common stock or consummated a business transaction meeting certain criteria by the fifth anniversary of the investment, the investor group has the right to request the Company to repurchase the Series A-1 preferred stock at fair market value, unless the Company's Board of Directors determines, in its sole discretion, that it is not in the Company's best interests to do so, whereupon the investor group would have the right to force a sale of the Company subject to the rights of Sprint and Sprint PCS under the Sprint PCS Agreements. The Series A-1 preferred stock has a mandatory redemption for cash at an amount equal to the stated value plus accrued dividends on July 12, 2011. The Company accretes the carrying value of the Series A-1 preferred stock (net of offering costs incurred) to the redemption amount by the effective interest method. During the period ended September 30, 2000, the Company recorded approximately $69,000 of accretion on the Series A-1 preferred stock.

   The Company allocated the entire net proceeds received from the issuance of Series A-1 preferred stock of approximately $46.4 million to the beneficial conversion feature on the issuance of
                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

Series A-1 preferred stock. The beneficial conversion feature was calculated at the issuance date of the Series A-1 preferred stock based on the difference between the conversion price of $5.50 per share and estimated fair market value of the common stock at that date. This amount, however, was limited to the proceeds received from issuing the beneficial convertible security. As the Series A-1 preferred stock was immediately convertible, the Company also recorded accretion of approximately $46.4 million to additional paid-in capital.

   The Series A-1 preferred stock bears cumulative dividends, whether or not declared, at the rate of 7.5% of the preferred liquidation preference per year and, when paid, shall be paid only in additional shares of Series A-1 preferred stock. Dividends shall accumulate and compound semi-annually. The preferred liquidation preference is equal to $5.50 per share plus any accrued but unpaid dividends on such share of Series A-1 preferred stock. Dividends on each share shall accrue on a daily basis and be cumulative from the date of original issue. If there is a public offering prior to December 31, 2000 of at least $50.0 million and the price per share is $11.00 per share, then the dividends on the Series A-1 preferred stock will be cancelled. During the period ended September 30, 2000, the Company recorded approximately $0.8 million for accrued dividends on Series A-1 preferred stock as a charge to additional paid in capital.

   In addition to the 7.5% dividend, when and if the Board of Directors declares a dividend payable with respect to the then outstanding shares of common stock, the holders of the Series A-1 preferred stock shall be entitled to the amount of dividends per share as would be payable on the number of shares of our common stock into which such shares of Series A-1 preferred stock could then be converted. Upon the occurrence of a change of control prior to July 12, 2005, the Company will be obligated to pay a special dividend to each holder of Series A-1 preferred stock (except as to any changes of control in connection with a business combination with a private company as to which the investor group waives its right to receive such dividend) in an amount equal to the amount of all unpaid dividends that would have been payable through July 12, 2005.

14. EQUITY

   The Predecessor Company was organized as a LLC and, as such, had no outstanding stock. Owners (members) actually held a membership interest in the LLC. As a result, the investment of those members in the Predecessor Company is reflected as Contributed Capital--Predecessor Company in the accompanying consolidated balance sheet and consolidated statement of redeemable preferred stock and equity as of December 31, 1999.

   On March 12, 1999, the Company entered into a management agreement (the "Management Agreement") with Mr. Yager to act as the Manager of the Predecessor Company. The Management Agreement entitled Mr. Yager to a cash bonus equal to 2.5% of the fair market value of the Company in the event of a Transfer (as defined in the Management Agreement) of all or substantially all of the assets of the Company, or 2.5% of the fair market value of any transferred interests in the Company, in excess of the applicable member's cumulative contributions. Effective as of February 29, 2000, Mr. Yager and the Company agreed to terminate the Management Agreement,
                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR and in exchange therefor Mr. Yager received a 1.5% ownership interest in the Predecessor Company. In addition, the Company paid the withholding tax obligation arising by reason of the issuance of the 1.5% ownership interest to Mr. Yager, and the federal and state taxes on the issuance of the ownership interest and payment of the withholding tax obligation. Based upon the expected offering price of the initial public offering as determined on April 24, 2000, the Company recorded non-cash compensation expense of approximately $8.5 million related to the ownership interest granted and recorded general and administrative expense of approximately $1.6 million related to taxes paid by the Company on behalf of Mr. Yager for the period ended September 30, 2000.

   On July 11, 2000, the Board of Directors approved the amended and restated 2000 Long Term Incentive Stock Plan. Under the plan, the Company may grant stock options, stock appreciation rights, shares of common stock and performance units to employees, consultants and directors. The total number of shares of common stock that can be awarded under the plan is 6,500,000 shares, which will be increased on December 31 of each year beginning on December 31, 2000 by a number of shares equal to 1% of the number of shares then outstanding, up to maximum of 8,000,000. On July 12, 2000, the Board of Directors granted options to members of management, employees and directors to acquire 1,558,750 shares of common stock with an exercise price of $5.50 per share.

   At September 30, 2000, the following is a summary of options outstanding and exercisable:

                                                                        Weighted
                                                                        Average
                                                                        Exercise
                                                              Shares     Price
     Outstanding at beginning of period.....................       --     $--
      Granted............................................... 1,558,750    5.50
      Exercised.............................................       --      --
      Forfeited.............................................    (2,750)   5.50
                                                             ---------    ----
     Outstanding at end of period........................... 1,556,000    5.50
                                                             =========    ====

     Options exercisable....................................   390,702
     Weighted-average remaining contractual life............ 9.8 years

   The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations to account for its employee and director stock options. Compensation expense is determined as the excess of the fair value of the Company's common stock at date of grant over the exercise price. Based upon the expected offering price of a planned initial public offering, the Company recognized total unearned compensation expense of approximately $8.3 million related to these grants on July 12, 2000. This amount is being amortized as compensation expense over the vesting period of the options; such vesting period begins on the employee's date of hire and extends for four years. For directors and all future grants to employees, the vesting period begins on the date of grant and extends for four years. Total non-cash compensation expense related to such options was approximately $2.2 million for the period ended September 30, 2000.

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

   If compensation expense for the stock option grants had been determined based on fair value at the grant date consistent with the requirements of SFAS No. 123, "Accounting for Stock Based Compensation," the Company's net loss applicable to common stockholders and net loss per share would have been the pro forma amounts indicated below for the period ended September 30, 2000:

     Net loss applicable to common stockholders:
      As reported................................................ $(83,269,695)
      Pro forma.................................................. $(83,902,022)

     Basic and diluted loss per common share:
      As reported................................................ $      (1.86)
      Pro forma.................................................. $      (1.87)

   The Company's calculation of fair value of the options was made using the Black-Scholes model with the following assumptions:

     (1) risk free interest rate of 6.35%;

     (2) stock price based on a planned initial public offering;

     (3) dividend yield of 0%;

     (4) life of 4 years; and

     (5) volatility of 40%.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

   The following disclosure of the estimated fair value of financial instruments is made pursuant to SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." Fair value estimates are subject to inherent limitations. Estimates of fair value are made at a specific point in time, based on relevant market information and information about the financial instrument. The estimated fair values of financial instruments are not necessarily indicative of amounts the Company might realize in actual market transactions. Estimates of fair value are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. The carrying amounts at September 30, 2000 and December 31, 1999 for cash and cash equivalents, accounts receivable, other receivables, accounts payable, accrued liabilities, and variable rate long-term debt are reasonable estimates of their fair values. The carrying amount of fixed-rate long-term debt at September 30, 2000 is believed to approximate fair value because such debt was discounted to reflect market interest rate at inception and such discount is believed to be approximate for valuation of this debt.

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

16. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                     Period Ended  Period Ended
                                                     September 30, December 31,
                                                         2000          1999
                                                           (In thousands)
Supplemental disclosure of cash flow information--
 cash paid for interest.............................    $ 1,971       $  206

Supplemental schedule of noncash investing and
 financial activities:
 Accounts payable incurred for the acquisition of
  property, equipment and construction in progress..    $10,223       $2,739
 Accounts payable incurred for the acquisition of
  microwave relocation costs........................      1,884          --
 Accrued dividends on redeemable preferred stock....        812          --
 Accretion to the redemption amount of preferred
  stock.............................................         69          --
 Grant of stock options.............................      8,247          --
 Issuance of warrants in connection with the senior
  discount notes....................................     24,859          --
 Issuance of warrants to Sprint PCS.................      9,147          --

17. VALUATION AND QUALIFYING ACCOUNTS (in thousands)

                                                                       Balance
                                       Beginning Costs and            at end of
                                       of Period Expenses  Write-Offs  Period
Period ended December 31, 1999
 allowance for doubtful accounts......   $--       $  1      $ --       $  1
                                         ====      ====      =====      ====
Period ended September 30, 2000
 allowance for doubtful accounts......   $  1      $305      $(137)     $169
                                         ====      ====      =====      ====

18. SUBSEQUENT EVENTS

   On November 21, 2000, the Company sold eighteen towers to American Tower for approximately $4.8 million, of which approximately $3.6 million was received in cash and approximately $1.2 million represented a reduction in the advance on tower sales. This transaction resulted in a gain of approximately $1.7 million, of which approximately $0.3 million was recognized at the time of the sale and the remainder was deferred and is being amortized as a reduction to rental expense over the initial lease term of ten years. As discussed in Note 7, in 1999, American Tower advanced $2.0 million to the Company for the purchases of the fifty-third through sixtieth towers. The advance on tower sales of approximately $1.2 million remaining at September 30, 2000 was reduced to zero because the fifty-sixth through sixtieth towers were among the eighteen towers sold by the Company on November 21, 2000.

                  iPCS, INC. AND SUBSIDIARIES AND PREDECESSOR

   On December 28, 2000, the Company issued to an investor group 14,000,000 shares of Series A-2 convertible participating preferred stock ("Series A-2 preferred stock") at a purchase price of $5.00 per share, yielding gross proceeds of $70.0 million; net proceeds were approximately $65.8 million. Each share of Series A-2 preferred stock is convertible into one share of common stock.

   The holders of Series A-2 preferred stock have the same rights as the holders of Series A-1 preferred stock as to conversion and voting as common stockholders on an as-converted basis discussed in Note 13. In addition, the Series A-2 preferred stock has the same dividend rights as the Series A-1 preferred stock except that the preferred liquidation preference is equal to $5.00 per share plus any accrued but unpaid dividends on such share of Series A-2 preferred stock. The Series A-2 preferred stock has a mandatory redemption for cash at an amount equal to the stated value plus accrued dividends on July 12, 2011. The Company will accrete the carrying value of the Series A-2 preferred stock (net of offering costs incurred) to the redemption amount by the effective interest method.

   On December 29, 2000, the Company borrowed $25.0 million pursuant to the terms of the credit facility discussed in Note 9.

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January 12, 2001

                                300,000 Warrants

                        2,982,699 Shares of Common Stock
                       Issuable Upon Exercise of Warrants

[iPCS Logo]


                    ----------------------------------------

                                   PROSPECTUS

                    ----------------------------------------


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We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any of the sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or our affairs have not changed since the date hereof.
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